As filed with the Securities and Exchange Commission on June 6, 2006
Registration No.           -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GMARKET INC.
(Exact name of Registrant as specified in its Charter)
Not Applicable
(Translation of Registrant’s name into English)

The Republic of Korea	7389	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)
8th Floor, LIG Tower
649-11, Yeoksam-Dong
Gangnam-Gu
Seoul 135-912, Korea
+82-2-1566-5701
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Thomas M. Britt III, Esq.	Matthew Bersani, Esq.
Mark J. Lee, Esq.	Shearman & Sterling LLP
Debevoise & Plimpton LLP	12/F, Gloucester Tower
13/F, Entertainment Building	The Landmark, 11 Pedder Street
30 Queen’s Road Central, Hong Kong	Central, Hong Kong
+852-2160-9800	+852-2978-8000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered(1)	Registered(2)	per Unit(3)	Price	Registration Fee

Common stock, par value Won 100 per share			$$100,000,000	$10,700.00

(1)	American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the shares of common stock registered hereby will be registered under a separate registration statement on Form F-6. Each American Depositary Share will represent one share of common stock.

(2)	Includes (a) shares of common stock represented by American Depositary Shares that may be purchased by the underwriters pursuant to an over-allotment option and (b) all shares of common stock represented by American Depositary Shares initially offered or sold outside the United States that are thereafter sold or resold in the United States. Offers of sales of American Depositary Shares outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this Registration Statement.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy theses securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 6, 2006
GMARKET INC.
                            American Depositary Shares
Representing
                            Common Shares

       This is an initial public offering of American depositary shares, or ADSs, representing common shares of Gmarket Inc., or Gmarket. Gmarket is selling                      ADSs, and the selling shareholders identified in this prospectus are selling an additional                      ADSs. Gmarket will not receive any of the proceeds from the sale of the ADSs by the selling shareholders. Each ADS represents one common share. The ADSs are evidenced by American depositary receipts, or ADRs. Prior to this offering, there has been no public market for the ADSs or the common shares. It is currently estimated that the initial public offering price per ADS will be between US$                    and US$                    . Application has been made for quotation of the ADSs on the Nasdaq National Market under the symbol “GMKT.”

       See “Risk Factors” beginning on page 10 to read about risks you should consider before buying the ADSs.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Gmarket	$	$
Proceeds, before expenses, to the selling shareholders	$	$
       The underwriters have an option to purchase up to an additional                      ADSs from us and certain selling shareholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on                     , 2006.

Goldman Sachs International	Cowen and Company
Thomas Weisel Partners LLC

Prospectus dated                     , 2006.

GMARKET

http://www.gmarket.co.kr

## Featuring...

**Customer Satisfaction & Loyalty**
- » Loyal customer discount programs
- » Personalized customer service

**Proprietary Sales Support Software**
- » Free, easy-to-use seller software

**Donation Shopping**
- » Over US$1 million donated by our sellers to charities since June 2005

**Convenient Shopping Experience**
- » Over 1.7 million products available for sale
- » Events & discounts

**Global Network**
- » International delivery
- » English mini-site (to be launched 2006)

**Star Shops**
- » Mini-shops featuring items endorsed by celebrities
- » Storefronts "owned" & operated by celebrities

**Multiple Trading Platforms**
- » Fixed Price
- » Fixed Price w/options
- » Group Buying
- » Price Negotiation
- » Auctions

GMARKET

...and so much more!

Welcome to
GMARKET
www.gmarket.co.kr

       In connection with this offering, one of the representatives of the underwriters or any person acting for such representative may over-allot or effect transactions with a view to supporting the market price of our ADSs at a level higher than that which might otherwise prevail for a limited period after the issue date of the ADSs to be offered by this prospectus. However, there is no obligation on such representative or its agent to take such actions. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. For a description of these activities, see “Underwriting.”

       The American Depositary Shares offered hereby may not be offered or sold, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations.

       All references to “Korea” contained in this prospectus are to The Republic of Korea. All references to the “Government” are to the government of The Republic of Korea. All references to “we,” “us,” “our” or the “Company” are to Gmarket Inc. All references to “U.S.” are to the United States of America. All references to “you” are to actual and prospective holders of ADSs.
       All references to “KRW,” “Won” or “W” in this prospectus are to the currency of Korea, all references to “Yen” or “¥” are to the currency of Japan and all references to “Dollars,” “$” or “US$” are to the currency of the United States of America.
       Unless otherwise indicated, all financial information in this prospectus is presented in accordance with the U.S. generally accepted accounting principles, or U.S. GAAP.
       Unless otherwise indicated, translations of Won into Dollars in this prospectus were made at the noon buying rate in The City of New York for cable transfers of Won as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on March 31, 2006, which was Won 971.4 to US$1.00. The translations of Won into Dollars were for the convenience of the readers. We make no representation that the Won or Dollar amounts we refer to in this prospectus could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

PROSPECTUS SUMMARY
       The following is a summary of the more detailed information contained elsewhere in this prospectus and you are encouraged to carefully read the entire prospectus, including in particular the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto before making any investment decision.
Our Business
       We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. Further, we believe we are currently a leader in Korea in terms of monthly unique visitors among e-commerce retailers. We derive our revenues primarily from transaction fees on the sale of products on our website as well as from advertising fees and others. Our e-commerce marketplace is located at www.gmarket.co.kr.
       We believe our rapid growth is attributable to our ability to facilitate interaction among a growing critical mass of buyers and sellers. We believe sellers are attracted to our website for our cost effective, end-to-end sales and marketing channel and access to a broad audience of buyers. We believe buyers are attracted to our website as we provide an entertaining and secure shopping environment with more than 1.7 million products currently available for sale in 27 product categories at competitive prices. Some of the products listed for sale on our website include apparel, beauty products, computers, electronics, furniture and jewelry.
       For the month of April 2006, our GMV was Won 168.00 billion (US$172.94 million) and the average monthly unique visitors was approximately 15.3 million for the four months ended April 30, 2006. We had over 8.6 million registered users as of April 30, 2006. We had revenues of Won 70.34 billion (US$72.40 million) and Won 28.34 billion (US$29.17 million) for the year ended December 31, 2005 and three months ended March 31, 2006, respectively. We had net income of Won 5.09 billion (US$5.24 million) and Won 1.93 billion (US$1.99 million) for the year ended December 31, 2005 and three months ended March 31, 2006, respectively.
Our Industry and Opportunity
       Korea is one of the most advanced countries in the world in terms of the percentage of Internet users and broadband Internet penetration rate. The popularity of the Internet and high broadband Internet penetration rate have allowed companies in Korea to generate revenues from a variety of services over the Internet, which has emerged as a popular medium for conducting commercial transactions in Korea, in particular for retail e-commerce transactions. The ability to reach a large number of customers at a relatively low cost has made retail e-commerce an attractive sales and marketing channel. The purchase and sale of goods between and among consumers and retailers have, until recently, been conducted at retail shops, department stores and discount stores. We believe the Internet offers the opportunity to provide an alternative sales and marketing channel for sellers to reach a large number of buyers at a relatively low cost and without maintaining a physical store.

Our Strengths, Strategies and Risks
Our Strengths
       We believe our management team and corporate culture have contributed to the development of the following core competitive strengths:

•	Market leader and strong brand name. We believe we have developed a well-recognized brand name in Korea as evidenced by our leading market position in terms of GMV and monthly unique visitors.

•	Multiple trading platforms. We offer multiple trading platforms: fixed price, fixed price with options, negotiation, group buying and auction.

•	Comprehensive sales solution. We provide to sellers a comprehensive, easy-to-use and flexible marketplace, where sellers can conveniently manage the entire sales process online in one central location and access extensive value-added services.

•	Convenient buying experience. We believe buyers are attracted to our website for the broad selection of products offered at competitive prices in an entertaining and secure environment.

•	Efficient product delivery, tracking system and returns. We have developed a tracking system which enables users to easily check on the delivery status of products and facilitates the quick and cost effective delivery and return of products.
Our Strategy
       Our strategy is to continue to expand and improve on our brand name and leading market position by implementing the following key strategies:

•	Continue to build brand and expand user base;

•	Continue to focus on user loyalty and website enhancement;

•	Continue to expand product categories and introduce new service offerings; and

•	Pursue growth outside of Korea.
Our Risks
       Our business is subject to various risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary, including:

•	our ability to operate in an extremely competitive industry and address the challenges of managing a rapidly growing business;

•	our inability to successfully implement some or all of our major strategic initiatives in a timely manner;

•	our dependence on certain key members of our senior management team;

•	our ability to prohibit listing or sale by our users of pirated, counterfeit, illegal or regulated items;

•	our inability to address security risks related to online purchases;

•	our inability to adapt or expand our existing technology infrastructure to accommodate greater trading volume and increased number of products available for sale, including prevention of interruptions or failures of our network and system infrastructure;

•	our inability to improve our system of internal controls, including our experience with U.S. GAAP as well as our accounting and finance resources; and

•	our inability to defend against intellectual property infringement claims and protect our intellectual property rights.
       You are encouraged to refer to this section and review the risk factors described in such section carefully prior to making an investment decision in our ADSs.
Our Corporate Information
       We were incorporated in Korea in April 2000. Our principal executive offices are located at 8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea and our general corporate telephone number is +822-1566-5701. We maintain our website at http://www.gmarket.co.kr. The information contained in such website is not part of this prospectus.
       Our service of process agent is                     , located at                     and its telephone number is                     .

The Offering
       The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated. See “Underwriting.”

Offering price	US$ per ADS

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs

ADSs outstanding immediately after this offering	ADSs

Common shares outstanding immediately after this offering	shares

Ratio of ADSs to common shares	Each ADS represents one common share.

Listing	We have applied to have our ADSs quoted on the Nasdaq National Market under the symbol “GMKT.” The common shares and the ADSs will not be listed on any other exchange or traded on any other automated quotation system.

The ADSs	The ADSs will be evidenced by ADRs. The custodian of the depositary will hold the shares underlying your ADSs. We do not expect to pay dividends in the near future. If, however, we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our common shares, after deducting its fees and expenses. Subject to the terms of the deposit agreement and applicable law, you may turn in your ADSs to the depositary in exchange for common shares underlying your ADSs. The depositary will charge you fees for any such exchange. You will have rights as provided in the deposit agreement. We and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Custodian	Korea Securities Depository

Option to purchase additional ADSs	We and certain of our selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs. See “Underwriting” for more information.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2006. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately US$ (or approximately US$ if the underwriters exercise their option to purchase all of the additional ADSs) after deducting underwriting discounts and the estimated offering expenses payable by us. We plan to use such net proceeds of this offering to upgrade and expand our network and to conduct marketing activities, as well as for working capital and general corporate purposes. Although we are not actively seeking, nor have we made any decisions with respect to, any specific targets, we may use a portion of the net proceeds to invest in or acquire complementary businesses, including companies that engage in online sales of goods and services, as well as companies that provide services relating to e-commerce, such as software and logistics services and to establish one or more subsidiaries overseas to pursue growth outside of Korea. See “Use of Proceeds” for additional information. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We have, subject to certain exceptions, agreed with the underwriters to a lock-up of ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and existing shareholders, who collectively hold approximately 84.9% of our outstanding common shares immediately before this offering, have, subject to certain exceptions, also agreed with the underwriters to a lock-up of ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares for a period of 180 days after the date this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.” In addition, Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware, or Yahoo!, and A. Bohl Praktijk B.V., a Dutch limited liability company, or DutchCo, have entered into an agreement for the purchase by Yahoo! of 4,505,650 of our common shares from DutchCo. If the transaction between Oak, one of our principal shareholders, and Yahoo! is consummated, Yahoo! is expected to agree with us not to sell or dispose of their common shares for a period of 180 days after the consummation of the purchase of our common shares by Yahoo! See “Principal and Selling Shareholders.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Deposit or withdrawal of common shares	You may deposit common shares with the custodian and obtain ADSs, and may surrender ADSs to the depositary and receive common shares, subject in each case to the satisfaction of certain conditions. However, under certain Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in connection with any given proposed deposit which exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs). We have consented to any such deposit which exceeds the number of common shares to be deposited by us as mentioned above, so long as such deposit would not violate our articles of incorporation or Korean law.

Common shares underlying the ADSs offered hereby may be withdrawn from the depositary facility established under the deposit agreement upon the surrender of the ADSs and the receipt by the depositary of proper instructions.

Voting Rights	Subject to the provisions of the deposit agreement, you will be entitled to instruct the depositary how to vote the common shares underlying the ADSs. However, you will receive our voting materials and a solicitation of voting instructions only if we request the depositary to send those materials to you. Although it is our current intention to request the depositary to do so, we have no obligation to do so and our intention may change in the future. Each common share is entitled to one vote on all matters subject to shareholders’ vote.

Dividends	We have not paid any dividends on our share capital, including our common shares, since our inception and any decision to pay dividends in the future will be subject to a number of factors, including our cash requirements for working capital, future capital expenditures and investments, as well as other factors our board of directors or shareholders, as the case may be, deem relevant. We do not currently intend to pay any dividends in the near future.

Summary Financial and Operating Data
       You should read the summary financial and operating data below in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The summary financial data as of and for the years ended December 31, 2003, 2004 and 2005 are derived from our audited financial statements and related notes thereto, which are included elsewhere in this prospectus. The summary financial data as of and for the three months ended March 31, 2005 and 2006 are derived from our unaudited interim financial statements and related notes thereto, which are included elsewhere in this prospectus. The unaudited interim financial data include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial condition and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods.
       Our financial statements are prepared in accordance with U.S. GAAP.

									For the three months
	For the years ended December 31,								ended March 31,

	2003		2004		2005		2005(1)		2005		2006		2006(1)

							(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	(In billions of Won and millions of Dollars, except share and per share data)
Statement of Operations
Revenues
Transaction fees	W	2.97	W	12.04	W	56.78	US$	58.45	W	7.82	W	20.02	US$	20.61
Advertising and other		0.77		2.10		13.56		13.95		1.67		8.32		8.56

Total revenues		3.74		14.14		70.34		72.40		9.49		28.34		29.17
Cost of revenues		3.06		8.42		36.69		37.76		5.74		15.30		15.74

Gross profit		0.68		5.72		33.65		34.64		3.75		13.04		13.43
Operating expenses
Sales and marketing		1.04		5.36		24.80		25.53		3.24		9.28		9.55
General and administrative		1.31		1.91		5.29		5.44		0.91		2.23		2.30

Operating income (loss)		(1.67)		(1.55)		3.56		3.67		(0.40)		1.53		1.58
Other income (expense)
Interest income		0.01		0.13		1.40		1.43		0.20		0.77		0.79
Interest expense		(0.03)		(0.02)		—		—		—		—		—
Others, net		(0.07)		—		—		—		—		—		—

Income (loss) before income tax expenses		(1.76)		(1.44)		4.96		5.10		(0.20)		2.30		2.37
Income tax benefits (expenses)		—		—		0.13		0.14		—		(0.39)		(0.40)

Income (loss) before cumulative effect of change in accounting principle		(1.76)		(1.44)		5.09		5.24		(0.20)		1.91		1.97
Cumulative effect of change in accounting principle		—		—		—		—		—		0.02		0.02

Net income (loss)		(1.76)		(1.44)		5.09		5.24		(0.20)		1.93		1.99

Accretion of preferred shares(2)		—		—		(0.17)		(0.17)		(0.04)		—		—
Amounts allocated to participating preferred shareholders(2)		—		—		(1.56)		(1.61)		—		(0.56)		(0.58)
Net income (loss) applicable to common shareholders(2)		(1.76)		(1.44)		3.36		3.46		(0.24)		1.37		1.41
Net income (loss) per share(2):
Basic		(73)		(60)		124		0.13		(10)		45		0.05
Diluted		(73)		(60)		108		0.11		(10)		44		0.04
Weighted average number of shares (2):
Basic		24,000,000		24,000,000		26,963,014		26,963,014		24,000,000		30,400,000		30,400,000
Diluted		24,000,000		24,000,000		30,939,377		30,939,377		24,000,000		31,212,277		31,212,277

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent amount of our common shares.

	As of December 31,				As of March 31, 2006

	Actual				Actual(1)				Pro forma(1)(2)				Pro forma as adjusted(1)

	2005		2005(3)		2006		2006(3)		2006		2006(3)		2006	2006(3)

			(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
	(In billions of Won and millions of Dollars)
Balance Sheet Data
Cash and cash equivalents	W	36.90	US$	37.98	W	19.15	US$	19.71	W	19.15	US$	19.71	W	US$
Cash on deposit		45.30		46.63		46.60		47.97		46.60		47.97
Restricted cash		2.10		2.16		2.20		2.26		2.20		2.26
Total current assets		103.06		106.09		87.25		89.82		87.25		89.82
Total assets		121.06		124.62		108.49		111.69		108.49		111.69
Amounts payable to sellers		93.46		96.21		75.67		77.89		75.67		77.89
Total current liabilities		110.92		114.19		96.06		98.88		96.06		98.88
Total liabilities		111.35		114.63		96.71		99.56		96.71		99.56
Convertible preferred shares(2)		7.34		7.56		7.34		7.56		—		—
Total shareholders’ equity		2.37		2.43		4.44		4.57		11.78		12.13
Total liabilities, convertible preferred shares and shareholders’ equity(2)		121.06		124.62		108.49		111.69		108.49		111.69

Notes:

(1)	Our balance sheet as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of 12,576,500 of our Series A convertible preferred shares, which represents all of such preferred shares issued and outstanding, into an equivalent amount of common shares; and

•	on a pro forma as adjusted basis to give effect to the conversion of 12,576,500 of our Series A convertible preferred shares, which represents all of such preferred shares issued and outstanding, into an equivalent amount of common shares and the issuance and sale of common shares in the form of ADSs by us in this offering at the assumed initial public offering price of US$ per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent amount of common shares.

(3)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

									As of and for the three months
	As of and for the years ended December 31,								ended March 31,

	2003		2004		2005		2005(1)		2005		2006		2006(1)

Operating Data
GMV(2)	W	65.13	W	224.50	W	1,080.86	US$	1,112.68	W	146.58	W	469.15	US$	482.96
Aggregate registered users(3) (000’s)		781.87		2,388.02		7,191.36		—		3,473.61		8,310.74		—
Average monthly unique visitors(4) (000’s)		1,256.75		4,859.00		12,368.25		—		11,239.67		15,179.00		—

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	In billions of Won and millions of Dollars. Represents the aggregate value of all products sold on our website for the period in billions of Won and millions of Dollars, as applicable. We believe that GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. Therefore, we believe that for an e-commerce company such as ourselves, GMV provides additional information on the company’s operating performance. However, GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than we do.

(3)	Includes both buyers and sellers who have registered with us as of the end of the period.

(4)	Represents the average number of monthly unique visitors to our website during the period. Source: Metrix Corporation.

RISK FACTORS
       Investing in our ADSs offered hereby involves various risks. If you are considering purchasing our ADSs, you should carefully review the following factors, as well as other information contained in this prospectus, before deciding to invest in our ADSs.
Risks Related to Our Business
We operate in an extremely competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can charge for our services.
       The retail e-commerce industry in Korea is extremely competitive, and we expect that competition in this area will continue to increase. We compete directly with Auction.co.kr, an auction-based website operated by Internet Auction Co., Ltd., which is a subsidiary of eBay, Inc., and Onket.com, an e-commerce marketplace operated by Daum Corporation, one of the leading Internet portals in Korea. We also compete against other online retailers, such as Interpark Corporation, our largest shareholder, which operates Interpark.com, GS Home Shopping, which operates two online retail websites, CJ Home Shopping and other online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com. We compete indirectly with Internet portals in Korea, such as Naver.com and Nate.com. Our competitors also include traditional retailers and merchandisers, such as department stores, discount warehouses, direct retailers and home shopping channels. In addition, as the barriers to entry for Internet-related businesses are relatively low, these traditional retailers and merchandisers and other new entrants may enter the e-commerce industry and compete with us.
       Many of our competitors have longer operating histories, better brand recognition and significantly greater financial resources than we do. The management of some of these competitors may have more experience in implementing their business plan and strategy and may be more successful in increasing the number of buyers and sellers on their websites, as well as increasing the gross merchandise value of products sold on their websites. Also, we expect existing and potential new competitors to pursue their business plans aggressively, which is likely to have a negative impact on the level of transaction and advertising fees we can charge. We expect that our costs related to marketing and human resources will increase as our competitors undertake marketing campaigns to enhance their brand name and increase the volume of business conducted through their websites. We expect many of our competitors to expend financial and other resources to improve their network and system infrastructure, including website design and logistics network, to compete more aggressively. Our inability to adequately address these and other competitive pressures will likely have a negative impact on the level of fees we can charge for our services, including fees for our advertising services, as well as increase the costs and expenses associated with growing our user base, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations. See “Business— Competition.”
We cannot assure you that our revenue will continue to grow at the recent pace nor can we assure you that we will operate profitably in the future.
       Although we have experienced significant growth in revenues over the past several years, no assurance can be given that such trend will continue. Also, no assurance can be given that we will be profitable in the future and even if we achieve profitability that such profitability will be sustained. We incurred losses from our operations for the years ended December 31, 2002, 2003 and 2004, and achieved profitability for the first time since inception in the year ended December 31, 2005. Our future profitability will depend upon our ability to successfully implement our key strategic initiatives in a timely and cost efficient manner. Also, our profitability will depend on the general macroeconomic conditions in Korea, including consumer confidence, consumer spending levels and the continued growth of the retail e-commerce industry.

We have a limited operating history and may be subject to risks inherent in early stage companies, which may make it difficult for you to evaluate our business and prospects.
       We have a limited operating history upon which you can evaluate our business and prospects. We were incorporated in April 2000 and launched our e-commerce marketplace in May 2000. You must consider our business and prospects in light of the risks and difficulties we face as an early stage company with a limited operating history and should not rely on our past results as an indication of our future performance. In particular, our management may have less experience in implementing our business plan and strategy compared to our more well-established competitors, including our strategy to increase our market share and build our brand name. In addition, we may face challenges in planning and forecasting accurately as a result of our limited historical data and inexperience in implementing and evaluating our business strategies. Our inability to successfully address these risks, difficulties and challenges as a result of our inexperience and limited operating history may have a negative impact on our ability to implement our strategic initiatives, which may have a material adverse effect on our business, prospects, financial condition and results of operations.
Our inability to adequately address the financial, operational, network and system infrastructure and human resources challenges of managing a rapidly growing business may have a negative impact on our ability to implement our strategic initiatives.
       We have experienced significant growth over the past several years and expect our business to continue to grow if we are successful in implementing our key strategic initiatives. The growth of our business has required the significant attention of our management and expenditure of other resources and will likely continue to strain our finances, network and system infrastructure and personnel. In order to properly manage this planned growth, we must improve our operational and financial systems, expand our network and system infrastructure, retain and hire qualified personnel, and enhance the effectiveness of our financial control and procedures. Our inability to manage this planned growth may prevent us from providing an attractive and reliable website to consumers, efficiently process sales transactions, due to, for example, unplanned network and system shutdowns or inadequate levels of customer service, which could negatively impact our brand name and reputation and may result in us not being able to attract and retain users. As a result, we may not achieve our desired growths in user base and GMV, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
If we are unable to successfully implement some or all of our major strategic initiatives in a timely manner, our ability to maintain and improve our leading market position may be negatively impacted.
       Our strategy is to improve our leading market position by implementing certain key strategic initiatives, which include the following:

•	continuing to build brand and expand user base;

•	focusing on user loyalty and website enhancement;

•	continuing to expand product categories and introduce new service offerings; and

•	pursuing growth outside of Korea.
       We cannot assure you that we will be successful in implementing any or all of these key strategic initiatives. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. No assurance can be given that any of our innovations and service introductions will be successful. Consumer tastes and preferences change rapidly and no assurance can be given that we will be able to anticipate and address such changes so that we can maintain and improve on our leading market position. The success of our growth strategy abroad, whether through acquisitions, investments, joint ventures or internal growth will depend on the availability of suitable acquisition and investment candidates, our ability to effectively attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms and the availability of financing to complete such acquisitions, investments or joint ventures, among other factors, as well as our ability to successfully grow our business internally should no acquisition, investments or joint venture opportunities become available.
       If we are unable to successfully implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our leading market position may be negatively impacted, which may have a material and adverse effect on our business and prospects, competitiveness, leading market position, brand name, financial condition and results of operations. See “Business— Strategy.”
Our industry has historically experienced seasonality, which we expect to continue and which could cause our operating results to fluctuate.
       Although we are not yet able to ascertain the impact of seasonality on our financial condition and results of operations, we believe that as a retail e-commerce marketplace, we are and will continue to be subject to the effects of seasonality similar to other retailers in Korea, which generally have higher sales volume in the fourth quarter of each year. As we continue to grow, the seasonality of our business may cause our operating results to fluctuate.
We are dependent on certain key members of our senior management team and the loss of such personnel may have a material impact on our ability to achieve our business objectives, including our ability to manage our rapid growth and successfully implement our strategic initiatives.
       Our success depends heavily on retaining the services of certain key members of our senior management team. If any one or more of such executives leave their positions and we are unable to find suitable replacement personnel in a timely and cost efficient manner, our business may be disrupted and we may not be able to achieve our business objectives, including our ability to manage our rapid growth and successfully implement our strategic initiatives. We believe that the loss of our Representative Director and Chief Executive Officer, Mr. Young Bae Ku, who has been with us since our inception and who has been instrumental in our ability to achieve significant growth over the past several years, would have a material adverse effect on our business. We do not have any long-term employment agreements with any of our employees other than with certain senior executive officers. We do not maintain “key person” life insurance policies for any of our employees.
       We must also continue to seek ways to retain and motivate all of our other employees through various means, including through enhanced compensation packages. In addition, we will need to hire more employees as we continue to implement our key strategy of building on our leading market position and expanding our business. Competition for qualified personnel in the areas in which we compete remains intense and the pool of qualified candidates is limited. Our inability to attract, hire and retain qualified staff on a cost efficient basis may have a material adverse effect on our business, prospects, financial condition, results of operations and ability to successfully implement our growth strategies.
The listing or sale by our users of pirated, counterfeit or other illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.
       We have received in the past, and we may receive in the future, communications alleging that certain items listed or sold by sellers on our website infringe upon third-party copyrights, trademarks and trade names, or other intellectual property rights of others. Although we have sought to prevent and eliminate the listings of such goods, no assurance can be given that such goods will not be listed and that if such goods are listed, we will not be held liable to those parties claiming an infringement of their intellectual property rights. Content owners and other intellectual property rights owners have been active in defending their rights against retail e-commerce companies, and we expect such owners to continue to aggressively pursue actions, including lawsuits, against companies thought to have violated their rights. If we are held liable in any such litigation brought against us in the future, we may have to pay a significant amount of damages.
       Also, illegal items such as drugs, weapons and other regulated or prohibited items may be listed, displayed or sold on our website notwithstanding our efforts to prevent such items from being listed, sold or displayed. Similarly, we are aware that adult materials that may be subject to regulation have been listed and may have been viewed by users and visitors who are minors notwithstanding our efforts to limit the viewing of such adult materials to adult users. Also, regulated items such as adult, alcohol and tobacco products may be sold in violation of applicable regulations, subjecting us to potential civil, criminal and administrative actions. We have a service quality management team which is responsible for monitoring reports of listing, display and sales of pirated, counterfeited, prohibited or regulated products. Our inability to prevent such items from being listed, displayed or sold may subject us to lawsuits, sanctions, fines or other penalties, which is likely to adversely affect our business and harm our reputation.
Increases in the amount of fees charged by delivery companies and credit card fees charged by credit card issuers may decrease the volume of transactions which take place on our website.
       If delivery companies in Korea were to significantly raise delivery rates for any reason, buyers may be less willing to purchase goods over the Internet, choosing instead to make purchases at department stores or other traditional retail outlets, thus eliminating the need to pay a delivery charge. In particular, as crude oil prices continue to rise to record levels, the risk of price increases for delivery services may become more acute. In addition, because we do not pass on to the sellers the credit card fees charged by credit card issuers, any increases in such fees without a corresponding increase in our transaction fees will have a negative impact on our net income. Any such developments may have a negative effect on our GMV, as well as our ability to attract and retain users, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.
Security risks related to online purchases, including loss of important user information, hacking and credit card fraud and violations of laws relating to the maintenance and use of sensitive information may harm our business and our reputation.
       Sales on our website requires the transmission of confidential data, including national identification numbers, bank and credit card information over public networks. Loss, hacking or theft of sensitive data stored on our information technology systems may occur. Any such occurrence could harm our reputation, cause users to lose confidence in our security systems and to not make purchases on our website and also subject us to lawsuits, sanctions, fines or other penalties. Also, as we do not check or obtain signatures for credit card purchases, we may be liable for fraudulent credit card transactions. Depending on our agreements with various credit card companies, we share a certain portion of any losses resulting from fraudulent credit card purchases with the credit card issuer. We are subject to regulations relating to privacy and use of confidential information of our users. Korea has recently announced its intent to enact new laws relating to sensitive user data retained and used by Internet companies, including the proposed enactment of the Electronic Financial Transaction Act and we may need to enhance our data collection and storage systems and procedures to meet such new standards, which may require us to establish new policies and invest more capital in new technologies and infrastructure. Also, the civil penalties, fines and damages for not complying with such legal requirements and procedures may have a negative impact on our reputation, our business and prospects, and our financial condition and results of operations. See “Laws and Regulations.”

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater trading volume and increased number of products available for sale, we may not be able to achieve our growth objectives.
       Our network and system infrastructure, including our network and systems hardware, software and communications systems, must support significant amounts of data, information and transaction volume generated by the high number of buyers, sellers and products offered on our e-commerce marketplace. In addition, our strategy contemplates significantly growing our business in the future. Accordingly, we must upgrade and expand our infrastructure to accommodate the increasing activity level on our website. Failure to upgrade our network and system infrastructure in a timely and efficient manner may result in system disruptions, delays, downtime and loss of data. The occurrence of any such event will likely damage our reputation and brand name, as well as our ability to implement effectively our growth strategies, in particular, our strategy to increase our user base and GMV, which would have a material adverse effect on our business, prospects, financial condition and results of operations. See “Business— Technology and Systems.”
Interruptions or failures of our network and systems infrastructure, including our communications systems, could lead to significant downtimes, interruptions and loss of data, which could damage our reputation and brand name and harm our operating results.
       Our ability to provide a high-quality e-commerce marketplace depends on the continuing, uninterrupted operation of our network and systems infrastructure, including our hardware, software and communications systems, especially given our rapidly growing user base and transaction volume. We have from time to time experienced disruptions in our systems due to the significant volume of transactions occurring over our network for periods ranging from a few minutes to a few hours. No assurance can be given that our network and system capacity will be sufficient to prevent future slowdowns or disruptions, or that our future growth will not necessitate future outlays to further build-out our network and system capacity. Any such failures, slowdowns or disruptions will likely have a material adverse effect on our business, prospects, financial condition and results of operations and will have a significant negative effect on our reputation and may result in us losing users, who may migrate to our competitors’ sites.
       Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, a data center operated by Dacom Corporation, in Seoul and certain other equipment are located within our headquarters building. Such infrastructure systems are vulnerable to damage or interruption as a result of war, earthquakes, floods, fires, power loss, telecommunications failures, human error and other similar events. In addition, we maintain network connections with certain of our registered sellers for the maintenance of inventory and provision of customer support functions, and rely on our network and communications infrastructure to communicate with our delivery providers in order to provide a seamless and efficient service to buyers and sellers. Also, we rely on the efficient and uninterrupted service of various third parties, including telecommunications companies, credit agencies, credit card issuers, among others. Any disruptions in the operations of these third party providers due to failures in their technology and network connections will negatively impact our ability to provide our services.
       The frequent recurrence and persistence of network interruptions, slowdowns or loss of critical data would likely have a long-term negative impact on our reputation and brand name and is likely to have a negative impact on the growth of our user base and GMV, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations. See “Business— Technology and Systems.”

Interpark Corporation, which operates a competing retail e-commerce marketplace, is our largest shareholder and may, together with its affiliates, exercise significant control over us and may take actions which may be adverse to our interests.
       After this offering, Interpark Corporation, our largest shareholder, and its affiliates will own approximately                     % of our common stock. As                     % shareholders of our common stock, Interpark and its affiliates may undertake various actions which may be adverse to our interests or prevent us from taking actions beneficial to our business. They may call for an extraordinary shareholders meeting to approve certain actions which may be adverse to our interests or to reject certain business decisions made by us by vetoing, in a shareholders meeting, certain material or extraordinary transactions which may benefit our business, including among others:

•	the amendment to our articles of incorporation;

•	dismissal of our directors;

•	reduction of capital;

•	merger or dissolution;

•	transfer of all or substantial part of our business;

•	acquisition of all or a part of the business of another company, which significantly affects our business; or

•	such other matters required to be adopted by a special resolution at the general shareholders meeting under the relevant laws and regulations or our articles of incorporation.
       In addition, Mr. Ki Hyung Lee, the Chairman of Interpark, and Mr. Sang Kyu Lee, the Chief Executive Officer of Interpark, currently serve as members of our board of directors. Conflicts of interest could arise between us and Interpark relating to the nature, quality and pricing of goods and services provided to each other, any payment of dividends by us to Interpark and general issues relating to achieving our strategic initiatives as well as maintaining or increasing our profitability. Such conflicts may be resolved in a manner unfavorable to us in part due to the significant control which Interpark may exercise over us, and may negatively impact our ability to implement our strategic initiatives in a timely manner, our business, prospects, financial condition and results of operations.
       Furthermore, Interpark operates a competing retail e-commerce marketplace and Interpark or any of its subsidiaries and affiliates may broaden their businesses and increase the range of products and services that they offer, particularly into businesses that compete directly with those which we operate, which may negatively affect our business, prospects, financial condition and results of operations.
If we fail to adequately staff our accounting and finance department with the appropriate complement of experienced employees, we may be unable to improve our system of internal controls over financial reporting so as to comply with the reporting requirements applicable to a public company in the United States, including issuing financial statements which present fairly the financial condition and results of operations or issuing such financial statements in a timely manner.
       We are a private company in Korea with limited operating history and have to date only issued our financial statements in accordance with accounting principles generally accepted in Korea, or K-GAAP. Prior to this offering, we had no disclosure obligations other than to report our audited financial statements prepared in accordance with K-GAAP to the Korean Financial Supervisory Service.
       We have identified certain material weaknesses (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal controls over financial reporting. These weaknesses relate to the resources we currently have in place to meet our accounting and financial reporting requirements, which in turn contribute to the existence of other material weaknesses related to our internal controls over financial reporting including, but not limited to, our ability to produce financial statements in a timely and accurate manner in accordance with U.S. GAAP. Our financial statements are prepared in accordance with U.S. GAAP and we expect to issue our financial statements in accordance with U.S. GAAP in the future. In order to address such weaknesses, we have retained a Korean affiliate of an international accounting firm to assist us in the preparation of our financial statements under U.S. GAAP. Also, we intend to hire additional staff members with U.S. GAAP knowledge and experience before the end of 2006 to assist us in improving our system of internal controls over financial reporting.
       Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis after the completion of this offering. Additionally, our independent accountants must provide an attestation report on management’s assessment of internal controls beginning from the fiscal year ending December 31, 2007.
       We have not yet fully completed the establishment of a system of internal controls appropriate for our anticipated reporting requirements. No assurance can be given that we will be able to establish such system in a timely manner and even if we do, that our internal controls system will not fail in the future.
       Failure to address the weaknesses in the system of internal controls over financial reporting or to properly establish an effective system of internal controls over financial reporting could impact our ability to issue our financial statements in a timely manner and may negatively impact our ability to issue financial statements which present fairly our financial condition and results of operations, which may lead to the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our ADSs as well as to lawsuits, investigations and other penalties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal controls over financial reporting.”
We will incur increased costs as a result of being a public company in the United States.
       After this offering, as a public company listed on the Nasdaq, we will incur significant legal, accounting and other expenses that we did not incur prior to our listing on the Nasdaq, including costs associated with our public company reporting requirements under the Securities Exchange Act of 1934 and payment of bonus compensation to certain of our directors and officers upon the successful completion of this offering. We anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act as well as new rules implemented by the Securities and Exchange Commission and the NASD, including, in particular, the need to establish an enhanced system of internal controls over financial reporting. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs or the impact such costs may have on our results of operations.

Our success is tied to the continued use of the Internet for shopping and the reliability and adequacy of the Internet infrastructure in Korea. If consumers are unwilling to use the Internet to purchase goods for any reason, we may not be able to achieve our desired revenue growth.
       Our business is substantially dependent upon the continued use of the Internet as an effective medium of business and communication by consumers. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Also, internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. The demand for and acceptance of products sold over the Internet are highly uncertain. Failures by some e-commerce retailers to meet consumer demands could result in consumer reluctance to use the Internet as a means for commerce. The decreased use of the Internet for any reason is likely to have a negative impact on our GMV, which will have a material adverse effect on our financial condition and results of operations.
Investigation, as well as potential prosecution, of e-commerce sellers using our website for failure to pay taxes may decrease the volume of e-commerce transactions conducted on e-commerce websites, including ours, which would have a negative impact on our business, financial condition and results of operations.
       Although we are not currently the subject of the investigation, the Korea National Tax Service, or the NTS, is currently conducting a tax investigation to ascertain whether e-commerce sellers, including sellers using our website, may owe taxes, including value-added taxes, with respect to sales made on e-commerce websites. The NTS has requested and we have provided records relating to sales transactions conducted on our website. Although the NTS has requested sales transaction data from us and other e-commerce websites, no specific action has been taken or introduced with respect to changes in laws and rules and the NTS has not announced its intent or begun any prosecutions. Although the final outcome of such actions by the NTS is not known at this time, any actions or steps implemented or announced, including continued investigations of sellers, increase of scrutiny of e-commerce transactions, changes in laws, prosecutions, levying of fines and penalties may decrease the volume of e-commerce transactions conducted on e-commerce websites, including ours, which would have a negative impact on our business, financial condition and results of operations.
If we do not qualify as a “designated venture company” after the expiry of the current certification period, or if the Korea National Tax Office determines that we do not qualify as a Tax-Benefit Business, we may not enjoy certain statutory tax benefits and may be required to pay back-taxes and statutory interest.
       Under the Special Tax Treatment Control Law of Korea, a newly established company may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for the subsequent five years, if (a) a company is certified by the Government as a small or medium sized venture company before January 1, 2004 and continues to satisfy certain requirements, including maintenance of its certification as a “designated venture company” as defined under the Special Act on the Promotion of Venture Companies, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.
       We were certified by the Government as a newly established small or medium sized venture company in March 2001, which was renewed in January 2005. However, a recent amendment to the Special Act on the Promotion of Venture Companies, which is expected to take effect on June 4, 2006, establishes new eligibility standards for being designated as a “designated venture company.”

It is unclear whether we would continue to qualify as a venture company under the new eligibility standards. Therefore, to preserve our status as a designated venture company for as long as possible, we intend to apply to renew our certification before June 4, 2006, which would allow us to seek certification, based on current eligibility standards. If such renewal is obtained, we will continue to enjoy tax benefits under the current eligibility standards through the fiscal year 2007. However, after expiry of the tax benefit period under the current eligibility standards, we will have to apply again under the new eligibility standards, and no assurance can be given that we will continue to be a “designated venture company” under the new standards of the amended Act and, accordingly, may no longer enjoy the reduced tax rate. In any event, regardless of whether we qualify as a “designated venture company” under the new eligibility standards of the amended Act or not, if our business is not recognized as a “Tax-Benefit Business” under the Special Tax Treatment Control Law, we will not be entitled to the reduced tax rate. We claimed such tax benefit for the fiscal year 2005. However, if at any time the Korea National Tax Office audits us and determines that we were not entitled to such tax benefit, we may be required to pay back-taxes and statutory interest.
Risks Related to Intellectual Property
We may be subject to intellectual property infringement claims which may divert significant resources, require us to pay monetary damages and prevent us from using certain technology that we currently use in our business.
       The e-commerce industry requires the use of significant technology, requiring us to either develop internally or obtain and license patents, copyrights, trademarks, service marks, trade secrets and other similar intellectual property rights from third parties. We may be subject to claims with respect to intellectual property in the future, which, whether such claims have merit or not, may divert significant resources, both financial and managerial, to defending such claims. If any such claims are determined against us, we may be enjoined from using certain technologies, may be required to pay monetary or civil damages and may be required to pay royalty or other payments for the use of technology. No assurance can be given that we could obtain other alternatives or that the amounts required to be paid in monetary or civil damages or in the form of higher royalty payments will not have a material adverse effect on our business, financial condition and results of operations.
       Auction, a subsidiary of eBay Inc. and our competitor, received a patent from the Korea Intellectual Property Office covering its escrow payment settlement system named “transaction protection method in e-commerce using computer network system” in February 2005. Although the validity of Auction’s patent is being challenged by various parties, including us, as “lacking novelty and non-obviousness” under the Korean Patent Act, the final outcome of such challenge is not certain and has not been finalized. If Auction’s patent is ultimately held to be valid by the courts, we and other e-commerce marketplace and websites, to the extent that we are found to be in violation of such patent, may be subject to compensatory damages and criminal sanctions. Auction may also seek injunctive relief forbidding the use of its escrow payment settlement system. In either case, we would need to develop an alternative escrow settlement system which does not violate, or license, Auction’s patent. No assurance can be given that such alternative settlement systems can be implemented in a timely manner or in a manner that is not in violation of Auction’s patent or that we will be able to license Auction’s patent. See “Business— Legal Proceedings.”
We rely on intellectual property right protection for our trademarks, service marks and other intellectual property rights and if such rights are not adequately protected, we may not be able to successfully build our brand. Our service mark application for the exclusive use of our trade name in the Korean language was rejected by the Korea Intellectual Property Office.
       We seek to protect our intellectual property rights through the use of patents, copyrights, trade marks, service marks, trade secrets and other similar intellectual property protection and we regard our ability to protect such rights as being critical to our reputation, business and prospects. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and

www.gmarket.com. We have also obtained four business model patents in Korea: (1) random drawing auction system and method based on entrance fee profit model, (2) online shopping and advertisement system and method using drawing auction system for customer attraction, (3) method and system for conducting exchange driven Internet commercial transactions for goods by multiple buyers and multiple sellers and (4) probability auction method and system using computer communication network. Our attempts to protect our proprietary rights may not be effective in preventing others from using and infringing upon our rights, which may harm our reputation, business, financial condition and results of operations. Monitoring unauthorized use of our proprietary rights is difficult, time consuming and expensive. In addition, if we discover a violation of any of our rights, we must seek to enforce our rights in various tribunals and the courts, which would be costly and divert management resources from our business.
       The Korea Intellectual Property Office rejected our service mark application for the exclusive use of our trade name in the Korean language on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We are vigorously appealing such finding with various authorities and may ultimately seek redress in court. Although the final outcome is unclear at this time, if our application for the service mark is not accepted, we may not have the exclusive right to such name under the Korean Trademark Act. However, although no assurance can be given that we will ultimately prevail on the merits, pursuant to the Korean Unfair Competition Prevention and Trade Secret Protection Act, we may be able to pursue an enjoinment action against others who attempt to use our trade name in the future on the grounds that our trade name is well-known to the general public in Korea. Our inability to stop third parties from using our brand name may hurt our reputation, impede our ability to improve our brand name recognition and harm our business. See “Business— Legal Proceedings.”
Risks Related to Doing Business in Korea
Our business may be adversely affected by developments affecting the Korean economy.
       We have historically generated all of our revenues from operations in Korea. Our future performance will depend in large part on Korea’s future economic growth. Adverse developments in Korea’s economy as a result of various factors, including economic, political and social conditions in Korea, other countries in Asia or the United States may have an adverse effect on consumer spending which may not allow us to achieve our desired revenue growth.
       The economic indicators in the past few years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Factors that may impact the Korean economy include, among others, the financial performance of Korean conglomerates, or chaebols and their suppliers, the financial health and liquidity of Korean financial institutions and the financial sector in general, adverse movements in interest rates, foreign exchange rates and commodity prices, such as oil and other natural resources, consumer confidence and spending levels, the political and social environment in general, the outbreak of the bird flu or other similar contagion or pandemic, the occurrence of natural disasters such as the Tsunami that devastated many countries in Southeast Asia in late 2004 as well as the economic, political and social stability of certain of Korea’s largest trading partners, including, in particular, China, the United States and Japan. Also, adverse geo-political developments such as the terrorist attacks as occurred in the United States, Spain, Indonesia and elsewhere, and the outbreak of armed conflict such as occurred in Afghanistan and Iraq may have an overall negative impact on the world’s economy and on the Korean economy. Any such developments will likely have a material adverse effect on our business, prospects, financial condition and results of operations.

Increased tensions with North Korea could have an adverse effect on us and the price of the ADSs.
       Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.
Fluctuations in the exchange rate between the Won and the Dollar will affect our results of operations in Dollars and the price of our ADSs.
       Currently, all of our revenues and expenses are denominated in Won. Fluctuations in the exchange rate between the Won and the Dollar will affect our results of operations in Dollars and the price of our ADSs. Fluctuations in the exchange rate between the Won and the Dollar will also affect the amounts a registered holder or beneficial owner of ADSs will receive from the depositary in respect of dividends in Dollar terms, if any, which will be paid in Won to the depositary and converted by the depositary into Dollars. For historical exchange rate information, see “Exchange Rates.”
Risks Related to Our ADSs and This Offering
There has been no prior market for our common shares or ADSs and this offering may not result in an active or liquid market for our ADSs.
       Our common shares are not listed on any stock exchange or organized trading market, including in Korea. Prior to this offering, there has not been a public market for our common shares or ADSs. In addition, we do not currently have any plans to list our common shares on any stock exchange or organized trading market in Korea, nor do we have any obligation to do so. While we have applied for the quotation of our ADSs on the Nasdaq, we cannot assure you that an active or liquid public market for our ADSs will develop or be sustained if developed. The initial public offering price of the ADSs will be determined through negotiations between us, the selling shareholders and the underwriters, and it may not necessarily be indicative of the market price of the ADSs after this offering is complete. If you purchase ADSs in this offering, you may not be able to resell your ADSs at or above the initial public offering price and, as a result, you may lose all or part of your investment. The price at which the ADSs will trade after this offering will be determined by the marketplace, which may be influenced by many factors some of which are beyond our control, including:

•	our financial results;

•	the history of, and the prospects for, us and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues and cost structures;

•	the present state of our development;

•	the valuation of publicly traded companies that are engaged in business activities similar to ours; and

•	general market sentiment regarding Internet companies and retail e-commerce companies, in particular.
       In addition, the Nasdaq has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies quoted on the Nasdaq. As a result, investors in our ADSs may experience volatility in the market price of their ADSs and a decrease in the value of ADSs regardless of operating performance or prospects. In the past, following periods of volatility and decline in the market price of a company’s securities, shareholders have instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of our senior management, and if adversely determined, could have a material adverse effect on our business, prospects, financial condition and results of operations.
Your ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of your investment in our ADSs.
       Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial offering and all subsequent offerings of ADSs and stock dividends or other distributions relating to ADSs), such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement. We have consented to any such deposit which exceeds the number of common shares to be deposited by us as mentioned above, so long as such deposit would not violate our articles of incorporation or applicable Korean law.
       Under the terms of the deposit agreement, no consent is required for the deposit of common shares obtained through a dividend, free distribution, rights offering or reclassification of such shares. In addition, we do not currently have any plans to list our common shares on any stock exchange or organized trading market in Korea, nor do we have any obligation to do so, and, as a result, if a holder surrenders ADSs and withdraws common shares, such holder may not be able to sell his shares, other than in an off-market transaction.

Because the initial public offering price is substantially higher than the net tangible book value per share, you will incur immediate and substantial dilution.
       If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                    per ADS, representing the difference between our pro forma net tangible book value per ADS as of March 31, 2006 after giving effect to this offering, and the initial public offering price of US$                    per ADS, which represents the mid-point of the price range set forth on the cover page of this prospectus.
Investors in our ADSs may not have preemptive rights and may suffer dilution.
       You may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of your holdings. The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation. Under our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders only:

•	if we offer subscription for new shares or issue them to subscribers in accordance with the Securities and Exchange Act of Korea;

•	if we issue new shares by general public offering by a resolution of the board of directors in accordance with the Securities and Exchange Act of Korea;

•	if we preferentially issue new shares to members of our employee stock ownership association in accordance with applicable laws and regulations;

•	if we issue new shares upon the exercise of stock options in accordance with applicable laws and regulations;

•	if we issue new shares pertaining to the issuance of any depository receipts;

•	if we issue new shares to entities other than our shareholders, such as domestic or foreign financial institutions or foreign investors, for the purposes of long-term development or funding necessity; or

•	if we issue new shares in order to achieve a business purpose, including, but not limited to, introduction of new technology or improvement of our financial structure.
       Accordingly, if we issue new shares to persons other than our shareholders based on such exception, a holder of our ADSs will be diluted. See “Dilution.” If none of the above exceptions is available, we will be required to grant preemptive rights when issuing additional common shares under Korean law. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interest in us.

       In connection with the purchase of our common shares by Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware, or Yahoo!, from A. Bohl Praktijk B.V., a Dutch limited liability company, or DutchCo, Yahoo! is expected to enter into a shareholders agreement with us, Interpark Corporation and DutchCo which will provide for, among other things, preemptive rights to Yahoo! even in circumstances when certain other of our shareholders would not be entitled to such rights. See “Principal and Selling Shareholders.”
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
       Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
       There will be                     common shares (equivalent to                     ADSs) outstanding immediately after this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. Although we and certain of our shareholders, subject to certain exceptions, have agreed to a lock-up with the underwriters until 180 days after the date of this prospectus, the underwriters may release these securities from these restrictions at any time and such shares, other than those shares held by our “affiliates,” as such term is defined in Rule 144 under the Securities Act, will be freely tradable after the expiry of the lock-up period.
       All shares not subject to a lock-up and not held by our affiliates, which represent approximately                     % of the total outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradable immediately after the offering without restriction or further registration under the Securities Act. See “Shares Eligible For Future Sale.”
The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a corporation incorporated in the United States.
       Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a corporation incorporated in the United States. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a corporation incorporated in the United States. Although the concept of “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a corporation incorporated in the United States. In addition, the standard of disclosure for Korean companies may be materially less onerous than those applicable to companies incorporated in the United States, making our public disclosure less timely or less comprehensive than those made by companies incorporated in the United States.
We have broad discretion in the use of the proceeds of this offering and you may not necessarily agree with how we use them.
       We expect to receive approximately US$ million (approximately US$                    million if the over-allotment option is exercised in full) from this offering. The net proceeds from this offering will be used, as determined by management in its sole discretion, to upgrade and expand our network, purchase information technology solutions and conduct marketing activities as well as for working capital and general corporate purposes. Although we are not actively seeking, nor have we made any decisions with respect to, any specific targets, we may use a portion of the net proceeds to invest in or acquire complementary businesses, including companies that engage in online sales of goods and services, as well as companies that provide services relating to e-commerce, such as software and logistics services and to establish one or more subsidiaries overseas to pursue growth outside of Korea. See “Use of Proceeds.” Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds.
As an ADS holder, you will not be treated as our shareholder and you may not be able to exercise voting rights.
       As a holder of ADSs, you will have rights as a holder of ADS. Such rights will be determined only in accordance with the terms of the deposit agreement which is governed by New York law and are different than those of a holder of our common shares, which are governed by our articles of incorporation and the Korean Commercial Code. The depositary will be the shareholder of the common shares underlying your ADSs and upon our request, the depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time for the depositary to deliver them to you under the terms of the deposit agreement. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares your ADSs represent and the depositary will endeavor to vote the underlying common shares in accordance with the instruction. If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, you may not be able to exercise your right to vote, and you may lack recourse if your common shares are not voted as you requested.
You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholders.
       In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.
We may amend the deposit agreement and the ADRs without your consent for any reason and, if you disagree, your option will be limited to selling the ADSs or withdrawing the underlying common shares.
       We may agree with the depositary to amend the deposit agreement and the ADRs, without your consent for any reason. If an amendment adds or increases fees or charges (except for charges incurred in connection with foreign exchange control regulations, taxes and other governmental charges, delivery and other similar expenses) or which shall otherwise materially prejudice any substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, as of the date hereof, the common shares underlying the ADSs are not listed on any stock exchange and we do not currently have any plans to list our common shares on any stock exchange or organized trading market, nor do we have any obligation to do so. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may therefore be limited.
You may be subject to Korean withholding tax.
       We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax with regard to any dividends paid. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including resident surtax) will apply, which may be further reduced to 11.0% (including resident surtax) if you meet certain other conditions.
       Under Korean tax law, as a general rule, in the absence of an applicable tax treaty which exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of our common shares are subject to Korean withholding tax at the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 27.5% of the net capital gains. As for the ADSs, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. See “Taxation— Korean Taxation.”
You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and executive officers or other offering participants, such as underwriters or experts, who are not U.S. persons.
       We are organized under the laws of Korea, and the majority of our directors and all of our executive officers reside in Korea. Accordingly, all or a significant portion of our assets and the assets of such persons are located outside of the United States. In addition, many of the underwriters and experts involved in this offering reside outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “project” and similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should” or “could” occur, be taken or be achieved.
       Forward-looking statements in this prospectus include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting the retail industry, in particular the retail e-commerce industry in Korea, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	the effect that economic, political or social conditions in Korea have on the number of transactions on our e-commerce marketplace and our results of operations;

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain customers;

•	the expected growth of the Korean retail e-commerce industry, development of the widespread use of the Internet and development of e-commerce in Korea; and

•	our ability to expand our network and system infrastructure to support increased traffic and expanded services.
       We caution you not to place undue reliance on any forward-looking statement which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are our management’s current expectation of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; and other risks and uncertainties that are more fully described under the heading “Risk Factors” beginning on page 10 of this prospectus, and elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We undertake no obligation to update or revise any forward-looking statement to reflect future events or circumstances.

USE OF PROCEEDS
       We estimate that the net proceeds to us from this offering will be approximately US$                    million (or approximately US$                    million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based on an initial offering price of US$                    (Won                ) per ADS, which represents the mid-point of the range set forth on the cover page of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial offering price of US$           per ADS would increase (decrease) the net proceeds to us by US$           million (US$           million if the underwriters exercise their over-allotment option in full). We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.
       We expect to use the net proceeds from this offering for the following purposes:

•	approximately US$20 million to upgrade and expand our network, including servers and data storage/back-up systems, and for the purchase of information technology solutions, software and Internet security equipment;

•	approximately US$20 million for conducting marketing activities, including advertising and promotion;

•	potential acquisitions of, and investments in, Korean companies engaged in related businesses (including other retail e-commerce marketplaces or companies which provide products and services such as payment, delivery or software technology that are utilized by us in operating our e-commerce marketplace) and establishment of one or more subsidiaries overseas to pursue growth outside of Korea; and

•	working capital and general corporate purposes.
       The above amounts are based on current plans and the amount and timing of our actual expenditures of the net proceeds will depend on various factors, including:

•	our need for other capital expenditures;

•	the level of competition in the Korean retail e-commerce industry; and

•	the amount of cash generated by or used in our ongoing operations.
       Except as discussed above, we have not made any other specific expenditure plans with respect to our net proceeds. Accordingly, our management will have significant flexibility in applying our net proceeds. Pending their use, we intend to invest the net proceeds of the offering in short-term, interest-bearing debt instruments.

DIVIDEND POLICY
       Since our establishment in April 2000, we have never declared or paid any dividends, and we currently do not intend to pay dividends in the near future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.
       Annual dividends must be approved at the annual general meeting of shareholders. This meeting is generally held in March of the following year, and the annual dividend is generally paid shortly after the meeting. Interim dividends, if any, can be approved by a resolution of our board of directors and is usually paid in June. Once declared, dividends must be claimed within five years, after which the right to receive the dividends is extinguished and reverted to us.
       Cash dividends, if any, will be paid to the depositary in Won. Under the terms of the deposit agreement, cash dividends received by the depositary generally are to be converted by the depositary into Dollars and distributed to the holders of the ADSs, less withholding tax, other governmental charges and the depositary’s fees and expenses. See “Taxation— Korean Taxation” and “Description of American Depositary Shares.”

CAPITALIZATION
       The following table sets forth our capitalization as of March 31, 2006 on:

•	an actual basis;

•	a pro forma basis to give effect to the conversion of all of our outstanding Series A convertible preferred shares into 12,576,500 common shares, which occurred on June 6, 2006; and

•	a pro forma as adjusted basis to give effect to the conversion of all of our outstanding Series A convertible preferred shares into 12,576,500 common shares, which occurred on June 6, 2006, and the issuance and sale of common shares in the form of ADSs by us in this offering at the assumed initial public offering price of US$ per ADS, which represents the mid-point of the range as set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
       You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, which are included elsewhere in this prospectus.

	As of March 31,

									Pro forma
	Actual				Pro forma				as adjusted

	2006		2006(1)		2006		2006(1)		2006	2006(1)

	(In billions of Won and millions of Dollars)
Series A convertible preferred shares; W 100 par value, 12,576,500 shares authorized; and 12,576,500 shares issued and outstanding; liquidation preference of W 639 per share(2)	W	7.34	US$	7.56	W	—	US$	—	W	US$
Shareholders’ equity:(2)
Common shares; W 100 par value; 187,423,500 shares authorized; and 30,400,000 shares issued and outstanding, and 42,976,500 pro forma shares outstanding(2)(3)		3.04		3.13		4.30		4.43
Additional paid-in capital(4)		0.64		0.66		6.72		6.92
Loans to employees for stock purchase		(0.37)		(0.38)		(0.37)		(0.38)
Retained earnings (Accumulated deficit)		1.13		1.16		1.13		1.16

Total shareholders’ equity(4)		4.44		4.57		11.78		12.13

Total capitalization(4)	W	11.78	US$	12.13	W	11.78	US$	12.13	W	US$

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to common shares.

(3)	Since March 31, 2006, the Company issued 450,000 common shares in connection with the exercise of stock options by its employees. This amount does not include the 1,625,000 common shares issuable upon exercise of options outstanding as of December 31, 2005.

(4)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial offering price of US$ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million. The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and the other terms of this offering determined at pricing.

DILUTION
       If you invest in our ADSs, your interest will be subject to dilution to the extent of the difference between the assumed initial public offering price per ADS and the net tangible book value per ADS after the offering. Dilution results from the fact that the per common share offering price of our ADSs is substantially in excess of the book value per common share attributable to the existing shareholders for our currently outstanding common shares. Our net tangible book value as of March 31, 2006 was approximately US$                    , or US$                    per common share, and US$                    per ADS. Net tangible book value per common share represents the amount of our total tangible assets minus the amount of total liabilities, divided by the number of our common shares outstanding. Our pro forma net tangible book value as of March 31, 2006 was approximately US$                    , or US$                    per common share, and US$                    per ADS. Pro forma net tangible book value per common share represents the amount of total tangible assets less goodwill, acquired intangible assets, net and total liabilities, divided by the number of our common shares outstanding after giving effect to the conversion of all outstanding shares of our Series A preferred shares into our common shares.
       Without taking into account any other changes in such net tangible book value after March 31, 2006, other than to give effect to (1) the conversion of all of our outstanding preferred shares into our common shares, which occurred on June 6, 2006 and (2) the issue and sale of the                     ADSs offered in this offering at the assumed initial public offering price of US$                    per ADS, which is the mid-point of the estimate of the range of initial public offering price per ADS, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at March 31, 2006 would have been US$                    , or approximately US$ per ADS. This represents an immediate increase in pro forma net tangible book value of US$                    per common share, or US$                    per ADS, to our existing shareholders and an immediate dilution in net tangible book value of US$                    per common share, or US$                    per ADS, to investors purchasing ADSs in this offering.
       The following table illustrates the dilution on a per ADS basis:

Initial public offering price per ADS before deducting underwriter discounts and commissions and other estimated expenses of the offering	US$
Net tangible book value per ADS as of March 31, 2006
Pro forma net tangible book value per ADS at March 31, 2006
Increase in net tangible book value per ADS attributable to this offering
Pro forma net tangible book value per ADS after giving effect to this offering

Dilution per ADS to new investors	US$

       Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial offering price of US$           per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$           million. Consequently, our pro forma net tangible book value per common share and per ADS after giving effect to this offering would increase (decrease) by US$           per common share and US$           per ADS, and the dilution in pro forma net tangible book value per common share and per ADS to new investors in this offering would increase (decrease) by US$           per common share and US$           per ADS. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at the pricing of this offering.

       The following table summarizes, on a pro forma basis as of March 31, 2006, the differences between the existing shareholders and the new investors with respect to the number of common shares or ADSs, as the case may be, purchased from us, the total consideration paid by existing shareholders and the new investors, respectively, and the average price per common share and the average price per ADS paid before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of common shares does not include                     common shares represented by                     ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per common share or per ADS is subject to adjustment based on the actual initial public offering price of our ADS and other terms of this offering determined at pricing.

	Common shares
	or ADSs
	purchased				Total consideration			Average price
								paid per	Average price
	Number		Percent		Amount(2)	Percent		common share	paid per ADS

Existing shareholders		(1)		%	US$		%	US$	US$
New investors in this offering					US$			US$	US$

Total			100%		US$	100%

Notes:

(1)	Assumes conversion of all of our Series A convertible preferred shares into 12,576,500 common shares, which occurred on June 6, 2006.

(2)	Represents Won billion, translated into Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and before deducting underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial offering price of US$ per ADS would increase (decrease) total consideration paid by new investors in this offering, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$ million, US$ million and US$ million, respectively.
       The discussion and tables above assume no exercise of any outstanding stock options. As of December 31, 2005, there was an aggregate of 1,625,000 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of Won 1,997 per share. If all of these options had been exercised on March 31, 2006, after giving effect to this offering, our net tangible book value would have been approximately US$           million, or US$           per common share and US$           per ADS, and the dilution to net tangible book value (assuming conversion of all of our preferred shares to common shares) to new investors in this offering would have been US$           per common share and US$           per ADS.
       In addition, if the underwriters exercise their option to purchase additional ADSs in full, our net tangible book value will be approximately US$           per common share and US$           per ADS, and the dilution in net tangible book value to new investors in this offering will be US$           per common share and US$           per ADS.

EXCHANGE RATES
       Our business is primarily conducted in Korea and all of our revenues are denominated in Won. However, periodic reports made to shareholders will include current period amounts translated into Dollars using the then current exchange rates for the convenience of the readers. The conversion of Won into Dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Won as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations of Won into Dollars were made at the noon buying rate in effect on March 31, 2006, which was Won 971.4 to US$1.00. We make no representation that the Won or Dollar amounts we refer to in this prospectus could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.
       The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in The City of New York for cable transfers of Won as certified for customs purposes by the Federal Reserve Bank of New York.

	At end of		Average
Period	period		rate(1)		High		Low

	(Won per US$1.00)
2001	W	1,313.5	W	1,292.0	W	1,369.0	W	1,234.0
2002		1,186.3		1,250.3		1,332.0		1,160.6
2003		1,192.0		1,191.8		1,262.0		1,146.0
2004		1,035.1		1,145.2		1,195.1		1,035.1
2005		1,010.0		1,023.7		1,059.8		997.0
2006 (through June 5, 2006)		942.7		963.2		1,002.9		927.4
January		958.9		981.4		1,002.9		958.9
February		970.9		969.8		976.3		962.0
March		971.4		974.7		982.0		966.8
April		942.8		952.6		970.4		939.6
May		945.3		940.8		951.5		927.4
June (through June 5, 2006)		942.7		945.8		947.9		942.7

Source: Federal Reserve Bank of New York.
Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month (or portion thereof) during the period. The average rate for the monthly periods were calculated based on the average noon buying rate of each day of the month (or portion thereof). On June 5, 2006, the noon buying rate was Won 942.7 to US$1.00.

SELECTED FINANCIAL AND OPERATING DATA
       You should read the selected financial and operating data below in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The selected financial data as of and for the years ended December 31, 2003, 2004 and 2005 are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The selected financial data as of and for the years ended December 31, 2001 and 2002 are derived from our unaudited annual financial statements and related notes thereto. The selected financial data as of and for the three months ended March 31, 2005 and 2006 are derived from our unaudited interim financial statements and related notes thereto included elsewhere in this prospectus. The unaudited interim financial data include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial condition and operating results for the periods presented.
       Our historical results do not necessarily indicate results expected for any future periods.
       Our financial statements are prepared in accordance with U.S. GAAP.

	For the years ended December 31,												For the three months ended March 31,

	2001		2002		2003		2004		2005		2005(1)		2005		2006		2006(1)

	(Unaudited)		(Unaudited)								(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	(In billions of Won and millions of Dollars, except share and per share data)
Statement of Operations
Revenues
Transaction fees	W	0.52	W	2.48	W	2.97	W	12.04	W	56.78	US$	58.45	W	7.82	W	20.02	US$	20.61
Advertising and other		0.18		1.49		0.77		2.10		13.56		13.95		1.67		8.32		8.56

Total revenues		0.70		3.97		3.74		14.14		70.34		72.40		9.49		28.34		29.17
Cost of revenues		0.69		3.22		3.06		8.42		36.69		37.76		5.74		15.30		15.74

Gross profit		0.01		0.75		0.68		5.72		33.65		34.64		3.75		13.04		13.43
Operating expenses
Sales and marketing		0.33		0.59		1.04		5.36		24.80		25.53		3.24		9.28		9.55
General and administrative		0.73		1.25		1.31		1.91		5.29		5.44		0.91		2.23		2.30

Operating income (loss)		(1.05)		(1.09)		(1.67)		(1.55)		3.56		3.67		(0.40)		1.53		1.58
Other income (expense)
Interest income		0.02		0.01		0.01		0.13		1.40		1.43		0.20		0.77		0.79
Interest expense		(0.01)		(0.03)		(0.03)		(0.02)		—		—		—		—		—
Others, net		0.37		0.42		(0.07)		—		—		—		—		—		—

Income (loss) before income tax expenses		(0.67)		(0.69)		(1.76)		(1.44)		4.96		5.10		(0.20)		2.30		2.37
Income tax benefits (expenses)		—		—		—		—		0.13		0.14		—		(0.39)		(0.40)

Income (loss) before cumulative effect of change in accounting principle		(0.67)		(0.69)		(1.76)		(1.44)		5.09		5.24		(0.20)		1.91		1.97
Cumulative effect of change in accounting principle		—		—		—		—		—		—		—		0.02		0.02

Net income (loss)		(0.67)		(0.69)		(1.76)		(1.44)		5.09		5.24		(0.20)		1.93		1.99

Accretion of preferred shares(2)		—		—		—		—		(0.17)		(0.17)		(0.04)		—		—
Amounts allocated to participating preferred shareholders(2)		—		—		—		—		(1.56)		(1.61)		—		(0.56)		(0.58)
Net income (loss) applicable to common shareholders(2)		(0.67)		(0.69)		(1.76)		(1.44)		3.36		3.46		(0.24)		1.37		1.41
Net income (loss) per share(2):
Basic		(36)		(29)		(73)		(60)		124		0.13		(10)		45		0.05
Diluted		(36)		(29)		(73)		(60)		108		0.11		(10)		44		0.04
Weighted average number of shares(2) :
Basic		18,673,950		24,000,000		24,000,000		24,000,000		26,963,014		26,963,014		24,000,000		30,400,000		30,400,000
Diluted		18,673,950		24,000,000		24,000,000		24,000,000		30,939,377		30,939,377		24,000,000		31,212,277		31,212,277

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent amount of common shares.

	As of December 31,												As of March 31,

	2001		2002		2003		2004		2005		2005(1)		2006		2006(1)

	(Unaudited)		(Unaudited)								(Unaudited)		(Unaudited)
	(In billions of Won and millions of Dollars, except share and per share data and operating data)
Balance Sheet Data
Cash and cash equivalents	W	0.61	W	0.93	W	1.04	W	19.10	W	36.90	US$	37.98	W	19.15	US$	19.71
Cash on deposit		—		—		—		6.10		45.30		46.63		46.60		47.97
Restricted cash		—		—		0.10		1.50		2.10		2.16		2.20		2.26
Total current assets		1.34		2.95		2.64		30.90		103.06		106.09		87.25		89.82
Total assets		1.56		3.65		3.69		33.14		121.06		124.62		108.49		111.69
Amounts payable to sellers		0.78		2.72		4.02		24.15		93.46		96.21		75.67		77.89
Total current liabilities		0.89		3.13		4.91		28.63		110.92		114.19		96.06		98.88
Total liabilities		1.17		3.85		5.49		29.10		111.35		114.63		96.71		99.56
Convertible redeemable preferred shares(2)		—		—		—		7.17		—		—		—		—
Convertible preferred shares(2)		—		—		—		—		7.34		7.56		7.34		7.56
Total shareholders’ equity (deficit)		0.39		(0.20)		(1.80)		(3.13)		2.37		2.43		4.44		4.57
Total liabilities, convertible preferred shares and shareholders’ equity (deficit)(2)		1.56		3.65		3.69		33.14		121.06		124.62		108.49		111.69

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent amount of common shares.

													As of and for the three months
	As of and for the years ended December 31,												ended March 31,

	2001		2002		2003		2004		2005		2005(1)		2005		2006		2006(1)

Operating Data
GMV(2)	W	11.34	W	15.71	W	65.13	W	224.50	W	1,080.86	US$	1,112.68	W	146.58	W	469.15	US$	482.96
Aggregate registered users(3) (000’s)		366.53		536.80		781.87		2,388.02		7,191.36		—		3,473.61		8,310.74		—
Average monthly unique visitors(4) (000’s)		344.23		356.24		1,256.75		4,859.00		12,368.25		—		11,239.67		15,179.00		—

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	In billion of Won and millions of Dollars. Represents the aggregate value of all products sold on our website for the period in billions of Won and millions of Dollars. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. Therefore, we believe that for an e-commerce company such as ourselves, GMV provides additional information on the company’s operating performance. However, GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than we do.

(3)	Includes both buyers and sellers who have registered with us as of the end of the period.

(4)	Represents the average number of monthly unique visitors to our website during the period. Source: Metrix Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Financial and Operating Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
       We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities, to a large number of potential buyers in a convenient, cost effective and secure manner. We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. Further, we believe we are currently a leader in Korea in terms of monthly unique visitors among e-commerce retailers. Our e-commerce marketplace is located at www.gmarket.co.kr.
       Until the third quarter of 2003, we operated as an online retailer, selling products from our inventory, and as an e-commerce marketplace, where various sellers could list and sell their products. In the third quarter of 2003, we began transitioning to an exclusively e-commerce marketplace. By December 31, 2004, we sold all of our inventory and since then, have been generating revenues exclusively from our e-commerce marketplace. We currently derive substantially all of our revenues from transaction fees on the sale of products on our website, as well as standard and premium listing, banner advertisement and keyword search fees.
       In the past several years, we have experienced significant growth in the number of registered users, the number of goods sold on our website and GMV. This has resulted from a widening acceptance of the use of the Internet to purchase goods in Korea and Korea’s improving Internet and delivery network infrastructure, as well as due to our implementation of key strategic initiatives and service developments to attract users to our website. We believe that we are well positioned to take advantage of the growth of the retail e-commerce industry in Korea, but face a number of challenges in growing our business. We face potential resource constraints for senior management and employees and continue to seek to hire talented personnel for website design, information technology, management and other areas. We also expect that competition will continue to increase as the retail e-commerce industry continues to grow. We must develop and provide, on a timely basis, services that gain market acceptance to continue to be competitive. Our management continues to strive to introduce new and innovative services on competitive terms in order to meet such challenges. Also, we are seeking to continue to increase our brand awareness through our online and offline marketing strategies.
       Our revenues increased by 397.5% to Won 70.34 billion (US$72.40 million) in 2005 from Won 14.14 billion in 2004, and by 198.6% to Won 28.34 billion (US$29.17 million) for the three months ended March 31, 2006 from Won 9.49 billion for the three months ended March 31, 2005. We recorded net income of Won 5.09 billion (US$5.24 million) in 2005 compared to net losses of Won 1.44 billion in 2004 and Won 1.76 billion in 2003. Our net income for the three months ended March 31, 2006 was Won 1.93 billion (US$1.99 billion) compared to a net loss of Won 0.20 billion for the three months ended March 31, 2005.

Revenues
       We generate, and expect to continue to generate, most of our revenues from transaction fees on the sale of products, which represented 80.7%, 85.1% and 79.4% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively, and 70.6% and 82.4% of our total revenues for the three months ended March 31, 2006 and 2005, respectively. Our advertising and other revenues, including standard and premium listing, banner advertisement and keyword search fees, and membership fees for our Zero Margin Club that we receive from buyers, represented 19.3%, 14.9% and 20.6% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively, and 29.4% and 17.6% of our total revenues for the three months ended March 31, 2006 and 2005, respectively.
       Transaction fees. Transaction fees consist of commissions that we receive from sellers when a transaction is successfully executed between a buyer and seller on our e-commerce marketplace. Our commission is calculated as a percentage of the GMV of each transaction and we record revenues from transaction fees net of our estimate of return allowances and sales incentives.
       Advertising and others. Listing, advertising and membership fee revenues are recognized ratably over the term of the listing period, advertising contract term and membership period, respectively. In general, listing periods range from one day to one month, advertising contracts have a term of one day to one month and membership periods are either three months or 12 months. Prior to December 31, 2004 when we discontinued selling our own inventory, we recognized revenues attributable to such sales upon receipt of the product by our customer.
Cost of revenues
       Our cost of revenues consists principally of the following:

•	Credit card commissions and bank charges. Fees paid to credit card issuers and banks and other parties for banking and funds transfer services in connection with processing sales transactions;

•	Click-through fees. Fees paid to Internet portals and other websites for referrals of buyers who make a purchase on our website; and

•	Other costs. Other costs of revenues include:

—	Network and systems maintenance fees. Fees paid to leased-line providers for use of network bandwidth; fees paid to data center providers for data hosting and technology systems maintenance; and fees paid to security and firewall providers and fees paid to telecommunications providers for sending text messages to a buyer’s mobile phone to confirm the purchase and shipment of a product;

—	Salaries and other compensation expenses. Salaries, employee benefits, severance benefits and stock-based compensation expenses attributable to sales transactions; and

—	Miscellaneous costs. Costs relating to sales transactions, including depreciation of our servers and other information technology systems used to process sales transactions, and, prior to the discontinuation of sales from our inventory, inventory costs.

       The following table sets forth the components of our cost of revenues in amount and as a percentage of total cost of revenues for the periods indicated.

	For the years ended December 31,											For the three months ended March 31,

	2003			2004			2005					2005			2006

	Won		%	Won		%	Won		%	US$(1)		Won		%	Won		%	US$(1)

	(In billions of Won and millions of Dollars, except percentages)
Credit card commissions and bank charges	W	1.36	44.4%	W	4.36	51.8%	W	20.89	56.9%	US$	21.50	W	2.99	52.1%	W	8.57	56.0%	US$	8.82
Click-through fees		0.48	15.7		2.24	26.6		10.03	27.3		10.32		1.72	30.0		4.46	29.2		4.59
Other costs		1.22	39.9		1.82	21.6		5.77	15.8		5.94		1.03	17.9		2.27	14.8		2.33

Total cost of revenues	W	3.06	100%	W	8.42	100%	W	36.69	100%	US$	37.76	W	5.74	100%	W	15.30	100%	US$	15.74

Note:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.
Gross profit
       Our gross profit consists of revenues less cost of revenues. Our gross profit margin is affected by a number of factors, including revenue mix. Increases in our advertising and other revenues as a percentage of total revenues generally increase our gross profit margin as advertising and other revenues have a higher profit margin than transaction fees because such revenues do not incur click-through fees. Recently, as the number of registered sellers has increased and competition among them to attract buyers has intensified, resulting in sellers increasing their advertising activity on our website, the portion of our total revenues attributable to advertising revenues has grown, and we expect such trend to continue.
Operating expenses
       Our operating expenses consist of sales and marketing expenses and general and administrative expenses. Our sales and marketing expenses consist of both online and offline advertising expenses, outsourced call center costs, and other costs, including promotion costs and salaries and other compensation expenses related to our marketing personnel. Our general and administrative expenses consist of salaries and other compensation expenses related to our administrative and research and development personnel, and other costs, including professional fees and building lease payments. We expect our general and administrative expenses to increase upon the completion of this offering and our listing on the Nasdaq, in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act. See “Risk Factors— We will incur increased costs as a result of being a public company in the United States.”
Interest income
       We earn interest income from local financial institutions for deposits of cash and cash equivalents, cash on deposit, restricted cash, financial instruments and a held-to-maturity corporate bond.
Income tax
       Through the year ended December 31, 2004, we operated at a net loss. However, in 2005, we had operating income and generated taxable income. As we had available loss-carryforwards of Won 3.19 billion at December 31, 2004, such amounts were utilized in 2005 to offset taxes we would otherwise have had to pay. We recorded income tax benefits for the year ended December 31, 2005 and had available investment tax credit carryforwards of Won 0.09 billion (US$0.09 million) at

December 31, 2005. For the three months ended March 31, 2006, we had operating income and generated taxable income. As we utilized all available loss-carryforwards in 2004 and 2005, we recorded income tax expenses of Won 0.39 billion (US$0.40 million) at March 31, 2006.
       The statutory tax rate applicable to us was 29.7% in 2003 and 2004 and 27.5% in 2005 and 2006. However, we believe that we are entitled to a reduction in the statutory tax rate to 13.75%, as we believe that we qualify under one of the categories of businesses for the Tax-Benefit Businesses as defined under the Special Tax Treatment Control Law and have filed our tax returns for the 2005 fiscal year on such basis. See “Laws and Regulations—Laws Relating to Tax Benefits.”
Critical Accounting Policies
       Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.
Revenue recognition
       Our revenues are derived from fees associated with successful transactions on our website, standard and premium listings, banner advertisement and keyword search and membership programs. Revenues from transaction fees are derived from commissions paid by sellers and require us to make certain estimates of return rates and redemption of points earned through our loyalty programs. Revenues from advertising are derived from the sale of online banners, premium listings and keyword searches to sellers, and other revenues are derived from fees for our membership programs.
Transaction fees
       We receive commissions from sellers based on the GMV of each successfully executed transaction, which involves the collection of the purchase price of the goods from the buyer via credit card or bank transfer.
       We are not the primary obligor to the transaction between the seller and the buyer, as title to the goods passes directly from the seller to the buyer and we do not bear the risk of credit loss, other than the transaction fee. Therefore, the commissions earned by us are recorded as revenue upon completion of our services.
       Our standard transaction terms allow buyers to return goods to sellers within a seven-day period from the delivery date. If goods are returned during the return period, we generally refund all of the purchase price. Accordingly, we record an estimated reserve for refunds, based on our historical experience, as a reduction of revenues from transaction fees. We have elected to apply the above policy for our transaction fees using an analogy to the guidance in SFAS No. 48, Revenue Recognition When Right of Return Exists. We satisfy the criteria in SFAS No. 48 as our commission fee is fixed at the outset, the buyers and sellers of goods have economic substance apart from us, we do not have any significant obligations for future performance once the buyer’s payment is confirmed and we can reasonably estimate the amount of future refunds based on our historical experience. As the buyer has only seven days from delivery date to return goods, we are able to compare our estimated refund returns to the actual amount of returns at each period end.
Advertising and others
       Advertising and others. Listing, advertising and membership fee revenues are recognized ratably over the term of the listing period, advertising contract term and membership period, respectively. In general, listing periods range from one day to one month, advertising contracts have a term of one day to one month and membership periods are either three months or 12 months.
Loyalty programs
       Registered buyers on our website can earn Gmarket Miles through various methods, including purchasing eligible products, confirming delivery of products and writing product reviews. Users can redeem Gmarket Miles in 10,000 mile increments for membership in our Zero Margin Club or for G Cash. Certain Gmarket Miles program participants may not reach the minimum threshold necessary for redemption. Effective February 2006, we changed the terms of our mileage program so that all unused accumulated miles will expire on their fifth anniversary. As mileage can ultimately be redeemed for cash, we record, in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), as a reduction of revenues from transaction fees, a loyalty program reserve, which is an estimate of the cash value of the miles that will ultimately be redeemed, at each period end, as follows: as mileage may only be redeemed in 10,000 mile increments, we assume that users who have reached a 10,000 mile increment will ultimately use that balance (as the ability to use mileage does not expire) and we include that balance in our loyalty program reserve. For those that have not reached a 10,000 mile increment, we estimate how many of those will ultimately reach the required increment, based on historical mileage accumulation and redemption patterns since the inception of our mileage program in 2001. For more details regarding changes in our mileage program reserves, see note 2 of our notes to our audited financial statements included elsewhere in this prospectus.
       During 2005, we began to offer to registered buyers other sales incentives, specifically, Gmarket Coupons and Gmarket Stamps. Buyers are not required to complete a specific purchase transaction to earn a Gmarket Coupon, which can be used prior to their expiry date to reduce the purchase price of a product in a future purchase. In accordance with EITF 01-09, we record the value of the coupon at the same time the coupon is actually used in a purchase as a reduction of revenues from transaction fees. Gmarket Stamps are awarded to buyers after completion of a purchase transaction and may be accumulated and redeemed for Gmarket Coupons or used for other services. We therefore account for this incentive as a loyalty program reserve and a reduction in revenue at the time of the initial transaction. As we began this program in September 2005, we do not yet have the ability to estimate the future redemption patterns of Gmarket Stamp holders. Therefore, in accordance with EITF 01-09, as of March 31, 2006, we recorded the full value of all outstanding Gmarket Stamps as part of our loyalty program reserves.
Accounting for stock-based compensation
       Prior to January 1, 2006, we accounted for stock-based compensation in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method based on the Black-Scholes model. Under the fair value method, stock-based compensation costs are measured at the date of grant based on the fair value of the award and recognized over the service period on a straight-line basis. The determination of fair value of the award at the date of grant using the Black-Scholes model requires estimates about our expected dividend yield, expected risk free interest rate, expected volatility, expected life and the fair value of our common shares on the date of grant.

       We have used an independent appraisal firm to assist us with the valuation of our common shares and our stock options at each date of grant. The determination of the fair value of our common shares on each date of grant was a two step process: first, it was necessary to calculate a deemed business enterprise value for us, and second, it was necessary to calculate an estimated fair value of our common shares on a non-marketable, minority basis. The business enterprise value was determined based on an income approach, using the discounted cash flow method and an estimated weighted average cost of capital, utilizing a venture capital rate of return. Then, for benchmarking purposes only, implied revenue multiples were calculated based on the value determined under the income approach, and compared to the revenue multiples of comparable companies. The estimated fair value of our common shares was calculated using an option pricing model, using the business enterprise value, an estimated volatility, a time to liquidation and a risk free interest rate.
       Determination of the fair value of our common shares involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different.
       As of January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations.
       The Company’s net income for the three months ended March 31, 2005 and 2006 includes W19 million and W139 million (US$143 thousand), respectively, of stock-based compensation costs.
       The adoption of SFAS 123(R) resulted in a cumulative benefit from accounting change of W19 million, which reflects the net cumulative impact of estimated future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under SFAS 123.
Accounting for income taxes
       We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method.
       Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, expected enacted tax rates, projections of future taxable income and the extent to which deferred tax assets can be recognized, including utilization of net operating losses. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates and the overall future industry outlook.
       In 2005, we generated sufficient taxable income such that based on our review of the factors set forth above, we concluded that it was more likely than not that we would realize our deferred tax assets at December 31, 2005. Accordingly, we did not record a valuation allowance at that date.
Internal controls over financial reporting
       We have identified certain material weaknesses (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal controls over financial reporting. These weaknesses relate to the resources we currently have in place to meet our accounting and financial reporting requirements, which in turn contribute to the existence of other material weaknesses related to our internal controls over financial reporting including, but not limited to, our ability to produce financial statements in a timely and accurate manner in accordance with U.S. GAAP. Our financial statements are prepared in accordance with U.S. GAAP and we expect to issue our financial statements in accordance with U.S. GAAP in the future. In order to address such weaknesses, we have retained a Korean affiliate of another international accounting firm to assist us in the preparation of our financial statements under U.S. GAAP. Also, we intend to hire additional staff members with U.S. GAAP knowledge and experience to assist us in improving our system of internal controls over financial reporting.
       Upon the completion of this offering, we will be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis after the completion of this offering. Additionally, our independent accountants must provide an attestation report on management’s assessment of internal controls beginning from the fiscal year ending December 31, 2007.
       We have not yet established the system of internal controls appropriate for our anticipated reporting requirements and no assurance can be given that we will be able to establish such systems in a timely manner and even if we do, that our internal control system will not fail in the future. See “Risk Factor—If we fail to adequately staff our accounting and finance department with the appropriate complement of experienced employees, we may be unable to improve our system of internal controls over financial reporting so as to comply with the reporting requirements applicable to a public company in the United States, including issuing financial statements which present fairly the financial condition and results of operations or issuing such financial statements in a timely manner.”
Seasonality
       As we have a limited operating history, we are not yet able to ascertain the impact of seasonality on our financial condition and results of operations. However, we believe that as a retail e-commerce marketplace, we are and will be subject to the effects of seasonality similar to retailers in Korea, which generally have higher sales volume in the fourth quarter of each year.
Recent accounting pronouncements
       In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. This Statement replaces SFAS No. 123, supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. This new statement is effective for public entities in periods beginning after June 15, 2005. We have adopted SFAS No. 123(R) as of January 1, 2006. It did not have a significant impact on our results of operations.
       In December 2004, the FASB (APB 29) issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. This Statement amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We have adopted SFAS No. 153 as of January 1, 2006. It did not have a significant impact on our results of operations.
       In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. We have assessed the impact of SFAS No. 154 and we believe it will not have a significant impact on our results of operations.
Results of Operations
       Our business has grown rapidly since we commenced operations in 2000, particularly in the past three years. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.
       The following table sets forth our unaudited quarterly results of operations for the five quarters ended March 31, 2006. You should read the following table together with our unaudited interim financial statements and related notes thereto included elsewhere in this prospectus. The unaudited interim financial data includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial condition and operating results for the quarters presented.

	For the three months ended

	March 31,		June 30,		September 30,		December 31,		December 31,		March 31,		March 31,
	2005		2005		2005		2005		2005(1)		2006		2006(1)

	(Unaudited)
	(In billions of Won and millions of Dollars, except share and per share data)
Statement of Operations
Revenues
Transaction fees	W	7.82	W	11.51	W	15.07	W	22.39	US$	23.05	W	20.02	US$	20.61
Advertising and other		1.67		2.47		3.22		6.19		6.38		8.32		8.56

Total revenues		9.49		13.98		18.29		28.58		29.43		28.34		29.17
Cost of revenues		5.74		7.18		9.98		13.79		14.20		15.30		15.74

Gross profit		3.75		6.80		8.31		14.79		15.23		13.04		13.43
Operating expenses
Sales and marketing		3.24		4.38		7.45		9.74		10.03		9.28		9.55
General and administrative		0.91		1.08		1.02		2.27		2.34		2.23		2.30

Operating income (loss)		(0.40)		1.34		(0.16)		2.78		2.86		1.53		1.58
Other income (expense)
Interest income		0.20		0.24		0.35		0.61		0.62		0.77		0.79

Income (loss) before income tax expenses		(0.20)		1.58		0.19		3.39		3.48		2.30		2.37
Income tax benefits (expenses)		—		—		—		0.13		0.14		(0.39)		(0.40)

Income (loss) before cumulative effect of change in accounting principle		(0.20)		1.58		0.19		3.52		3.62		1.91		1.97
Cumulative effect of change in accounting principle		—		—		—		—		—		0.02		0.02

Net income (loss)		(0.20)		1.58		0.19		3.52		3.62		1.93		1.99

Accretion of preferred shares to redemption price(2)		(0.04)		(0.04)		(0.04)		(0.04)		(0.04)		—		—
Amounts allocated to participating preferred shareholders(2)		—		(0.53)		(0.05)		(1.02)		(1.05)		(0.56)		(0.58)
Net income (loss) applicable to common shareholders(2)		(0.24)		1.01		0.10		2.46		2.53		1.37		1.41
Net income (loss) per share(2) :
Basic		(10)		42		4		81		0.08		45		0.05
Diluted		(10)		34		3		79		0.08		44		0.04
Weighted average number of shares (2):
Basic		24,000,000		24,000,000		29,355,435		30,400,000		30,400,000		30,400,000		30,400,000
Diluted		24,000,000		29,970,546		30,641,193		31,143,363		31,143,363		31,212,277		31,212,277

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to common shares.
       The following table sets forth our results of operations expressed as a percentage of total revenues:

				For the three
	For the years ended			months ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Transaction fees	79.4	85.1	80.7	82.4	70.6
Advertising and other	20.6	14.9	19.3	17.6	29.4
Cost of revenues	81.9	59.5	52.2	60.4	54.0

Gross profit	18.1	40.5	47.8	39.6	46.0
Operating expenses
Sales and marketing	27.8	37.9	35.3	34.2	32.7
General and administrative	35.0	13.5	7.5	9.6	7.9

Operating income (loss)	(44.7)	(10.9)	5.0	(4.2)	5.4
Other income (expense)
Interest income	0.3	0.9	2.0	2.1	2.7
Interest expense	(0.8)	(0.1)	—	—	—
Others, net	(1.9)	—	—	—	—
Income tax benefits (expenses)	—	—	0.2	—	(1.4)

Net income (loss)	(47.1)	(10.1)	7.2	(2.1)	6.7

Three months ended March 31, 2006 compared to three months ended March 31, 2005
       Revenues. Our total revenues increased by 198.6% to Won 28.34 billion (US$29.17 million) in the three months ended March 31, 2006 from Won 9.49 billion in the three months ended March 31, 2005. This increase was primarily due to:

•	a 156.0% increase in transaction fee revenues to Won 20.02 billion (US$20.61 million) in the three months ended March 31, 2006 from Won 7.82 billion in the three months ended March 31, 2005 , primarily due to a 220.1% increase in GMV to Won 469.15 billion (US$482.96 million) for the three months ended March 31, 2006 from Won 146.58 billion for the three months ended March 31, 2005; and

•	a 398.2% increase in advertising and other revenues to Won 8.32 billion (US$8.56 million) in the three months ended March 31, 2006 from Won 1.67 billion in the three months ended March 31, 2005, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement and keyword search fees.
       The portion of our total revenues attributable to advertising and other revenues increased to 29.4% in the three months ended March 31, 2006 from 17.6% in the three months ended March 31, 2005 due to the addition of approximately 1.1 million new sellers and buyers during the three months ended March 31, 2006. We believe as the number of high volume sellers increases, the increased competition among sellers results in sellers increasing their advertising expenditures to promote their products. Additionally, as the number of unique visitors increased to 16.0 million during the month of March 2006 from 11.2 million during the month of March 2005, our website became an increasingly attractive advertising forum for sellers.

       The deduction in our transaction fee revenues attributable to Gmarket Miles was Won 0.90 billion (US$0.93 million) for the three months ended March 31, 2006, compared to Won 0.41 billion for the three months ended March 31, 2005, and the deduction for discount coupons and Gmarket Stamps was Won 0.68 billion (US$0.70 million) for the three months ended March 31, 2006. See “—Critical Accounting Policies.”
       Cost of revenues. Our cost of revenues, which represented 54.0% and 60.4% of total revenues for the three months ended March 31, 2006 and 2005 respectively, increased by 166.6% to Won 15.30 billion (US$15.74 million) in the three months ended March 31, 2006 from Won 5.74 billion in the three months ended March 31, 2005, primarily due to:

•	a 186.6% increase in credit card commissions and bank charges to Won 8.57 billion (US$8.82 million) in the three months ended March 31, 2006 from Won 2.99 billion in the three months ended March 31, 2005, reflecting the increase in GMV and number of transactions over the period;

•	a 159.3% increase in click-through fees to Won 4.46 billion (US$4.59 million) in the three months ended March 31, 2006 from Won 1.72 billion in the three months ended March 31, 2005, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 120.4% increase in other costs to Won 2.27 billion (US$2.33 million) in the three months ended March 31, 2006 from Won 1.03 billion in the three months ended March 31, 2005, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.
       Gross profit. As a result of the foregoing, our gross profit increased by 247.7% to Won 13.04 billion (US$13.43 million) in the three months ended March 31, 2006 from Won 3.75 billion in the three months ended March 31, 2005.
       Operating expenses. Our operating expenses, which represented 40.6% and 43.8% of total revenues in the three months ended March 31, 2006 and 2005, respectively, increased by 177.3% to Won 11.51 billion (US$11.85 million) in the three months ended March 31, 2006 from Won 4.15 billion in the three months ended March 31, 2005, primarily due to:

•	Sales and marketing expenses. Our sales and marketing expenses, which represented 80.6% and 78.1% of operating expenses in the three months ended March 31, 2006 and 2005, respectively, increased by 186.4% to Won 9.28 billion (US$9.55 million) in the three months ended March 31, 2006 from Won 3.24 billion in the three months ended March 31, 2005, primarily resulting from:

—	a 178.7% increase in advertising expense to Won 4.57 billion (US$4.71 million) in the three months ended March 31, 2006 from Won 1.64 billion in the three months ended March 31, 2005, reflecting our expanded marketing efforts in 2006, including our online and offline advertisements;

—	a 146.4% increase in call center expenses to Won 2.76 billion (US$2.84 million) in the three months ended March 31, 2006 from Won 1.12 billion in the three months ended March 31, 2005, due to the increased head count at our outsourced call center to 320 customer service professionals as of March 31, 2006 from 180 as of March 31, 2005;

—	a 330.0% increase in promotion expense for sales to Won 0.43 billion (US$0.44 million) in the three months ended March 31, 2006 from Won 0.10 billion in the three months ended March 31, 2005, reflecting the increase in our name brand and image enhancement promotional activities; and

—	a 300.0% increase in other costs to Won 1.52 billion (US$1.56 million) in the three months ended March 31, 2006 from Won 0.38 billion in the three months ended March 31, 2005, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees; and

•	General and administrative expenses. Our general and administrative expenses, which represented 19.4% and 21.9% of operating expenses in the three months ended March 31, 2006 and 2005, respectively, increased by 145.1% to Won 2.23 billion (US$2.30 million) in the three months ended March 31, 2006 from Won 0.91 billion in the three months ended March 31, 2005. This increase was primarily due to a 128.1% increase in salaries and other compensation expenses to Won 1.3 billion (US$1.34 million) in the three months ended March 31, 2006 from Won 0.57 billion in the three months ended March 31, 2005, due to an increase of, and salaries and other compensation paid to, administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.
       Operating income (loss). As a result of the foregoing, we recorded operating income of Won 1.53 billion (US$1.58 million) in the three months ended March 31, 2006, as compared to operating loss of Won 0.40 billion in the three months ended March 31, 2005.
       Interest income. Our interest income increased to Won 0.77 billion (US$0.79 million) in the three months ended March 31, 2006 from Won 0.20 billion in the three months ended March 31, 2005, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased.
       Income tax expenses. For the three months ended March 31, 2006, we generated taxable income. As a result, we recorded Won 0.39 billion (US$0.40 million) of income tax expenses.
       Net income (loss). As a result of the foregoing, we recorded a net income of Won 1.93 billion (US$1.99 million) in the three months ended March 31, 2006, compared to a net loss of Won 0.20 billion in the three months ended March 31, 2005.
Year ended December 31, 2005 compared to year ended December 31, 2004
       Revenues. Our total revenues increased by 397.5% to Won 70.34 billion (US$72.40 million) in the year ended December 31, 2005 from Won 14.14 billion in the year ended December 31, 2004. This increase was primarily due to:

•	a 371.6% increase in transaction fee revenues to Won 56.78 billion (US$58.45 million) in the year ended December 31, 2005 from Won 12.04 billion in the year ended December 31, 2004, primarily due to a 381.5% increase in GMV to Won 1,080.86 billion (US$1,112.68 million) for the year ended December 31, 2005 from Won 224.50 billion for the year ended December 31, 2004; and

•	an 545.7% increase in advertising and other revenues to Won 13.56 billion (US$13.95 million) in the year ended December 31, 2005 from Won 2.10 billion in the year ended December 31, 2004, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement and keyword search fees.
       The portion of our total revenues attributable to advertising and other revenues increased to 19.3% in the year ended December 31, 2005 from 14.9% in the year ended December 31, 2004, due to the addition of approximately 7.2 million new sellers and buyers during 2005. We believe as the number of high volume sellers increases, the increased competition among sellers results in sellers increasing their advertising expenditures to promote their products. Additionally, as the number of unique visitors increased to 14.2 million during the month of December 2005 from 9.2 million during the month of December 2004, our website became an increasingly attractive advertising forum for sellers.

       The deduction in our transaction fee revenues attributable to Gmarket Miles was Won 2.11 billion (US$2.17 million) for the year ended December 31, 2005, compared to Won 0.27 billion for the year ended December 31, 2004, and the deduction for discount coupons and Gmarket Stamps was Won 0.28 billion (US$0.29 million) for the year ended December 31, 2005. See “—Critical Accounting Policies.”
       Cost of revenues. Our cost of revenues, which represented 52.2% and 59.5% of total revenues for the year ended December 31, 2005 and 2004, respectively, increased by 335.7% to Won 36.69 billion (US$37.76 million) in the year ended December 31, 2005 from Won 8.42 billion in the year ended December 31, 2004, primarily due to:

•	a 379.1% increase in credit card commissions and bank charges to Won 20.89 billion (US$21.50 million) in the year ended December 31, 2005 from Won 4.36 billion in the year ended December 31, 2004, reflecting the increase in GMV and number of transactions over the period;

•	a 347.8% increase in click-through fees to Won 10.03 billion (US$10.32 million) in the year ended December 31, 2005 from Won 2.24 billion in the year ended December 31, 2004, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 217.0% increase in other costs to Won 5.77 billion (US$5.94 million) in the year ended December 31, 2005 from Won 1.82 billion in the year ended December 31, 2004, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.
       Gross profit. As a result of the foregoing, our gross profit increased by 488.3% to Won 33.65 billion (US$34.64 million) in the year ended December 31, 2005 from Won 5.72 billion in the year ended December 31, 2004.
       Operating expenses. Our operating expenses, which represented 42.8% and 51.4% of total revenues in the year ended December 31, 2005 and 2004, respectively, increased by 313.9% to Won 30.09 billion (US$30.97 million) in the year ended December 31, 2005 from Won 7.27 billion in the year ended December 31, 2004, primarily due to:

•	Sales and marketing expenses. Our sales and marketing expenses, which represented 82.4% and 73.7% of operating expenses in the year ended December 31, 2005 and 2004, respectively, increased by 362.7% to Won 24.80 billion (US$25.53 million) in the year ended December 31, 2005 from Won 5.36 billion in the year ended December 31, 2004, primarily resulting from:

—	a 410.5% increase in advertising expense to Won 14.04 billion (US$14.45 million) in the year ended December 31, 2005 from Won 2.75 billion in the year ended December 31, 2004, reflecting our expanded marketing efforts in 2005, including our online and offline advertisements;

—	a 366.2% increase in call center expenses to Won 6.62 billion (US$6.81 million) in the year ended December 31, 2005 from Won 1.42 billion in the year ended December 31, 2004, due to the increased head count at our outsourced call center to 520 customer service professionals as of December 31, 2005 from 140 as of December 31, 2004;

—	a 3,767% increase in promotion expense for sales to Won 1.16 billion (US$1.19 million) in the year ended December 31, 2005 from Won 0.03 billion in the year ended December 31, 2004, reflecting the increase in our name brand and image enhancement promotional activities; and

—	a 156.9% increase in other costs to Won 2.98 billion (US$3.08 million) in the year ended December 31, 2005 from Won 1.16 billion in the year ended December 31, 2004, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees; and

•	General and administrative expenses. Our general and administrative expenses, which represented 17.6% and 26.3% of operating expenses in the year ended December 31, 2005 and 2004, respectively, increased by 177.0% to Won 5.29 billion (US$5.44 million) in the year ended December 31, 2005 from Won 1.91 billion in the year ended December 31, 2004. This increase was primarily due to a 123.0% increase in salaries and other compensation expenses to Won 3.01 billion (US$3.10 million) in the year ended December 31, 2005 from Won 1.35 billion in the year ended December 31, 2004, due to an increase of, and salaries and other compensation paid to, administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.
       Operating income (loss). As a result of the foregoing, we recorded operating income of Won 3.56 billion (US$3.67 million) in the year ended December 31, 2005, as compared to operating loss of Won 1.55 billion in the year ended December 31, 2004.
       Other income (expense). Our other income increased to Won 1.40 billion (US$1.43 million) in the year ended December 31, 2005 from Won 0.11 billion in the year ended December 31, 2004, primarily due to an increase in interest income to Won 1.40 billion (US$1.43 million) in the year ended December 31, 2005 from Won 0.13 billion in the year ended December 31, 2004, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased.
       Income tax expenses. In 2005, we generated taxable income. However, as we had available loss-carryforwards of Won 3.19 billion at December 31, 2004, we utilized such amounts in 2005, paid Won 0.12 billion (US$0.12 million) of current income taxes and recorded income tax benefits of Won 0.13 billion (US$0.14 million) due to deferred income tax asset of Won 0.25 billion (US$0.26 million) at December 31, 2005.
       Net income (loss). As a result of the foregoing, we recorded a net income of Won 5.09 billion (US$5.24 million) in the year ended December 31, 2005 compared to a net loss of Won 1.44 billion in the year ended December 31, 2004.
Year ended December 31, 2004 compared to year ended December 31, 2003
       Revenues. Our total revenues increased by 278.1% to Won 14.14 billion in 2004 from Won 3.74 billion in 2003. This increase was primarily due to:

•	a 305.4% increase in transaction fees revenues to Won 12.04 billion in 2004 from Won 2.97 billion in 2003, primarily due to a 244.7% increase in GMV to Won 224.50 billion for the year ended December 31, 2004 from Won 65.13 billion for the year ended December 31, 2003; and

•	a 172.7% increase in advertising and other revenues to Won 2.10 billion in 2004 from Won 0.77 billion in 2003, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement and keyword search fees, which was partially offset by a decrease in revenues from sales of our inventory as we discontinued our inventory-based retail business during the year ended December 31, 2004.
       The deduction in our transaction fee revenues attributable to Gmarket Miles was Won 0.27 billion for the year ended December 31, 2004, as compared to Won 0.13 billion for the year ended December 31, 2003.

       Cost of revenues. Our cost of revenues, which represented 59.5% and 81.9% of total revenues for the years ended December 31, 2004 and 2003, respectively, increased by 175.2% to Won 8.42 billion in 2004 from Won 3.06 billion in 2003, which was primarily due to:

•	a 220.6% increase in credit card commissions and bank charges to Won 4.36 billion in 2004 from Won 1.36 billion in 2003, reflecting the increase in GMV and number of transactions over the period;

•	a 366.7% increase in click-through fees to Won 2.24 billion in 2004 from Won 0.48 billion in 2003, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 49.2% increase in other costs to Won 1.82 billion in the year ended December 31, 2004 from Won 1.22 billion in the year ended December 31, 2003, primarily as a result of increases in network and systems maintenance expenses due to our transitioning exclusively to an e-commerce marketplace, depreciation expenses due to the expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions, and salaries and other compensation paid to our transaction support employees.
       Gross profit. As a result of the foregoing, our gross profit increased by 741.2% to Won 5.72 billion in 2004 from Won 0.68 billion in 2003.
       Operating expenses. Our operating expenses, which represented 51.4% and 62.8% of total revenues for the years ended December 31, 2004 and 2003, respectively, increased by 209.4% to Won 7.27 billion in 2004 from Won 2.35 billion in 2003, primarily due to:

•	Sales and marketing expenses. Our sales and marketing expenses, which represented 73.7% and 44.3% of operating expenses for the years ended December 31, 2004 and 2003, respectively, increased by 415.4% to Won 5.36 billion in 2004 from Won 1.04 billion in 2003, mainly due to:

—	a 587.5% increase in advertising expense to Won 2.75 billion in 2004 from Won 0.40 in 2003, reflecting our expanded online and offline marketing efforts in 2004, such as print advertising campaign in subway stations beginning in November 2004 and online advertising expenses incurred in connection with our co-promotion affiliate programs;

—	a 14,100.0% increase in call center expenses to Won 1.42 billion in 2004 from Won 0.01 billion in 2003, due to our establishment of an outsourced call center in 2003 to enhance our customer service capabilities; and

•	General and administrative expenses. Our general and administrative expenses, which represented 26.3% and 55.7% of operating expenses for the years ended December 31, 2004 and 2003, respectively, increased by 45.8% to Won 1.91 billion in 2004 from Won 1.31 billion in 2003. This increase was principally as a result of a 98.5% increase in salaries and other compensation expenses to Won 1.35 billion in 2004 from Won 0.68 billion in 2003, due to an increase of, and salaries and other compensation paid to, administrative employees (which include our research and development employees) and as a result of our increased focus on research and development of software and technology when we transitioned exclusively to an e-commerce marketplace.
       Operating loss. As a result of the foregoing, our operating loss decreased by 7.2% to Won 1.55 billion in 2004 from Won 1.67 billion in 2003.
       Other income (expense). We recorded other income of Won 0.11 billion in 2004 compared to other expense of Won 0.09 billion in 2003, primarily due to a net increase in interest income and losses relating to our investment in and liquidation of Interpark Japan Co., Ltd.

       Income tax expenses. Since we had a net operating loss before income tax expenses in 2003 and 2004, we did not incur any income tax expenses. Additionally, we did not recognize the benefit of our operating losses as we concluded that a full valuation allowance against our deferred tax assets was required in 2003 and 2004. See “—Critical Accounting Policies.”
       Net loss. As a result of the foregoing, our net loss decreased by 18.2% to Won 1.44 billion in 2004 from Won 1.76 billion in 2003.
Liquidity and Capital Resources
Liquidity
       We have historically financed our operations through cash flows from operations, the issuance of common and preferred shares and, to a lesser extent, from bank loans. From inception through March 31, 2006, we received Won 3.09 billion (US$3.18 million) from the issuance of common shares, net of expenses, Won 7.17 billion (US$7.38 million) from the issuance of preferred shares, net of expenses, and Won 0.62 billion (US$0.64 million) from bank loans. As of March 31, 2006, we had a working capital deficit of Won 8.81 billion (US$9.06 million), including cash and cash equivalents of Won 19.15 billion (US$19.71 million) and cash on deposit of Won 46.60 billion (US$47.97 million), compared to a working capital deficit of Won 7.86 billion (US$8.10 million), including cash and cash equivalents of Won 36.90 billion, as of December 31, 2005. The decrease in working capital as of March 31, 2006 is primarily attributable to reduced cash and cash equivalents due to the repayment of accounts payable. As of March 31, 2006, we had no loans outstanding.
       Cash flows from operating activities. Net cash provided by operating activities consists of net income (loss) adjusted for certain non-cash items, including the net effect of changes in working capital, depreciation and amortization, and stock-based compensation expenses.
       Net cash provided by operating activities in the year ended December 31, 2005, 2004 and 2003, was Won 74.02 billion (US$76.20 million), Won 20.40 billion and Won 0.77 billion, respectively. Net cash used in operating activities in the three months ended March 31, 2006 was Won 12.57 billion (US$12.94 million).
       The increases in each of those periods were due primarily to increases in amounts payable to sellers as our GMV increased over such periods.
       Cash flows from investing activities. Net cash used in investing activities primarily consists of cash on deposit, purchase of a held-to-maturity corporate bond and long-term financial instruments, capital expenditures and restricted cash. Cash on deposit is cash we hold in term deposit accounts with financial institutions in Korea with terms of one year or less, although we may withdraw funds from those accounts on demand before maturity by forfeiting some of the accrued interest. The held-to-maturity corporate bond is a bond issued by Shinhan Bank. Long-term financial instruments are long-term deposit accounts with a fixed term of three years, with a prepayment option, bearing a fixed interest rate for so long as the certificate of deposit rate in Korea is less than 5.75% or 5.25%, as applicable, payable quarterly in arrears. If the certificate of deposit rate in Korea exceeds 5.75% or 5.25%, as applicable, no interest accrues on these accounts. The other type of long-term financial instrument is a long-term savings account with a fixed term of 38 months, bearing a fixed interest rate, payable upon maturity. Each month, we deposit Won 10.0 million (US$10.29 thousand) into this account, which we opened in November 2003. Capital expenditures relate to purchases of computers and servers and other technology systems hardware and software to accommodate the growth of our business. Restricted cash is the security deposit we are required to maintain with certain credit companies that process credit card payments.
       Net cash used in investing activities for the year ended December 31, 2005, 2004 and 2003 and the three months ended March 31, 2006 was Won 56.66 billion (US$58.33 million), Won 8.95 billion and Won 0.60 billion and Won 5.20 billion (US$5.36 million), respectively. The increases were due primarily to increases in net cash on deposit, purchase of a held-to-maturity corporate bond and long-term financial instruments, purchase of property and equipment and net restricted cash.
       Cash flows from financing activities. Net cash provided by financing activities was Won 0.02 billion (US$0.02 million) for the three months ended March 31, 2006, due to repayment of loans by employees of loans made to them. Net cash provided by financing activities was Won 0.45 billion (US$0.46 million) for the year ended December 31, 2005, due primarily to issuance of common shares in connection with exercises of stock options, offset in part by loans to employees. Net cash provided by financing activities for the year ended December 31, 2004 was Won 6.61 billion, primarily due to receipt of proceeds from an issuance of preferred shares, offset in part by an early repayment of our bank loans. Net cash used in financing activities for the year ended December 31, 2003 was Won 0.06 billion, primarily due to repayment of bank loans and, to a lesser extent, loans to employees.
Capital requirements and resources
       Our capital expenditures are comprised primarily of purchases of computers and servers and other technology related systems. We do not own any real property. In the year ended December 31, 2005, we spent Won 7.31 billion (US$7.53 million) on purchases of property and equipment. In each of the years ended December 31, 2004, 2003, 2002 and 2001, we spent Won 1.90 billion, Won 0.27 billion, Won 0.19 billion and Won 0.06 billion, respectively, on the purchase of property and equipment. We expect to have capital expenditure requirements for our ongoing expansion and development of our business, including expenditures for expansion and upgrades of our Internet servers and databases. For the three months ended March 31, 2006, our capital expenditures were Won 3.02 billion (US$3.11 million) to purchase new network and system equipment, including servers, routers and other equipment. We currently estimate our aggregate capital expenditures for 2006 will total approximately Won 15.00 billion (US$15.44 million).
Contractual Obligations and Commitments
       The following table summarizes our contractual obligations as of March 31, 2006 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

			Payments due by period

			Less than					More than
	Total		1 year		1-3 years		3-5 years	5 years

			(In billions of Won)
Description of Contractual Obligations
LIG office lease(1)	W	1.31	W	1.31	W	—	W—	W—
Nam Seoul office lease(2)		0.20		0.20		—	—	—

Notes:

(1)	Lease of approximately 4,200 square meters of office space for our headquarters in Seoul, Korea, beginning in February 2006. The term of the lease is for one year from February 27, 2006 and the lease may be renewed for subsequent one-year terms. We paid a security deposit in connection with this lease in the amount of approximately Won 0.81 billion (US$0.83 million).

(2)	Lease of approximately 850 square meters of office space for our Seller Management Team of our Service Quality Management Division in Seoul, Korea, beginning in February 2006 and ending on January 2007 from Interpark Corporation, a major shareholder. We paid a security deposit in connection with this lease in the amount of approximately Won 0.11 billion (US$0.11 million).
       We believe that our cash on-hand and cash flows from operations, together with the proceeds of this offering, will be sufficient to satisfy our working capital and capital expenditure requirements for the next 12 months, without the need for additional financing. Changes in our operating and growth plans, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek debt or equity financing in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.
Off-Balance Sheet Commitments and Arrangements
       We do not have any derivative financial instruments, off-balance sheet arrangements, interest rate swap transactions, foreign currency contracts or relationships with unconsolidated entities or financial partnerships that would have been established for the purpose of facilitating off-balance sheet arrangements.
Inflation
       Inflation and changing prices did not have a significant impact on our operations during the periods presented.
Quantitative and Qualitative Disclosures about Market Risk
Interest rate risk
       Our exposure to interest rate risk relates to our cash holdings and our cash management policy. The primary objective of our cash management policy is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our cash on-hand primarily consists of cash and cash equivalents and cash on deposit. Although interest income on our cash and cash equivalents and cash on deposit is subject to interest rate fluctuations, we believe these fluctuations will not have a material effect on our financial position due to the short-term nature of these financial instruments.
Foreign currency risk
       As we currently conduct our business primarily in Won, we are not affected by changes in foreign exchange rates. However, as and to the extent we conduct business in currencies other than the Won, our revenues and expenses will be exposed to foreign currency risk. Changes in value of the Won against the currencies in which we conduct business will result in increases or decreases in our recorded revenues and expenses and may impact our operating income.

BUSINESS
Overview
       We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. We derive our revenues primarily from transaction fees on the sale of products on our website as well as from advertising fees and others. Our e-commerce marketplace is located at www.gmarket.co.kr.
       We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. Further, we believe we are currently a leader in Korea in terms of monthly unique visitors among e-commerce retailers. For the three months ended March 31, 2006, we had GMV of Won 469.15 billion (US$482.96 million) compared to total online retail sales in Korea of Won 3.15 trillion (US$3.24 billion). From January 1, 2003 through April 30, 2006, our GMV has grown 98.2% per year on a compounded annual basis, reaching a GMV of Won 168.00 billion (US$172.95 million) for the month of April 2006. From January 1, 2003 through April 30, 2006, average monthly unique visitors to our website has grown 113.1% per year on a compounded annual basis, reaching approximately an average of 15.3 million average monthly unique visitors for the four months ended April 30, 2006 and our registered users have grown 106.3% per year on a compounded annual basis during the same period, with over 8.6 million registered users as of April 30, 2006.
       We believe our rapid growth is attributable to our ability to facilitate interaction among a growing critical mass of buyers and sellers. We believe sellers, whether they are small businesses, online merchandisers, large manufacturers or individuals, are attracted to our website for our cost effective, end-to-end sales and marketing channel and access to a broad audience of buyers. Sellers are offered flexible listing options utilizing our five distinct trading platforms and other extensive services, including our proprietary Gmarket Sales Manager software program, or GSM program, training and customer support and delivery services. We believe buyers are attracted to our website as we provide an entertaining and secure shopping environment with more than 1.7 million products currently available for sale in 27 product categories at competitive prices. Products listed for sale on our website include apparel, beauty products, computers, electronics, furniture and jewelry and most are coupled with comprehensive product information, including pictures, product descriptions and customer reviews and commentary. In addition, our payment and delivery tracking system provides buyers the assurance that their payment is secure and that the product will be delivered in a timely manner.
       We had revenues of Won 14.14 billion and Won 70.34 billion (US$72.40 million), and Won 9.49 billion and Won 28.34 billion (US$29.17 million) for the years ended December 31, 2004 and 2005, and three months ended March 31, 2005 and 2006, respectively. We had net income of Won 5.09 billion (US$5.24 million) and Won 1.93 billion (US$1.99 million) for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, as compared to a net loss of Won 1.44 billion and Won 0.24 billion in 2004 and the three months ended March 31, 2005, respectively.
Our Industry and Opportunity
       Korea is one of the most advanced countries in the world in terms of the percentage of Internet users and broadband Internet penetration rate. According to the Korea Network Information Center, the number of Internet users in Korea reached 33.0 million as of December 31, 2005, or approximately 68.4% of Korea’s total population. In addition, Korea had the second highest broadband Internet penetration rate among the member countries of the Organization for Economic Co-operation and Development in December 2005, with approximately 25.4 broadband subscribers per 100 inhabitants. The popularity of the Internet and high broadband Internet penetration rate have allowed companies in Korea to generate revenues from a variety of services over the Internet, including e-commerce, online advertising, online gaming, video-on-demand and other multimedia entertainment services. We believe factors contributing to the commercialization of Internet services in Korea include the following:

•	high computer penetration in the household, workplace and Internet cafes;

•	high broadband Internet penetration rate, which permits richer user experience and provision of a broader range of services than is possible with slower, dial-up Internet connections;

•	secure Internet environment, including telecommunications networks and systems, which helps promote consumers’ confidence in online transactions;

•	advanced electronic or other payment systems, including credit card, bank transfer and mobile banking systems; and

•	the Korean Government’s continued focus and support to improve the Internet and communications infrastructure.
       The Internet has emerged as a popular medium for conducting commercial transactions in Korea, in particular for retail e-commerce transactions. The ability to reach a large number of customers at a relatively low cost has made retail e-commerce an attractive sales and marketing channel. According to the Korea National Statistical Office, there were 4,335 online shopping malls that constituted the retail e-commerce industry in Korea accounting for a total GMV of approximately Won 10.7 trillion for the year ended December 31, 2005. The total GMV for the retail e-commerce industry in Korea was Won 7.7 trillion in 2004 and is estimated to become Won 14.6 trillion in 2008, according to the Korea Information Strategy Development Institute. GMV for the retail industry as a whole in Korea was Won 143.5 trillion in 2004 according to the Korean National Statistical Office and is estimated to become Won 168.7 trillion in 2008, according to Euromonitor International.
       The evolution of the retail e-commerce industry in Korea is similar to that in the United States. The purchase and sale of goods between and among consumers and retailers have, until recently, been conducted at retail shops, department stores and discount stores. For buyers, these forums generally require face-to-face interactions and significant amount of time and effort in researching product attributes, product availability and prices. For sellers, such forums generally involve higher real estate, labor and inventory costs, with potential sales being limited by the number of outlets as well as hours of operation. We believe the Internet offers the opportunity to provide an alternative sales and marketing channel for sellers to reach a large number of buyers at a relatively low cost and without maintaining a physical store.
Our Strengths and Strategy
Our Strengths
       We are one of Korea’s leading retail e-commerce marketplace providers and believe our management team has developed an innovative and creative corporate culture conducive to the development and introduction of new, value-enhancing services for buyers and sellers. We believe our management team and corporate culture have contributed to the development of the following core competitive strengths:

•	Market leader and strong brand name. We believe we have developed a well-recognized brand name in Korea as evidenced by our leading market position. We believe we are currently a market leader in Korea in terms of GMV and monthly unique visitors among e-commerce retailers. This has led to a critical mass of buyers and sellers interacting on our website, resulting in increased product offerings and a more convenient shopping experience.

As of April 30, 2006, we had over 8.6 million registered users, which includes both buyers and sellers and added more than 1.4 million users during the four months ended April 30, 2006.

•	Multiple trading platforms. We offer multiple trading platforms: fixed price, fixed price with options, negotiation, group buying and auction. We believe these trading platforms provide sellers the flexibility to select the most appropriate trading platform suited for each product in order to achieve the desired sales and marketing results. We believe these trading platforms give buyers the ability to purchase products at competitive prices while enjoying an entertaining and secure shopping experience.

•	Comprehensive sales solution. We provide to sellers a comprehensive, easy-to-use and flexible marketplace, allowing sellers to conveniently manage the entire sales process online in one central location, through our proprietary sales management program. Sellers can easily list and remove small or large quantities of goods with various attributes, monitor inventory levels, keep track of delivery status and returned products, purchase keyword search terms and other premium listing services and receive up-to-date news and information from us on new services and product categories, among others. Sellers can also supplement their marketing and sales efforts by purchasing or participating in various value-added services such as our “Seller’s Shop” and “Star Shop.” We offer extensive seller support, including a dedicated group of sales support professionals as well as a quality and conflict management team.

•	Convenient buying experience. We believe buyers are attracted to our website for the broad selection of products offered at competitive prices, which are available for purchase wherever they have access to the Internet. Our website currently has more than 1.7 million products available for sale in 27 product categories. We believe our website provides a fun and entertaining shopping experience, which is enhanced by the availability of wealth of information on the listed products from various sources, including sellers, buyers or third party professionals such as fashion consultants and newspaper or magazine journalists. Buyers also have added protection, as buyers make payments directly to us which we release to the seller within seven to 30 days following delivery of the product to the buyer.

•	Efficient product delivery, tracking system and returns. We have developed a tracking system, which enables users to easily check on the delivery status of products and facilitates the quick and cost effective delivery and return of products. Users can easily check online the status of delivery, returned products, non-delivery of products, among other options. Users can also arrange for easy and convenient return of products through various means with a simple click of a button on our website or through a phone call.

Our Strategy
       Our strategy is to continue to expand and improve on our well-known brand name and leading market position by implementing the following key strategies:

•	Continue to build brand and expand user base. We believe there is significant potential to further build our brand and expand our user base. Our penetration rate, as measured by our registered users, is substantially less than the number of Internet shoppers in Korea. Additionally, we believe the Korean e-commerce industry has significant growth potential because while Korea has one of the highest broadband Internet penetration rates in the world, the number of online shoppers as a percentage of overall Internet users is relatively low. We employ various strategic marketing initiatives to build our brand, capture greater market share and ultimately, expand our user base. Some of our online and offline marketing strategies include co-promotion affiliate programs, banner advertisements, keyword searches, billboards, television and partnership marketing. Our market strategies have yielded over 1.4 million new registered users during the four months ended April, 2006.

•	Continue to focus on user loyalty and website enhancement. As of April 30, 2006, we had over 8.6 million registered users and we plan to continue to focus on increasing purchase frequency and transaction volumes from our existing user base. In line with this strategy, we strive to maximize user satisfaction by creating an appealing and convenient shopping experience reinforced by a highly dedicated customer support department. We employ a number of loyalty programs to foster customer loyalty and drive repeat purchases such as G Cash, Gmarket Mileage, G Stamps and other loyalty programs. We also provide and encourage our sellers to provide online coupons to frequent buyers. These coupons can be used for a variety of purposes such as to obtain price reductions or receive downloads of free antivirus software. We continually enhance our features and functionality to make the selling and shopping experience more persuasive. We plan to achieve this by developing new trading platforms and improving our existing trading platforms by introducing more options and services for our users.

•	Continue to expand product categories and introduce new service offerings. We will continue to seek to expand product categories and introduce new and innovative service offerings. Recently launched product categories include groceries and fresh produce, books, DVDs, a travel service and insurance products. Some new service offerings we intend to launch in the near future include music downloads, mobile phone ring tone downloads and digital photograph printing services. Moreover, we will continue to seek to introduce new and innovative value-added services and functionality for our users, beyond our current offerings, such as our Seller’s Shop and Star Shop. For example, we are currently in the process of developing a mobile e-commerce service, which we expect will allow buyers to purchase products using their mobile phones. We also provide keyword and banner advertisement service for our sellers and seek to expand such services such as our recently launched, “TI” advertisement service, or transparent interactive advertisement which is a type of banner advertisement.

•	Pursue growth outside of Korea. We believe our technology and business model can be migrated to markets outside of Korea. We will seek ways to grow our business abroad by offering our services to users outside of Korea. As an initial step, we are currently in the process of creating an English language version of our website and expect to launch this version in the second half of 2006. Also, we currently provide, primarily to ethnic Koreans living abroad, the ability to purchase goods on our website, with delivery being made by international courier or post. We also expect to seek opportunities outside of Korea through joint ventures and acquisitions on a selective basis.
Strategic Investment
       Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware, or Yahoo!, and A. Bohl Praktijk B.V., a Dutch limited liability company, or DutchCo, have entered into an agreement for the purchase by Yahoo! of 4,505,650 of our common shares from DutchCo. DutchCo is an investment vehicle of Oak Investment Partners IX, LP and its affiliated funds, which are managed by Oak Associates IX, LLC, as the general partner of the funds. Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo! provides online products and services, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world. Yahoo! is headquartered in Sunnyvale, California. See “Principal and Selling Shareholders.”
       We believe that this potential strategic investment by Yahoo! is in line with and enhances our strategy to pursue growth opportunities abroad and also complements our continued strategy of providing to our users a comprehensive selling and convenient buying platform. If the transaction between Yahoo! and DutchCo is consummated, we will agree to use our best efforts to enter into a strategic agreement with Yahoo!, which may relate to, among other things, search result integration and monetization, and our international expansion strategy.

Our Website
       Our website is located at www.gmarket.co.kr and is available 24 hours a day, seven days a week other than a few hours during the week when our website is shut down for routine maintenance and service. GMV for the four months ended April 30, 2006 was Won 637.14 billion (US$655.90 million). As of April 30, 2006, we had over 8.6 million registered users, having added over 1.4 million new users during the four months ended April 30, 2006. Our website is organized into various product groupings and categories. Products listed for sale are accompanied by photographs in multiple sizes, summary descriptions, user ratings, customer comments and reviews, together with discounts or other promotions offered on the products, if any. Our website also has an easy-to-use search engine, which allows customers to find specific products quickly and easily.
       Our GSM program, which is available for download on our website at no charge, is the backbone of our comprehensive sales solutions. Using this proprietary software program, sellers can conveniently manage the entire sales process online in one central location, from listing products, monitoring inventory levels, tracking delivery status and returned products, managing customer contact/ communication, requesting pick up from delivery providers, among others. We believe one unique feature of the GSM program is it allows sellers to upload listings for multiple items with minimal effort, which saves a significant amount of time. Additionally, sellers may change the quantity and price of listed products quickly and easily, which provides them the flexibility to adjust to changing market conditions. For certain of our larger sellers, the GSM program allows a direct link to their inventory management programs, so that such sellers can more effectively monitor their inventory levels as sales occur. Additionally, using the GSM program, sellers can purchase keyword search terms and other premium listing services. Sellers receive up-to-date news and information from us on new services and product categories, among others. Sellers can view frequently asked questions and other helpful articles posted by us and others on the selling process, including information on credit card payments and tax statements.
       We strongly encourage and facilitate the free flow and exchange of information regarding goods, consumer trends and other information which may be useful to buyers and sellers through various bulletin boards and consumer comments sections available on our website. We believe the active sharing of information and experiences by users fosters a sense of community and ultimately, customer loyalty. Sellers, buyers and other users can post product reviews, rankings and commentary. We have a “Hot & News” section, which posts the latest information by users and our staff on new products, trends and the introduction of new services. We offer an online magazine, “Shopping Webzine,” where our users and other members of the Internet community can publish their reviews regarding sellers and products, and contribute general interest articles or other commentary regarding fashion and other topics. To encourage participation in the community, we provide contributors with coupons and reward points, among other benefits, to be used towards purchases.

Products Offered on Our Website
       The number of products listed on our website and product groupings has grown significantly over the past several years. Products are broadly organized into the following six product groupings and 27 product categories:

Computer/ Electronics	Fashion/ Beauty	Child Care/Food

• computers/ games • consumer electronics/ cooking appliances/home electronics • television/ telephone/office machines • mp3/mobile phone/ digital camera	• women’s clothing/ undergarments • men’s clothing/ casual wear/suits • luxury goods/ brand name and international goods • shoes/ jewelry/accessories • cosmetics/ beauty products/ weight management	• child birth/baby care goods/baby carriage

• children’s clothing/ shoes/bags

• toys/children’s books/ educational kits

• fresh products/ prepared foods/farm produce, fish and meat

• health foods/ processed foods/ groceries

Sporting Goods/
Automobile Accessories	Furniture/Health/ Living	Travel/ Leisure

• golf/ mountain hiking/ skiing/ fishing gear • inline skating/ fitness/ swimming • exercise apparel/ shoes • automobile parts and accessories	• home/kitchen/ storage/ bath

• office supplies/ office products/ industrial supply

• health care/ pets/ musical instruments/ adult

• furniture/ do-it-yourself items

	• bedroom furnishings/home decoration	• books/ music/ DVD • flower/ hobby/ gifts/ special event items • travel reservation/ condominium reservation/ resort reservation/ hotel reservation • insurance/personal services
       We update our product groupings and categories from time to time, in order to make the shopping experience more convenient and efficient. Such groupings currently include “new listings,” “most popular items” and “today’s specials.”
The Registration Process, Product Listing and Sale
The Registration Process
       All sellers must register with us while buyers may register or log on as a guest. Individual buyers, whether they register or log on as a guest, must provide their name and national identification number, which identifies their age and sex. We send the name and the national identification number to a third party credit agency to confirm that the name and the national identification number match and confirm that certain other information provided matches the record on file for such person. Business buyers must submit to us their trade name, the names of their corporate representatives, their tax office registration number, a copy of their bank account passbook and a copy of their standard terms and conditions of sale. All users must agree to our user agreement, which sets forth the terms and conditions for the use of our website, including the timing and method of payment, the types of goods that cannot be listed, delivery terms and return policies. The agreement also requires that users generally indemnify us for various matters, including for claims, damages or liabilities brought by third parties against us in connection with the listing and sales of goods on our website.

       As of April 30, 2006, we had over 8.6 million registered users. We have a diverse base of registered sellers, consisting of small retailers, large merchandisers, other business sellers and individuals. We currently rank our registered sellers on a monthly basis into four levels: power, superior, normal and poor and such ranking is posted on our website. A seller is assigned a ranking depending on several factors such as the aggregate number of successful sales the seller has recorded with us since registration and during the immediately preceding month, the percentage of returned goods for reasons attributable to the seller’s non-performance or error, cancelled auctions and the achievement of minimum customer satisfaction levels.
       Although we do not rank our buyers, we reward our repeat buyers by offering membership in a loyalty discount program. We may grant discount coupons to registered users who accumulate loyalty points. We also offer to buyers membership to our “Zero Margin Club” which entitles buyers to purchase eligible products at a price less than that offered to non-members as we forego up to 3% of our transaction fees. Membership fees depend on the membership term, with basic membership of three months costing Won 10,000 or 9,000 Gmarket Miles.
Product Listing and Sale
       Products are listed for sale on our website using our GSM program. The seller chooses from one of our 27 product categories and various subcategories to list its product. The seller inputs information on the product, including textual descriptions and photographs and often provides hyperlinks to other websites. Sellers can elect to use one of our value-added services, such as banner and keyword search advertising, Star Shop or Seller’s Shop, for an additional fee. See “—Value-Added Services.” If sellers have any questions or technical issues, they are able to communicate with us directly online, call our customer service department or send us emails or instant messages. See “—Customer Service.”
       We filter all listings through a database containing certain words and phrases in order to prevent the listing of illegal or prohibited products. Our filter is not completely successful and certain of these items may be listed. We conduct random searches to identify such listings and any seller found to have listed such products is prohibited from listing with us in the future. See “Risk Factors— The listing or sale by our users of pirated, counterfeit or illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.” We update our restricted word database from time to time as the legal and regulatory environment and requirements change. We conduct random checks of listed products to review the product descriptions for accuracy and confirm that the products themselves, or the sale of the products, do not violate applicable laws and regulations, including trademark and copyright laws.
       Currently, our website offers five distinct trading platforms, consisting of the following:

•	Fixed Price. Allows potential buyers to purchase listed products at a fixed price, without waiting to bid in an auction or negotiating with sellers.

•	Fixed Price with Options. Similar to our fixed price trading platform except the seller elects to link the product to one or more discount or donation features. Sellers may choose to include a discount feature to allow buyers to use online coupons, stamps or loyalty points to reduce the purchase price or to receive free delivery, among others. If a seller has elected to link the product to a charity under our donation shopping program, a certain portion of the purchase price is donated to the charity.

•	Negotiation. Buyers and sellers negotiate directly with each other online to reach an agreed upon price.

•	Group Buying. Potential buyers can aggregate their purchases, which allows the group to achieve high volume sale discounts, while allowing sellers to sell a large quantity of goods in a single transaction. Recently, sellers have been using this trading platform as a marketing tool and have often sold items at the high volume discount rate to all the buyers who participate in the group buying effort, regardless of the quantity of goods purchased.

•	Auction. Sellers set a minimum opening price for bids and the duration of the auction period. The highest bid above the minimum price at the end of the auction period “wins” the bid. We obtained a business model patent in Korea in February 2006 for a variant of the straight auction called “random drawing auction.” Under the random drawing auction format, buyers place bids within an acceptable range as specified by the seller, and the winning bid is selected by reference to how close the bid is to a specific value generated at random by our system.

       We believe these trading platforms engage both sellers and buyers in a trading experience that is more fulfilling and personal than would be possible under a traditional buy-sell transaction. We also believe certain categories of goods are better suited for certain trading platforms than others and as a result, sellers have the flexibility of choosing the platform that most fits their needs.
Payment Processing
       Buyers can elect to make payment for their purchases with a credit card or by direct payment through electronic payment. In the case of credit card payments, such transactions are processed through a secured gateway. All payments are paid directly to us, which we hold and distribute to the seller only upon confirmation that the sale has been completed. As a result, buyers who shop on our website are provided with the added security of knowing that they will be able to receive a refund as payment is transferred to the seller within seven to 30 days following delivery of the product to the buyer, depending on the seller’s ranking with us, with higher ranked sellers generally receiving payments sooner.
Product Delivery
       Sellers arrange for delivery of a purchased item with a delivery company chosen by the seller. With certain delivery companies, sellers can request pick-up of purchased goods directly online using our GSM program and check on delivery status in near real time. In most cases, sellers use delivery companies that allow both buyers and sellers to review and track shipping and delivery status through our website.
       Nearly all of our users are located in Korea, which allows them to take advantage of Korea’s sophisticated payment and delivery infrastructure. Most products are delivered within one to two business days after they are purchased, with international shipments taking longer. Our service quality management division monitors transactions from time to time to ensure delivery is conducted in a timely and efficient manner and to address any recurring problems. See “—Customer Service.” Product returns are easily facilitated through any delivery company or the post office, allowing buyers to return unwanted or defective goods. Buyers can call the delivery company or post office for pick up or request pick up directly on our website for certain delivery companies. Many delivery companies in Korea also maintain a webpage where buyers can make pick up requests. In some cases, delivery companies at the time of delivery include a return slip to facilitate easy returns. We provide an automated tracking system, which records the delivery date and facilitates the return process, as buyers have seven days within delivery to decide whether or not they will keep the product. As part of our effort to expand our business, we recently began offering delivery to destinations outside of Korea and are currently in the process of upgrading our service to allow for delivery tracking of products outside of Korea.

Value-Added Services
       We believe we offer sellers a compelling value proposition by offering extensive value-added services, including the following:

•	Seller’s Shop. This service provides a variety of ready-to-use web pages that allows sellers to establish a low-cost and efficient online “storefront” within our website. These ready-to-use web pages can be easily modified, updated and personalized by sellers to create a unique shopping experience for their customers. Sellers can also enhance and add other features to their “store,” such as allowing buyers to send e-mails directly to the seller and offering coupons which may be used for purchases from the seller. We do not charge sellers any fee to use our Seller’s Shop service.

•	Star Shop. We believe products with well-known celebrity endorsements or advertisements tend to sell better than those without. Most smaller sellers, however, are unable to afford such celebrity endorsements or advertisements as part of their marketing campaigns as they are relatively expensive. We facilitate the pooling of various products from many sellers in one endorsement or advertisement, allowing participating sellers to share in the cost.

•	Donation Shopping. Sellers may elect to donate a portion of the sales proceeds to a specified charitable organization. We often give these products priority placement on our website. We have found buyers are more likely to purchase a product listed as a donation shopping item.

•	Sales Promotion Service. Our web and graphic designers are available to assist sellers in the sale and marketing process for a fee. We charge sellers for graphic and website design, photography and other artwork. For example, users of our Seller’s Shop may engage our staff to assist them in making their basic online storefront more comprehensive and robust.
Pricing
       Our primary sources of revenues consist of transaction fees, standard and premium listing fees, and banner advertisement and keyword search fees that we receive from our sellers and from membership fees for our Zero Margin Club that we receive from buyers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview— Revenues.” We do not currently charge any registration fees.
       The following table summarizes our transaction and listing fee structure as of May 31, 2006. Actual fees charged may vary from seller to seller.

Transaction fees
(as a percentage
	Listing fee per item	of sale price)

Fixed Price	—	8% – 12%
Fixed Price with Options	—	8% – 12%
Negotiation	—	6% – 12%
Group Buying	Won 2,000 for 2 Weeks	6% – 8%
Auction	Won 1,000 for 1 Week	6%
       We do not pass through credit card commissions to sellers. Also, the above transaction fees are effectively reduced by the use of coupons by buyers.
       We set a minimum fee for keyword searches and certain banner advertisements and sellers bid for the location, size, frequency and duration of such keyword search terms and banner advertisements, with the actual amount charged being fixed by the highest bidder. Certain banner advertisements are charged at fixed rates. Our fees for promotional and advertising services and for value-added services vary, depending on the service provided.

Customer Service
       We believe proactive customer service is the most effective means of achieving user satisfaction and our success to date has been due in part to our personalized customer service for our users. Our customer service is divided into three distinct functions:

•	Customer service. The primary contact point for buyers with questions, concerns or complaints about our website, our services or any seller’s products or services. As of April 30, 2006, we had over 330 customer service professionals at our outsourced call center prepared to respond to buyers’ questions or complaints from 9 a.m. to 6 p.m. on weekdays and from 9 a.m. to 1 p.m. on Saturdays. As of December 31, 2005, we had over 520 customer service professionals at such call centers to address increase in GMV and customer service demands in December and January. We analyze e-mails and calls to identify and address common problems so we can improve the overall quality of our services.

•	Seller service and training. The primary contact point for sellers with questions or concerns about our services. We currently have 28 professionals serving these functions. Upon registration, we assign a professional to each seller, who generally contacts that seller after the first listing or upon completion of the first sale. This person’s primary role is to educate the seller about the Gmarket systems, the retail e-commerce process and to assist the seller in their sales, marketing and promotions programs and strategies to increase customer loyalty. We help sellers establish policies and procedures for managing customer questions, as well as assist them with questions about specific inquiries from their customers. Additionally, as many of our sellers are new to the retail e-commerce industry, we offer extensive training, support and consulting services as they establish an online retail presence with us. We operate and offer to newly registered sellers, a training program held four days a week at our offices, where our staff of four professionals gives instruction and training to help these sellers take full advantage of our services, all without charge.

•	Quality assurance and conflict management. We mediate disputes between a seller and a buyer. We believe one of our fundamental roles is to facilitate communications between sellers and buyers not only in the buy-sell relationship, but also after the sale has taken place. We believe by quickly engaging ourselves as an intermediary between the seller and buyer, we have been able to, in most cases, effectively resolve disputes, improving buyer loyalty and enhancing our reputation among buyers and sellers.
Marketing and Sales
       Based on our analysis of our registered buyers as of April 30, 2006, approximately 55% of our registered users are women and approximately 69% of our registered users are in their 20s or 30s. We believe shoppers in this market segment are generally brand and quality conscious, while buying behaviors are driven by value and savings. We believe sellers are best positioned to market their products effectively. Accordingly, we encourage sellers to take the initiative in promoting their products and to organize online and offline promotional events and sales events to attract buyers and increase frequency and volume of purchases, such as offering volume based coupons or free delivery. We also assist in the sellers’ promotional efforts. For example, we host from time to time, special promotional events where we offer various value-added services to buyers, including coupons, reduced delivery charges and prizes, to encourage shoppers to make a purchase.
       In addition, we promote our website through various marketing programs, including the following:

•	Affiliate Programs. We maintain co-promotion agreements with most of the major Internet portals and other high-traffic websites in Korea. We believe these relationships raise our brand awareness and help attract users to our website. We will continue to seek to expand our relationships with such parties in the future.

•	Online Advertising. We purchase banner advertisements, keyword search advertisements and other forms of advertisements on various portals and other websites we believe are visited by Internet users who may be our potential users. Online advertisements generally provide a hyperlink that directs potential users to our website. We place online advertisements with many of the leading Internet portals in Korea, including Naver.com, Daum.net and Yahoo.com.

•	Offline Advertising. Our offline advertisements have included nationwide advertising campaigns, including billboard and television advertisements designed to increase public awareness of our brand and to attract new users to our website. Our expenditures for offline advertisements have steadily grown and we expect this type of advertisement to take on an increasingly important role in developing our brand image in the future.

•	Partnership Marketing Programs. We enter into co-marketing programs with various businesses in Korea. Our co-marketing partners have included some of the leaders in their respective industries in Korea, including a leading soft drink manufacturer and Korea’s leading oil refinery and gasoline distribution company. In November 2005, we co-sponsored the Mnet Music Video Festival, an annual event hosted by Mnet, the leading music video channel in Korea, where music videos for the year are awarded various prizes. We sponsored the “Gmarket” award, which honored the best music video of the year, as selected by our users.
       In order to enhance buyer loyalty and increase purchase frequency and transaction volumes, we offer the following loyalty programs:

•	Gmarket Mileage. Registered buyers can earn Gmarket Miles through various methods, including purchasing eligible products, confirming delivery of products and writing product reviews. Users can redeem Gmarket Miles in 10,000 mile increments for membership in our Zero Margin Club or for G Cash. Effective February 2006, we changed the terms of our mileage program so that all unused accumulated miles will expire on their fifth anniversary.

•	G Cash. G Cash may be used to pay for a variety of services on our website, including participation fees in random drawing auctions. Buyers may also elect to redeem G Cash into cash with one G Cash unit equal to one Won, in minimum denominations of Won 1,000.

•	Gmarket Stamps. Registered buyers may earn Gmarket Stamps through purchases of eligible products. These stamps may be accumulated and redeemed for Gmarket Coupons and ten Gmarket Stamps may be redeemed for one Won 1,000 Gmarket Coupon. Also, these stamps can be used to pay for the right to place a bid in random drawing auctions.

•	Gmarket Coupons. Registered buyers accumulate coupons by trading-in Gmarket Stamps and by visiting the Gmarket Coupon page where we distribute coupons both on a random basis and as an incentive to buyers to participate in certain promotional events. Frequent shoppers receive special “frequent shopper” coupons.
       Our marketing functions are implemented by two separate divisions, the e-commerce business development division and the e-market operations division. The e-commerce development division’s primary objectives are to recognize and anticipate consumer trends and to attract sellers to our website. The e-market operations division’s primary objectives are to manage our website and to develop our e-commerce marketplace community. We had 50 full-time employees performing marketing functions as of April 30, 2006.
Technology and Systems
       We have developed a scalable e-commerce marketplace based on a proprietary exchange trading platform. Our backend system, including our GSM program servers and related software and database management software, records and processes all sales transactions. Our technology infrastructure is flexible and enables us to deploy new services quickly and to support our internal operations while also allowing us to respond quickly to the changing needs of the rapidly developing e-commerce market.
       Once a buyer purchases a product on our website, our backend system processes the payment and arranges for the delivery of the product through a delivery company selected by the seller. Our backend system includes: payment systems, settlement systems, delivery control systems, customer service systems and content management systems. Because all of our trading formats are processed through one backend system, we are able to deploy new services to our sellers and buyers quickly and with little or no change to our existing technology architecture.
       During the month of April 2006, our technology systems:

•	handled, on average, 19.6 giga bits per second of system outbound traffic;

•	processed more than 75,000 web concurrent connections; and

•	processed more than 45.2 million search inquiries per day.
       Our data security systems are multi-layered. All electronic transmissions of confidential information are encrypted, utilizing socket layer technology. Customer data is stored in databases which are only accessible to employees with special clearance and protected by firewalls. We employ various proprietary and third party software to protect confidential information stored in our databases.
       Our system hardware is located at the data center facilities maintained by Korea Internet Data Center operated by Dacom Corporation in Seoul, Korea. We currently archive our databases periodically and store our backup data at Korea Internet Data Center. Although we currently archive our databases periodically and store our backup data at the Korea Internet Data Center and maintain back-up systems, including a new back-up center system which we have implemented at another data center location beginning on March 17, 2006, no assurance can be given that such backups will be adequate to protect the data and other information stored on such primary and backup systems or that we will be able to start our backup systems so as not to have a material interruption of our service. In addition, we cannot assure you that should damage occur to our systems at the Korea Internet Data Center as a result of natural disaster, fire, human error or otherwise that such back-up systems will be adequate for us to continue our business operations without a material delay or loss of data. See “Risk Factors— Interruptions or failures of our network and system infrastructure, including our communications systems, could lead to significant downtimes, interruptions and loss of data, which could damage our reputation and brand name and harm our operating results.” To address these capacity and volume issues, we spent in the three months ended March 31, 2006, approximately Won 3.02 billion (US$3.11 million) to purchase new network and system equipment, including servers, routers and other equipment.
       Our key technology initiatives are to implement a technology program that will:

•	expand our capacity to support an even greater number of e-commerce trading formats and trading volumes as well as to accommodate any growth in our user base;

•	enable our management to monitor, control and audit operations accurately and efficiently; and

•	provide redundancy for data, frontend and backend systems in two locations with periodic backup policies, so as to protect customer data and to ensure the smooth and uninterrupted service capability in the case of technical, system or other breakdowns or in the event of natural disaster or other calamity.

Competition
       The retail e-commerce industry in Korea is intensely competitive and rapidly evolving. The principal competitive factors include price, breadth of selection, quality of merchandise, assurance of fulfillment, customer service and brand recognition, as well as the overall quality of the shopping experience. We believe our success depends in part on our ability to facilitate interaction among a growing critical mass of buyers and sellers on our website. In order to attract sellers to our website, we seek to offer to our sellers an end-to-end sales and marketing channel and access to a broad audience of buyers in order to allow them to sell a high volume of goods at competitive prices. We also seek to offer to our sellers competitive fees and other value added services, such as our Seller’s Shop and Star Shop programs. Additional factors which drive competition in attracting sellers to use our website include the quality and reliability of our technology, our ability to provide helpful advice and customer service, the efficiency of the shopping process, including, the certainty and security of settlement and ultimately, our ability to generate sales for such sellers. In order to attract buyers to our website, we seek to increase the awareness of our brand through various online and offline marketing programs, increase the number of products available on our website and offer an entertaining and secure shopping experience.
       We compete directly with Auction.co.kr, an auction-based website operated by Internet Auction Co., Ltd., which is a subsidiary of eBay Inc., and Onket.com, an e-commerce marketplace operated by Daum Corporation, one of the leading Internet portals in Korea. We also compete against other online retailers, such as Interpark, our largest shareholder, GS Home Shopping, which operates two online retail websites, CJ Home Shopping and other online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com. We compete indirectly with Internet portals in Korea, such as Naver.com and Nate.com. Additionally, our competitors include traditional retailers and merchandisers, such as department stores, discount warehouses, direct retailers and home shopping channels.
       We currently expect that many more of the home-shopping channels will soon establish websites to market their products online and we expect that existing online retailers and auction-based websites will compete with us more directly as they transform their website to become more of an online marketplace, such as ours, which offers a greater breadth of products to attract more buyers and sellers. Increased competition may reduce our operating margins as we expend more of our resources to develop new services and offerings and increase our marketing and promotional efforts to maintain our market position and to strengthen our brand. See “Risk Factors— We operate in an extremely competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can change for our services.”
Intellectual Property
       We believe our intellectual property, particularly our trademarks, service marks and patents, are important to our present and future success. We rely on a combination of intellectual property laws and contractual restrictions to protect our proprietary rights, know-how, information and technology. We currently hold the “gmarket.co.kr” and “gmarket.com” domain names and have obtained four business model patents in Korea: (1) random drawing auction system and method based on entrance fee profit model, (2) online shopping and advertisement system and method using drawing auction system for customer attraction, (3) method and system for conducting exchange driven Internet commercial transactions for goods by multiple buyers and multiple sellers and (4) probability auction method and system using computer communication network. In addition, we rely on several different types of contractual arrangements, including agreements for non-disclosure, non-competition and invention assignments, to protect our proprietary rights in products and services, including with our employees. Despite our efforts to protect our proprietary information however, third parties may be able to obtain and use our proprietary information without authorization or to develop similar technology independently.

       Our website and certain of the backend technology supporting our e-commerce marketplace is dependent on technologies licensed from third parties. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others.
       Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them are our property and are required to assign to us any ownership rights they developed during their employment with us.
Seasonality
       As we have a limited operating history, we are not yet able to ascertain the impact of seasonality on our financial condition and results of operations. However, we believe that as a retail e-commerce marketplace, we are and will continue to be subject to the effects of seasonality similar to other retailers in Korea, which generally have higher sales volume in the fourth quarter of each year.
Employees
       The following table sets forth the number of our permanent employees for each of our major departments and our total number of employees as of December 31, 2004 and 2005 and April 30, 2006.

	As of
	December 31,		As of
			April 30,
	2004	2005	2006

Management and administration	9	16	16
Business planning*	—	—	16
Accounting and finance	13	13	14
Research and development	18	34	39
Sales and marketing	17	39	50
Transaction support	29	41	49
Service quality management	17	25	52

Total	103	168	236

*	In March 2006, some personnel previously assigned to the management and administration department were transferred to a newly created business planning department.
       We currently have over 330 outsourced personnel to handle our customer service functions. We hire part-time employees and contractors from time to time on an as-needed basis.
       The steady increase in the number of employees is due to the expansion of our business over the period.
       We have strived to develop a culture that encourages creativity and individual thought and our compensation system matches our culture. We also provide stock options to our management and certain employees, pursuant to our stock option plan, which we believe has the effect of more closely aligning the personal interests of our employees to our overall financial performance. See “Management— Stock Options.”
       We believe our relationship with our employees is good and we have never experienced any major labor disputes. None of our employees belong to a labor union and no collective bargaining agreement governs our relationship with our employees.
Facilities
       Our corporate headquarters are located in approximately 1,950 square meters of office space located at LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912 Korea under a lease which expires on February 28, 2007. Under the terms of this lease, we have a renewal option for an additional year after our lease expires. We also lease some of our office space from Interpark Corporation, our largest shareholder, under a sublease which expires on January 31, 2007. See “Certain Relationships and Related Party Transactions.” Our servers and other technology infrastructure are located in approximately 83 square meters of leased space located in the KIDC Building, Nonhyun-Dong 261-1, Gangnam-Gu, Seoul, Korea and approximately 33 square meters of leased space located in the KIDC Building, Seocho-Dong, Seocho-Gu, Seoul, Korea. We lease this space from Korea Internet Data Center Inc, a major co-location service provider in Korea.
Legal Proceedings
       We currently are and expect to be subject to various legal and governmental proceedings from time to time. However, other than as described in this prospectus, we believe there are no existing claims or government proceedings, which are likely to have a material adverse effect on our business, financial condition or results of operations.
       We have developed, and currently use, a payment and settlement system and applied for a patent with the Korea Intellectual Property Office on February 9, 2006. No assurance can be given, however, that our application for the patent will be accepted by the Korea Intellectual Property Office. In addition, Auction, a subsidiary of eBay Inc. and our competitor, received a patent from the Korea Intellectual Property Office covering its escrow payment settlement system named “transaction protection method in e-commerce using computer network system” in February 2005. Although the validity of Auction’s patent is being challenged by various parties as “lacking novelty and non-obviousness,” under the Korean Patent Act, the final outcome of such challenge is not certain and has not been finalized. If Auction’s patent is ultimately held to be valid by the courts, we and other online e-commerce marketplace providers and websites to the extent that we are found to be in violation of such patent, may be subject to compensatory damages and criminal sanctions. Auction may also seek injunctive relief forbidding the use of its escrow payment settlement system. In either case, we would need to develop an alternative escrow settlement system which does not violate, or license, Auction’s patent. See “Risk Factors— We may be subject to intellectual property infringement claims which may divert significant resources, require us to pay monetary damages and prevent us from using certain technology that we currently use in our business.”
       The Korea Intellectual Property Office rejected our service mark application for the exclusive use of our trade name “Gmarket” in the Korean language on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We are vigorously appealing such finding and have sought review of the rejection with the Korean Intellectual Property Tribunal in May 2005. We may ultimately seek redress in court. Although the final outcome is unclear at this time, if our application for the service mark is not accepted, we may not have the exclusive right to use our name in Korea under the Korean Trademark Act. However, although no assurance can be given that we will ultimately prevail on the merits, pursuant to the Korean Unfair Competition Prevention and Trade Secret Protection Act, we may be able to pursue an enjoinment action against others who attempt to use our trade name in the future on the grounds that our trade name is well-known to the general public in Korea. See “Risk Factors— We rely on intellectual property right protection for our trademarks, service marks and other intellectual property rights and if such rights are not adequately protected, we may not be able to successfully build our brand. Our service mark application for the exclusive use of our trade name in the Korean language was rejected by the Korea Intellectual Property Office.”

LAWS AND REGULATIONS
Overview of Laws Relating to the Online Marketplace Business
       The principal laws and regulations regulating e-commerce marketplaces in Korea consist of the following:

•	The Act on Consumer Protection in Electronic Commerce Transactions, Etc., or the E-Commerce Consumer Protection Act;

•	The Telecommunications Business Act, as a value-added service provider; and

•	Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or the Information Communication Network Act.
E-Commerce Consumer Protection Act
       The E-Commerce Consumer Protection Act provides a general framework for regulation of e-commerce businesses, and sets forth requirements for laws with the goal of providing consumer protection for sale of goods and services by any means not involving direct, face-to-face contact between a seller and a buyer. This is referred to as “distance selling.” Some examples of transactions which are subject to the E-Commerce Consumer Protection Act include transactions conducted through the Internet, mail order, television, advertisements, newspaper, magazine and catalogs and any other means of distance communication.
       Under the E-Commerce Consumer Protection Act, a business seeking to engage in distance selling must comply with the following legal requirements:

•	The distance selling trader must report, among others, its trade name, the name of the representative, its address, telephone number, e-mail address, internet domain name, and the location of its server to the city (si) government, the county (gun) office, or the district (gu) office. The e-commerce seller must report any changes in the report filed within 15 days from the date the change occurred;

•	The distance selling trader must provide its customers with documents relating to basic descriptions of the transactions in advance, including documents stating (i) details of sellers and suppliers, (ii) name, type and details of the products being sold, (iii) price, payment time and method, (iv) time and method of delivery, (v) method of withdrawal of the order, deadline for termination of the contract and consequences of such termination, (vi) conditions and process regarding return, refund, exchange and guarantees, (vii) customer service policies relating to disputes with customers, and (viii) standard terms and conditions for the transaction. Such documents may be replaced by an electronic message, if a consent from the customer is obtained;

•	The distance selling trader must notify minors (who are individuals under the age of 20) that such minor or his or her legal representative may rescind any contract between the distance selling trader and the minor, if the minor’s legal representative does not consent to the contract;

•	The distance selling trader must take action to deliver to the consumer the product that the consumer ordered within seven days from the day of order. If the consumer pays all or part of the product’s price in advance, the distance selling trader must take action to deliver the product within three business days from the date of payment. If the distance selling trader becomes aware of any problem in delivering the product ordered, it must promptly notify the consumer, and in case of advance payment, must refund, or take measures necessary to refund, the amount paid by the consumer within three business days from the date of payment;

•	Subject to certain exceptions, a consumer may cancel an order and/or return the goods ordered within seven days from the date of the contract for the purchase of goods, or seven days from the supply or commencement of supply of the goods, whichever is later. This period may be extended in certain circumstances, such as if certain information in advertisements or the contract is inaccurate. The distance selling trader has the burden of proving that the damage of the goods purchased is attributable to the consumer; and

•	Upon cancellation of the purchase and return of the goods by the consumer, the distance selling trader must in principle return the purchase price within three business days. If the goods are returned without cause, the consumer must bear the delivery expenses. If the cause of the return of goods is attributable to the distance selling trader, then the distance selling trader must bear the delivery expenses.
       The E-Commerce Consumer Protection Act also regulates businesses which are considered to be “distance selling intermediaries.” These businesses facilitate the distance selling by third parties by making available for use to such third parties a website or other means of distance selling. The Act does not specifically state that a distance selling intermediary has reporting obligations applicable to a business engaged in distance selling, however, most distance selling intermediaries, including us, customarily file reports with the local authorities as a distance selling trader.
       Under the E-Commerce Consumer Protection Act, unless a distance selling intermediary expressly disclaims liability by notice or agreement regarding sales of products, the distance selling intermediary bears joint and several liability with such distant seller for damages caused to the distance seller’s customers for any damages caused by willful misconduct or negligence.
       We are also subject to the E-Commerce Consumer Protection Act as an e-commerce service provider. An e-commerce service provider has the following obligations:

•	The e-commerce service provider must establish and implement a procedure for customers to enable the customer to confirm or change the details of the transaction before the customers place an order or at the time the customers make payment;

•	If payment is made by means of an electronic bank transfer, the e-commerce service provider must take necessary precautions for securing confidentiality of the relevant information. The e-commerce service provider must promptly notify the consumer of settlement of payment by e-mail, telephone, fax or mobile phone; and

•	An e-commerce service provider operating an online shopping mall must display on its homepage its trade name, name of its representative, its business address (where consumer complaints can be submitted and handled), its telephone number and e-mail address, its business registration number, and the terms and conditions of use of the online shopping mall, all of which information must be easily identified by consumers.
Amendment to the E-Commerce Consumer Protection Act
       The E-Commerce Consumer Protection Act was amended on March 31, 2005, and some provisions of the amended Act became effective on April 1, 2006. One of the provisions of the amended Act, which became effective on April 1, 2006, introduced a system whereby the purchaser can choose, for any purchases (other than credit card purchases) that exceed Won 100,000, to either pay such amounts with a third party designated by a Presidential Decree or, in lieu thereof, the purchaser may avail itself of insurance purchased by the distance seller to protect against any loss of such purchase price prior to such purchaser’s receipt of the purchased product or services. In order to qualify as a designated third party under the presidential Decree of the E-Commerce Consumer Seller Protection Act to avail ourselves as such to the distance sellers, we deposited Won 3.00 billion (US$3.09 million) with Hana Bank in April 2006 to guarantee the payment deposited by purchasers and became a designated third party.

       Another provision of the amended Act, which became effective on April 1, 2006, established an “opt-out” system, or “no-spam system,” under which consumers can expressly indicate their intent not to receive e-mails. Distance sellers must check, subject to certain exceptions, at least monthly (or once every three months in the case of purchase solicitations transmitted by e-mail), the telephone number, fax number or e-mail address of the users who have chosen to “opt-out” to ensure that no e-mails are sent to such users. A distance seller which fails to comply with the requirement of amended Act will be subject to a fine of Won 5 million.
Investigation of Breach
       The Fair Trade Commission, the city government or the provincial government may on its authority, or upon petition, conduct investigations on violation of the E-Commerce Consumer Protection Act and, in case of any violation, order the violating e-commerce service provider to cease and desist, order compliance, or take other corrective measures. If the e-commerce service provider repeats the breach or does not take the ordered corrective measure, the Fair Trade Commission may suspend part or all of the e-commerce service provider’s business for up to one year or impose a penalty for the breach up to the amount of sales volume. Not responding to the correction order may also be subject to imprisonment of up to three years or a penalty of up to Won 100 million.
Prohibited Actions
       The E-Commerce Consumer Protection Act prohibits e-commerce service providers and distance selling traders from:

•	engaging in misrepresentation, overstatement or fraud in soliciting or dealing with consumers, revoking orders accepted, or preventing consumers from terminating a contract;

•	changing its address, telephone number, or internet domain name, or closing down its website in order to prevent consumers from canceling their order;

•	causing damage to the consumer by neglecting workforce or systems to handle consumer complaints;

•	delivering products and demanding payment without an order from the consumer, or billing the consumer for a purchase not made;

•	pressuring consumers to purchase products or services by telephone, fax, or electronic communication, despite the consumer having expressed his or her intention not to buy; and

•	using consumer information without permission or beyond the scope permitted, except in certain exceptional circumstances.
       The failure to comply with such requirements could result in a fine of up to Won 10 million and a correction order from the Fair Trade Commission.
Telecommunications Business Act
       The Telecommunications Business Act classifies telecommunications service providers into three categories: a network service provider, a specific service provider and a value-added service provider. As an operator of an online marketplace, we are classified as a value-added service provider under the Telecommunications Business Act. Value-added service providers must file reports with the Ministry of Information and Communication and must report any changes to the filed report in advance. In particular, value-added service providers must notify users of any suspension or closure of all or part of their business and report such events to the Ministry of Information and Communication at least 30 days in advance. The Ministry of Information and Communication may order business closure or business suspension for up to one year, in the event of a value-added service provider’s breach of the Telecommunications Business Act.

Information Communication Network Act
       The Information Communication Network Act requires online service providers to protect consumer information maintained by such service providers. In addition, the Ministry of Information and Communication’s Rules for Private Information Protection requires online service providers to formulate and publish their private information protection policies on their websites.
       When gathering private information, online service providers must disclose the purpose and use of the information gathered, and in case such information is provided to a third party, the name, business, contact information, purpose of providing such information and its content to the user, and obtain the user’s consent to the foregoing. Also, the online service provider may only gather the minimum necessary information directly related to the service it provides. Any use or disclosure of information to a third party beyond the scope notified to the user or agreed in a contract with the user requires the user’s consent. Exceptions to the consent requirement are (i) disclosure for settlement of service charges, (ii) disclosure in a processed form (so that individuals are not identified) for purposes of compiling statistics, academic research or market research or (iii) disclosure as required by applicable laws and regulations. Using or receiving private information beyond the scope notified to the user or as set forth in the contract or providing private information to a third party may be punishable by imprisonment of up to five years or a penalty of up to Won 50 million.
       Furthermore, collecting private information on minors of less than 14 years of age or using such information beyond the disclosed scope of use, or providing such information to a third party requires the consent of the minor’s legal representative. Because we do not allow registration by minors less than 14 years of age, we do not collect and have no private information on minors of less than 14 years of age.
       After the online service provider has achieved its purpose of collecting or receiving private information, subject to the act’s requirement for retention of certain information on contracts, sales, consumer complaints, among others, the online service provider must immediately destroy the private information.
       The sending of e-mail advertisement contrary to the recipient’s express refusal is prohibited. The subject line of any e-mail advertisements must contain the word “advertisement” and a description of the main content, and the text of the body must state how the recipient’s e-mail address was obtained, together with the name and contact address of the sender. The text of the advertisement must also show an easy way to reject any further e-mails. Violation of this provision could result in a fine of up to Won 30 million.
       A user may claim damages against an online service provider for the harm suffered as a result of the online service provider’s breach of the Information Communication Network Act. The online service provider must prove that such harm was not due to the willful or negligent act of the online service provider. In addition, to the extent such information has become public, the online service provider must remove or delete such information and provide for the possibility of posting a counter argument.
Laws Relating to Intellectual Property or Prohibited Items
       Certain laws relating to intellectual property rights, such as the Copyright Act or the Trademark Act, regulate items being sold on the online marketplace that infringe on third party intellectual rights. For example, under the Copyright Act, a person may demand suspension of reproduction or transmission of his or her works without his or her permission and in such circumstances, the online service provider must immediately suspend the reproduction or transmission of such works and notify the person of such remedial acts. The online service provider may be entitled to certain limitation or exemption from liability where the service provider, upon knowledge that the reproduction or transmission of certain works infringes upon a third party’s copyright, has taken the above measures, such as preventing or suspending such reproduction or transmission. In addition, the online service provider may also be exempt or limited from liability where the online service provider attempted to prevent or suspend such reproduction or transmission pursuant to its own discretion, provided that the service provider was not able to do so because of technical impossibility, in which case there may be no liability. Furthermore, laws prohibiting the trading of certain items (e.g. drugs or weapons) may apply to certain items being sold on the online marketplace.
Laws Relating to Tax Benefits
       Under the Special Tax Treatment Control Law of Korea, a newly established company may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for the subsequent five years, if (a) a company is certified by the Government as a small or medium sized venture company before January 1, 2004 and continues to satisfy certain requirements, including maintenance of its certification as a “designated venture company” as defined under the Special Act on the Promotion of Venture Companies, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.
       We were certified by the Government as a newly established small or medium sized venture company in March 2001, which was renewed in January 2005. However, a recent amendment to the Special Act on the Promotion of Venture Companies, which is expected to take effect on June 4, 2006, establishes new eligibility standards for being designated as a “designated venture company.” It is unclear whether we would continue to qualify as a venture company under the new eligibility standards. Therefore, to preserve our status as a designated venture company for as long as possible, we intend to apply to renew our certification before June 4, 2006, which would allow to seek certification, based on current eligibility standards. If such renewal is obtained, we will continue to enjoy tax benefits under the current eligibility standards through the fiscal year 2007. However, after expiry of the tax benefit period under the current eligibility standards, we will have to apply again under the new eligibility standards, and no assurance can be given that we will continue to be designated as a “designated venture company” under the new standards of the amended Act and, accordingly, may no longer enjoy the reduced tax rate. In any event, regardless of whether we qualify as a “designated venture company” under the new eligibility standards of the amended Act or not, if our business is not recognized as a “Tax-Benefit Business” under the Special Tax Treatment Control Law, we will not be entitled to the reduced tax rate. However, it remains uncertain whether our business is a Tax-Benefit Business within the meaning of the Special Tax Treatment Control Law. See “Risk Factors— If we do not qualify as a “designated venture company” after the expiry of the current certification period, or if the Korea National Tax Office determines that we do not qualify as a Tax-Benefit Business, we may not enjoy certain statutory tax benefits and may be required to pay back-taxes and statutory interest.”
       In addition, pursuant to the Special Tax Treatment Control Law, a company is generally eligible for a 40% tax credit in the amount of the excess of expenditures relating to technology development and human resources in the relevant year subject to the tax credit over the average of the expenditures relating to technology development and human resources during the previous four-year period. Small- and medium-sized companies may elect to obtain tax credit in the amount which is either (i) 50% of the difference between (A) expenditures relating to technology development and human resources in the relevant year subject to the tax credit and (B) average of the expenditures relating to technology development and human resources for the previous four-year period or (ii) 15% of the expenditures relating to technology development and human resources in the relevant year subject to the tax credit. Under the Special Tax Treatment Control Law, the tax credit will be granted for the fiscal year ended on or before December 31, 2006, and it is uncertain whether the Korean government will extend the period for such tax credit. We established a research and development division in July 2002. We filed a tax return, together with documents supporting our expenditures relating to technology development and human resources, with the tax authorities for the fiscal year 2005 and obtained tax credits for our expenditures relating to technology development and human resources for such year. If the tax authorities approve our tax return, we may be entitled to the benefit of a refund of corporate income tax in connection with our expenditures relating to technology development and human resources.

MANAGEMENT
Executive Officers and Directors
       The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Executive Officers and Directors	Age	Position/ Title

Young Bae Ku	40	Representative Director and Chief Executive Officer
Duckjun (D.J.) Lee	40	Chief Financial Officer
Chang Sun Jo	41	Senior Vice President—Marketing and Business Development
Dae Sik Yang	35	Chief Technology Officer
Kwang Jin Ryu	33	Vice President—e-Market Operations
Paul J. Lee	33	General Counsel
Ki Hyung Lee	43	Non-Standing Director and Chairman of the Board of Directors
Sang Kyu Lee	39	Non-Standing Director
John E. Milburn	44	Outside Director
Massoud Entekhabi	51	Outside Director and Audit Committee Member
Hakkyun Kim	43	Outside Director and Audit Committee Member
Joon-Ho Hahm	42	Outside Director and Audit Committee Member
       Standing directors are directors who work for us full-time and hold executive officer positions with us. Non-standing directors are directors who serve in their positions on a part-time basis. There is no legal distinction between standing and non-standing directors under the Korean Commercial Code.
       Young Bae Ku has served as our chief executive officer and representative director since October 2001. Prior to assuming such position, Mr. Ku was our director in charge of business operations from March to October of 2001. Prior to joining us in October 2000, Mr. Ku led the development of Goodsdaq pilot service at Interpark Corporation from August 1999 to April 2000 and was responsible for business development in the United States for Interpark Goodsdaq Corporation from April to September 2000. Before joining Interpark Corporation, Mr. Ku led field operations in oilfield services for Schlumberger in Middle East and India from March 1991 to June 1999. Mr. Ku received a Bachelor’s degree in Petroleum and Mineral Engineering from Seoul National University.
       Duckjun (D.J.) Lee has served as our chief financial officer since July 2005. Prior to joining our company, Mr. Lee was an investment banker at Credit Suisse First Boston, Seoul Branch, from August 2003 to July 2005, Citigroup from May 2000 to December 2002 and Schroders from March 1997 to April 2000. As an investment banker, Mr. Lee advised Korean and multinational companies on cross-border mergers & acquisitions, corporate restructuring and capital markets transactions across various industries, including technology, telecommunications, consumer, industrial and financial services. Mr. Lee received a Bachelor’s degree in Business Administration from Seoul National University and a Master of Science in Accounting and Finance from the London School of Economics and Political Science.
       Chang Sun Jo has served as our senior vice president in charge of marketing and business development since June 2001. Prior to joining our company, Mr. Jo worked as team manager of international business team of Interpark Corporation from November 2000 to May 2001. Prior to joining Interpark Corporation, he worked for Wika Korea, Halla Group and Schlumberger in international business, marketing and sales, for a total of nine years. Mr. Jo received a Bachelor’s degree in Petroleum and Mineral Engineering from Seoul National University.
       Dae Sik Yang has served as our chief technology officer since October 2000 and is currently the head of our research and development center. Mr. Yang joined us in February 2000 for the

Goodsdaq pilot development project. Prior to that, he was a software developer at Korea Securities Computer Corporation, or KOSCOM, from August 1998 to February 2000. Mr. Yang was involved from the beginning in the development of the e-commerce platform currently being used by us, and has held supervisory position. While at KOSCOM, Mr. Yang led the efforts to develop information processing programs. Mr. Yang received a Bachelor’s degree in Computer Engineering from Seoul National University.
       Kwang Jin Ryu has been the vice president—e-Market Operations since January 2006, having joined us in 2000. From June 2004 until January 2006, Mr. Ryu served as division manager of our e-Market business division. Prior to assuming that position, Mr. Ryu served as assistant manager, deputy manager and general manager of various marketing departments, including our electronics and computers department, e-Market business division and e-Market category management division. Prior to joining us, Mr. Ryu worked at Duzon Digitalware Co., Ltd. from March 1999 to April 2000, where he was responsible for marketing and conducting beta testing for newly developed software programs. Mr. Ryu received a Bachelor’s degree in Law from Kangnam University.
       Paul J. Lee has served as our general counsel since February 2006. Prior to joining our company, Mr. Lee was a foreign legal consultant at Kim & Chang in Seoul from August 2001 to December 2005, where his primary practice areas included mergers and acquisitions and general corporate matters. Previously, Mr. Lee worked at Squire Sanders & Dempsey LLP in Los Angeles from October 1999 to June 2001 as a corporate associate. Mr. Lee received a Bachelor’s degree in Political Science from Columbia College and a Juris Doctor degree from the Columbia University School of Law.
       Ki Hyung Lee has served as our director since April 2000. Mr. Lee has been the Chairman of Interpark Corporation, our largest shareholder, from October 1997. Mr. Lee was responsible for establishing Interpark Corporation in October 1997, one of the earliest e-commerce business companies in Korea, which was begun as a business unit within Dacom Corporation. Mr. Lee has led Interpark’s efforts to expand its online business to ticketing, tourism and shopping. Mr. Lee also serves as a director of Korea On-Line Shopping Association. Mr. Lee received a Bachelor’s degree in Astronomy from Seoul National University in 1987.
       Sang Kyu Lee has served as our director since April 2000. Mr. Lee was our former chief executive officer, from April 2000 to September 2001. Mr. Lee is currently the chief executive officer of Interpark Corporation, our largest shareholder. Prior to becoming the chief executive officer of Interpark, Mr. Lee served in various roles, including as head of strategy, managing director and executive vice president of Interpark. Mr. Lee received a Bachelor’s degree in International Economics from Seoul National University.
       John E. Milburn has served as our director since December 2004. Mr. Milburn has been the managing general partner of Newton Technology Partners, a firm specializing in technology investments in Korea, since January 2000. He is an advisor to many companies in Korea and throughout the Asia Pacific region, particularly telecommunications companies. Mr. Milburn was vice president in charge of Internet Technology and Business Development at Dacom Corporation from December 1996 to September 2000. While at Dacom he was responsible for developing the largest consumer and commercial ISP in Asia. He was also instrumental in creating new value-added services businesses, and was the founder of KIDC, the highest traffic Internet data center in the world. Mr. Milburn was nominated by A. Bohl Praktijk B.V. for his current position with us. Mr. Milburn received a Bachelor’s degree in Nuclear Engineering from the University of California at Berkeley, was a scientist with the U.S. Department of Energy for 10 years, and has lived and worked in Korea since May 1991.
       Massoud Entekhabi has served as our director since December 2005 and serves as the chairman of our audit committee. Mr. Entekhabi is a managing director and founder of Zenith Equity Partners, a private equity firm based in southern California. Prior to founding Zenith Equity Partners, from 2000 to 2003, Mr. Entekhabi was a general partner and managing director of TL Ventures, a nationally focused venture capital firm with over US$1.4 billion under management. From 1973 to 2000, Mr. Entekhabi was with Coopers & Lybrand LLP and PricewaterhouseCoopers LLP, where he held various senior management positions and was a partner. Mr. Entekhabi is Fellow of Institute of Chartered Accountants in England & Wales and is also a Certified Public Accountant in the United States.
       Hakkyun Kim has served as our director and member of our audit committee since December 2005. Mr. Kim is currently an attorney at Pillsbury Winthrop Shaw Pittman LLP, a major U.S.-based law firm, in their Washington, DC office, where he focuses his practice on business and public policy matters affecting clients from, or with interests in, Korea and Asia. Previously, Mr. Kim worked at various other major U.S.-based law firms, where he represented Korean companies in connection with establishment of new operations in the U.S., including compliance with U.S. regulatory requirements. Prior to practicing law, Mr. Kim served as an economist at The Bank of Korea, the central bank of Korea, for over 10 years, where he worked in the areas of foreign asset management, domestic open market operation and monetary policy decision making. Mr. Kim received a Bachelor’s degree in Law and Economics from Seoul National University and a Juris Doctor degree from the University of Minnesota Law School.
       Joon-Ho Hahm has served as our director and member of our audit committee since December 2005. Mr. Hahm is an Associate Professor of International Economics and Finance at Yonsei University in Korea, where he is also the Director for the Center for International Studies and the Program Chair of the International Trade and Finance at the Graduate School of International Studies. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm received a Bachelor’s degree in English Literature and Business Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1985 and a Ph.D. in Finance and Economics from Columbia University in 1993. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Prudential Asset Management Co., Ltd. and a member of the Advisory Committee of Hana Bank.
Board of Directors
       Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of standing directors and non-standing directors, including outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not executive officers, or otherwise employed by us. Under our articles of incorporation, directors serve a three-year term (in case of an outside director, one-year term), but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. The three-year term of Mr. Young Bae Ku will end on March 30, 2007 and those of Messrs. Ki Hyung Lee and Sang Kyu Lee will end on March 28, 2009. The one-year terms of Messrs. John E. Milburn, Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm will end on March 28, 2007. Our shareholders may remove directors from office by a resolution at a general meeting of shareholders adopted by the holders of at least two-thirds of the voting shares present or represented at the meeting which also represents at least one-third of our total voting shares then issued and outstanding. Our articles of incorporation provide for a board of directors of up to nine members, the majority of whom must be outside directors. In addition, in connection with Yahoo!’s purchase of approximately 10% of our common shares from Oak, we expect to increase the number of our board of directors to 9 directors to accommodate the expected nomination by Yahoo! of one member to our board of directors in accordance with the shareholders agreement. We currently have a total of seven directors, four of whom are outside directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting which also represents at least one-fourth of our total voting shares then issued and outstanding. Our articles of incorporation do not permit cumulative voting.
       The board of directors elects one representative director from its members. The representative director is authorized to represent us and act on our behalf and has the authority to bind us in all matters with third parties.
       Meetings of the board of directors are convened by the representative director or another director as determined by the board of directors. The board of directors determines all important matters relating to our business.
       Resolutions of the board are adopted in the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present. Under the Korean Commercial Code and our articles of incorporation, any director with a special interest in an agenda item presented for resolution at a board meeting must abstain from voting on such agenda item.
Committees of the Board of Directors
       Pursuant to our articles of incorporation, as amended on December 2, 2005, we have established an audit committee. In addition, the board of directors may establish under the board of directors a committee (other than the audit committee) consisting of at least two directors pursuant to our internal regulations adopted by the board of directors and may delegate certain authority of the board of directors, to the extent permissible under applicable laws and regulations.
Audit Committee
       Pursuant to our articles of incorporation, as amended on December 2, 2005, we have established our audit committee. Under our articles of incorporation, the audit committee must consist of three or more outside directors. Our articles of incorporation also requires us to comply with the laws of the relevant jurisdiction or the regulations and rules of the relevant government supervisory authorities or the relevant stock exchange, such as the Nasdaq Marketplace Rules, with respect to authority and composition of the audit committee, if we list or trade our stock on overseas stock exchanges. Therefore, all of our audit committee members must satisfy independence requirements under the Nasdaq Marketplace Rules. Our audit committee consists of Messrs. Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm, all of whom meet the independence requirements of the Nasdaq Marketplace Rules. The audit committee is responsible for overseeing our accounting and financial reporting processes and the audits of the financial statements of our company. The responsibilities of the audit committee under the Korean Commercial Code and our articles of incorporation include, among other things:

•	request for convening an extraordinary general meeting of shareholders;

•	examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

•	review the administration by the board of directors of our affairs;

•	approve appointment, dismissal and supervision of our independent certified public accountants; and

•	provide report of appointment of independent certified public accountants to our shareholders at the general meeting of shareholders.
Compensation of Directors and Officers
       We currently do not have any outstanding loans to our executive officers. We currently do not have any guarantee obligations with respect to any borrowings by any of our directors or executive officers. The remuneration paid and in-kind benefits granted to our directors and executive officers, in the aggregate, during the year ended December 31, 2005 totaled approximately Won 0.47 billion (US$0.48 million), which excludes Won 248 million (US$255.30 thousand) set aside or accrued to provide for retirement benefits to five of our executive officers. The annual maximum aggregate amount of remuneration for directors is determined by a shareholder resolution. We also reimburse our directors for expenses they incur in performance of their services. Furthermore, we will pay bonus compensation to certain of our directors and officers upon the successful completion of this offering. In addition, we maintain six cars and make them available, primarily for business use, to our officers and directors, which can at times also be used for their personal use.
       Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. We are required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the Korea National Pension Service in 2004 and 2005, and the three months ended March 31, 2006, was Won 77.38 million and Won 143.01 million (US$147.22 thousand), and Won 53.82 million (US$55.40 thousand), respectively. The accrued severance benefits as of December 31, 2004 and 2005, and March 31, 2006, were Won 465.27 million and Won 428.08 million (US$440.68 thousand), and Won 0.66 billion (US$0.68 million), respectively.
Stock Options
       We believe the use of stock options is an important element of our strategy to maintain a highly motivated management team, which aligns the interests of our management with those of our shareholders. Under Korean law, we may grant stock options to certain qualified executive officers and employees. Set forth below are the details of our stock option plan as currently implemented in our articles of incorporation:

•	Stock options may be granted to our executive officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of a person set forth in (i) and (ii) above, (iv) a person who actually controls the company, including a person who has the power to appoint or dismiss executive officers or (v) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of shareholders up to the lesser of 30% of all issued and outstanding shares or the maximum rate permitted by applicable laws and regulations. Under our articles of incorporation, stock options may be granted by a board resolution to the extent permissible under applicable law. However, current Korean law does not permit companies not listed on the Korean Exchange (such as us) to grant stock options to their executive officers and employees by a board resolution.

•	Under our articles of incorporation, the number of executive officers and employees who may be granted stock options shall not exceed 90% of the total number of incumbent executive officers and employees, and the stock options granted to any single officer or employee shall not exceed 10% of the total number of issued and outstanding shares.

•	Under our articles of incorporation, in case (i) where the relevant officer or employee voluntarily retires or resigns after the stock option is granted to him or her, (ii) where the relevant officer or employee has intentionally or by negligence caused material damage to us or (iii) where any cause for cancellation provided under the contract granting the stock option has occurred, the granted stock option may be cancelled by a resolution of the board of directors. Where the relevant executive officer or employee voluntarily retires or resigns, stock options not exercised must be exercised within three months from the date of retirement or resignation.

•	Generally, under the Korean Commercial Code, stock options may begin to vest at the earliest after two years of continuous employment or service from the date of resolution of general meeting of shareholders granting such stock options. Under our articles of incorporation and applicable stock option agreements currently in effect, 50% of the stock options vest after two years from the date of resolution of general meeting of shareholders granting such stock options and the remaining 50% of the stock options vests monthly, in even increments, over the next 24 months. Stock options expire on the seventh anniversary of the date such stock options first become exercisable. However, stock options granted before January 2005 vest after two years from the date of the resolution of general meeting of shareholders granting such stock options and expire on the seventh anniversary of the date on which such stock options first become exercisable pursuant to the articles of incorporation and applicable stock option agreements in effect at the time of the option grant.

•	Under the Korean Commercial Code, the minimum exercise price of stock options must not be less than either of the following:

(a)	if new shares will be issued at the time of exercise of the stock option, the higher of (i) the fair value of such shares as of the date of the grant of the stock options and (ii) par value of such shares; or

(b)	if treasury shares will be transferred at the time of exercise of the stock option, the fair value of such treasury shares as of the date of the grant of the stock options.
       Set forth below are descriptions of our grant of stock options to our directors, executive officers and employees since our inception, taking into account the 50-for-1 stock split effective January 5, 2006:

•	At the general meeting of shareholders held on March 30, 2001, we granted stock options for 3,600,000 shares in the aggregate, with an exercise price of Won 100 per share, to 19 executive officers and employees.

•	At the general meeting of shareholders held on March 25, 2002, we granted stock options for 3,600,000 shares in the aggregate, with an exercise price of Won 100 per share, to 29 executive officers and employees.

•	At the general meeting of shareholders held on March 14, 2003, we granted stock options for 1,875,000 shares in the aggregate, with an exercise price of Won 140 per share, to 18 executive officers and employees.

•	At the general meeting of shareholders held on March 31, 2004, we granted stock options for 300,000 shares in the aggregate, with an exercise price of Won 140 per share, to six employees.

•	At the general meeting of shareholders held on March 22, 2005, we granted stock options for 495,000 shares in the aggregate, with an exercise price of Won 640 per share, to 26 employees.

•	At the general meeting of shareholders held on December 2, 2005, we granted stock options for 725,000 shares in the aggregate, with an exercise price of Won 4,000 per share, to one director, one executive officer and one employee.

•	At the general meeting of shareholders held on March 28, 2006, we granted stock options for 490,000 shares in the aggregate, with an exercise price of Won 9,000 per share, to two directors, one executive officer and 111 employees.

       Taking into account the 50-for-1 stock split which became effective January 5, 2006, out of a total of 11,085,000 shares granted as stock options to officers and employees, (i) 1,630,000 stock options remain outstanding as of May 25, 2006, (ii) stock options for 2,605,000 shares have been cancelled due to the retirement of the stock option holders or due to other reasons, (iii) stock options for a total of 6,075,000 shares were exercised on July 15, 2005, (iv) stock options for a total of 325,000 shares were exercised on August 4, 2005 and (v) stock options for a total of 450,000 shares were exercised on April 19, 2006.
       The following table summarizes the stock options that we have granted to our directors and officers since our inception, taking into account the 50-for-1 stock split effective January 5, 2006:

				Number of	Number of	Number of
				shares	shares	shares
				allocated	allocated	allocated
		Number of shares		(Exercise	(Exercise	(Exercise	Number of
		allocated (Exercise		Price	Price	price	shares
		Price Won 100)		Won 140)	Won 4,000)	Won 9,000)	exercised
							(on July 15,
Name	Position	2001	2002	2003	2005	2006	2005)	Exercise period

Young Bae Ku	CEO and Representative Director	500,000	1,000,000	500,000	—		2,000,000
Duckjun (D.J.) Lee	Chief Financial Officer				600,000			December 2007 -
								December 2016
Paul J. Lee	General Counsel	—	—	—	—	65,000	—	March 2008 -
								March 2017
Chang Sun Jo	Senior Vice President—Marketing and Business Development	—	350,000	200,000	—		550,000	—
Dae Sik Yang	Chief Technology Officer	250,000	350,000	150,000	—		750,000	—
Kwang Jin Ryu	Vice President— e-Market Operations	175,000	125,000	50,000	—		350,000	—
Massoud Entekhabi	Outside Director and Member of Audit Committee	—	—	—	100,000		—	December 2007 -
								December 2016
Hakkyun Kim	Outside Director and Member of Audit Committee	—	—	—	—	37,500	—	March 2008 -
								March 2017
Joon-Ho Hahm	Outside Director and Member of Audit Committee	—	—	—	—	37,500	—	March 2008 -
								March 2017

PRINCIPAL AND SELLING SHAREHOLDERS
       The following sets forth information known to us with respect to the beneficial ownership of our common shares as of June 6, 2006, taking into account the conversion of all of our outstanding Series A convertible preferred shares into the same number of common shares on June 6, 2006 and the 50-for-1 stock split which became effective January 5, 2006, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our common shares; and

•	each selling shareholder.
       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated below, the persons named in the table have the sole voting and investment power with respect to all common shares shown as beneficially owned by them. None of the stock options held by such persons are exercisable within 60 days of the date hereof.

	Shares beneficially				Shares beneficially
	owned prior to this		Shares sold in this		owned after this
	offering		offering		offering(1)

	Number	%	Number	%	Number	%

Executive Officers and Directors:
Ki Hyung Lee(2)	4,881,550	11.2%	1,180,000	2.7%	3,701,550	8.5%
Young Bae Ku	2,743,550	6.3%	0	—	2,743,550	6.3%
Chang Sun Jo	1,580,000	3.6%	200,000	0.5%	1,380,000	3.2%
Dae Sik Yang	866,300	2.0%	265,000	0.6%	601,300	1.4%
Sang Kyu Lee	475,400	1.1%	275,400	0.6%	200,000	0.5%
Kwang Jin Ryu	420,000	1.0%	47,735	0.1%	372,265	0.9%
Principal Shareholders:
Interpark Corporation	14,499,900	33.4%		%		%
A. Bohl Praktijk B.V.(3)	12,411,050	28.6%		%		%
Selling Shareholders:
A. Bohl Praktijk B.V.(3)	12,411,050	28.6%		%		%
Young Duck Kim	650,050	1.5%	150,000	0.3%	500,050	1.5%
Kwang Su Chang	526,300	1.2%	150,000	0.3%	376,300	1.2%
Dae Chul Park	485,000	1.1%	100,000	0.2%	385,000	1.1%
Bok Soon Yim	363,750	0.8%	73,000	0.0%
Jae Ho Lee	235,000	0.5%	100,000	0.3%
Chung Soon Chun	225,000	0.5%	100,000	0.2%
Sun Min Hong	225,000	0.5%	45,000	0.0%
Techno Pacific Assets Limited(4)	165,450	0.4%		%
Byung Soo Kim	150,000	0.4%	50,000	0.0%
Kwan Tae Kim	150,000	0.4%	15,000	0.0%
Jae Eui Kim	150,000	0.4%	30,000	0.0%
Young Sun Kim	141,500	0.3%	50,000	0.0%
Song Uk Kim	105,000	0.2%	20,000	%
Ki Hong Kim	100,000	0.2%	50,000	%
Young Soo Seo	100,000	0.2%	50,000	%
Young Il Choi	61,250	0.1%	11,250	%
Sang Man Lee	50,000	0.1%	20,000	%
Il Heon Chung	14,900	0.0%	14,900	%
Sang Soo Lee	14,900	0.0%	14,900	%
Sae Yoon Hwang	12,600	0.0%	2,600	%
Yoo Ri Kim	12,600	0.0%	6,300	%

	Shares beneficially				Shares beneficially
	owned prior to this		Shares sold in this		owned after this
	offering		offering		offering(1)

	Number	%	Number	%	Number %

Kyung Won Kim	12,600	0.0%	2,520	%
Myung Sook Kim	12,600	0.0%	6,300	%
Dae Bong Choi	12,400	0.0%	5,000	%
Jae Joon Lee	12,400	0.0%	2,400	%
Chung Soo Park	11,300	0.0%	1,300	%
Won Bum Kim	11,250	0.0%	1,250	%

Notes:

(1)	Assuming no exercise of over-allotment option.

(2)	Includes shares held by family members of Ki Hyung Lee.

(3)	Currently holds common shares, which were converted from preferred shares on June 6, 2006. A. Bohl Praktijk B.V. is a Dutch limited liability company and is an investing vehicle for Oak Investment Partners IX, LP and its affiliated funds. A. Bohl Praktijk B.V. is wholly-owned by Pink S.a.r.l., a liability company organized under the laws of Luxembourg, which is wholly-owned by Oak Investment Partners IX, LP, a Delaware limited partnership, Oak IX Affiliates Fund, LP, a Delaware limited partnership, and Oak IX Affiliates Fund-A, LP, a Delaware limited partnership. Each of Oak Investment Partners IX, LP, Oak IX Affiliates Fund, LP and Oak IX Affiliates Fund-A, LP is managed by Oak Associates IX, LLC, its General Partner. The registered business address for A. Bohl Praktijk B.V. is Rokin 55, 1012 KK Amsterdam, the Netherlands and its mailing address is c/o Oak Investment Partners, One Gorham Island, Westport, Connecticut 06880, U.S.A.

(4)	Techno Pacific Assets Limited, a British Virgin Islands entity, currently owns common shares which were converted from preferred shares on June 6, 2006. Techno Pacific Assets Limited is wholly owned by Yoon Jung Choi, who is the wife of John E. Milburn, one of our directors. John E. Milburn is the sole director of Techno Pacific Assets Limited and acts as its managing director. The registered business address for Techno Pacific Assets Limited is c/o NTP Korea, 1st Fl. Samhwa Bldg., 144-17 Samsung-Dong, Gangnam-Gu, Seoul, Korea 135-090 and its mailing address is Techno Pacific Assets Limited, 555 Bryant Street #584, Palo Alto, CA 94301, U.S.A.
Strategic Investment
       Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware, or Yahoo!, and A. Bohl Praktijk B.V., a Dutch limited liability company, or DutchCo, have entered into an agreement for the purchase by Yahoo! of 4,505,650 of our common shares from DutchCo, for an aggregate purchase price of US$60 million. DutchCo is an investment vehicle of Oak Investment Partners IX, LP and its affiliated funds, which are managed by Oak Associates IX, LLC, as the general partner of the funds. Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo! provides online products and services, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world. Yahoo! is headquartered in Sunnyvale, California.
       The purchase of our common shares by Yahoo! from DutchCo will be conditioned on, among other things, the conversion of all of our outstanding series A preferred shares to the equivalent amount of common shares prior to the consummation of the proposed Yahoo! investment, which occurred on June 6, 2006. Upon consummation of the proposed Yahoo! investment, Yahoo! is expected to own 4,505,650 of our common shares, which represents approximately 10.5% of our total issued and outstanding common shares as of March 31, 2006. Under the terms of the purchase agreement with DutchCo, Yahoo! may receive from DutchCo additional shares of our common stock for no additional consideration depending on the public offering price per share of our common shares in this offering. Yahoo! also has a right of first offer under the shareholders agreement on our common stock that DutchCo may transfer in the future.
       In connection with Yahoo!’s purchase of common shares from DutchCo, we will enter into a shareholders agreement and registration rights agreement with Yahoo!, DutchCo, Interpark Corporation and certain other of our shareholders. These agreements will provide for, among other things, and subject to, in each case, certain conditions (i) the ability of Interpark Corporation and

Yahoo! to appoint members to our board of directors, (ii) preemptive rights to Yahoo! for future issuances of our equity securities, subject to certain exceptions and (iii) registration rights for Yahoo! and DutchCo.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       We engage from time to time in various transactions with related parties. We believe we have conducted our transactions with related parties as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.
Relationship with Interpark Corporation
       Interpark Corporation, our largest shareholder, has been leasing part of the Nam Seoul Building in Seocho-Dong, Seocho-Gu, Seoul from the building owner Jae-hyuk Chae. We currently sublease the 5th floor of that building from Interpark as our office space for customer training and support. A sublease agreement for the 6th floor was initially entered into on April 3, 2004 with Interpark and amended on April 6, 2005. On February 17, 2006, a new sublease agreement was entered into with Interpark for the 5th floor and the existing sublease with Interpark was terminated. The term of this lease agreement runs from February 27, 2006 to January 31, 2007, with security deposit of Won 0.11 billion, monthly rent of Won 0.01 billion, and monthly maintenance fee of approximately Won 0.01 billion. Under the Korean Civil Code, the consent of the landlord is required for a sublease to be effective against the landlord. Jae-hyuk Chae, the building owner, consented to our sublease on February 17, 2006. Other than the sublease agreement, we do not have any contract with Interpark.
       Mr. Ki Hyung Lee, the Chairman of Interpark, and Mr. Sang Kyu Lee, the Chief Executive Officer of Interpark, currently serve as members of our board of directors.
Relationship with BestBuyer Co., Ltd.
       BestBuyer is an affiliate of our largest shareholder, Interpark. We have entered into two separate agreements with BestBuyer. The first agreement is for the purchase of banner advertisements on BestBuyer’s website for two months for an aggregate contract price of Won 7 million. The second agreement is a co-promotion agreement pursuant to which we pay BestBuyer a click-through fee, which is a fee we pay to Internet portals and other websites, such as BestBuyer, for referrals of buyers who make a purchase on our website. The amount of click-through fee is computed as a percentage of the total transaction value completed on our website by buyers referred to our website from the BestBuyer website. The total amount of click-through fee paid to BestBuyer for the year ended December 31, 2005 was Won 0.45 billion (US$0.45 million). This agreement is for a one year term that will expire in October 2006 but is renewable on an annual basis.
Loans to officers and employees
       As of May 31, 2006, we had outstanding housing loans to executive officers and employees amounting to Won 0.06 billion (US$0.06 million) at an annual interest rate of 5% and loans to executive officers and employees to purchase stocks in the amount of Won 0.37 billion (US$0.38 million) at an annual interest rate of 5.0%. All outstanding loans made by us to our executive officers have been fully repaid.

SHARES ELIGIBLE FOR FUTURE SALE
       Upon completion of this offering, we will have outstanding                     ADSs representing approximately                     % of our issued and outstanding common shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop for the ADSs. Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our common shares not represented by the ADSs.
Lock-Up Agreements
       In connection with this offering, we and our executive officers and directors and certain existing shareholders, who collectively hold 84.9% of our outstanding shares immediately before this offering, have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”
Rule 144
       In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our common shares for at least one year, is entitled to sell within any three-month period a number of common shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately common shares immediately after this offering; or

•	the average weekly trading volume of our common shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.
       Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 144(k)
       Under 144(k), a person who:

•	is not deemed to have been our affiliate at any time during the three months preceding a sale;

•	beneficially owned the common shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate; and

•	is not an affiliate at the time of the sale,
is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701
       Subject to applicable lock-up periods, beginning 90 days after the date of this prospectus, any of our employees, executive officers, directors or consultants who purchased common shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on the resale limitations of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares in reliance on Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 also permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144, subject only to its manner of sale requirements.
Registration Rights
       Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Principal and Selling Shareholders— Strategic Investment.”

DESCRIPTION OF CAPITAL STOCK
       As of the date hereof, our authorized share capital consists of 200,000,000 shares, each with a par value of Won 100, of which 12,576,500 shares are designated as preferred shares. As of the date hereof, there are 43,426,500 common shares and no preferred shares issued and outstanding. Each issued and outstanding preferred share was converted into one common share on June 6, 2006. As of the date hereof, no preferred shares are permitted to be issued under our articles of incorporation.
       Upon the closing of this offering, our authorized share capital will consist of                     shares, each with a par value of                     per share, of which                     shares will be designated as common shares and no shares will be designated as preferred shares.
       The following are summaries of material provisions of our articles of incorporation, as well as the Korean Commercial Code and relevant laws of Korea, all as currently in effect.
       Certificates representing our common shares are issued in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
Common Shares
Dividends
       We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.
       The holders of our common shares are entitled to such dividends as may be declared at our annual general meeting of shareholders, subject to the Korean Commercial Code. If we declare dividends at the annual general meeting of shareholders, which is generally held within three months after the end of the fiscal year, we will pay the annual dividend shortly after the annual general meeting to the shareholders of record or registered pledges as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, any dividend of shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.
       Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.
       In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.

Preferred Shares
       On June 6, 2006, all of our outstanding preferred shares were converted into common shares and certain provisions of our articles of incorporation relating to preferred shares lost their effect pursuant to the amendment of our articles of incorporation. Accordingly, there are currently no preferred shares outstanding.
Distribution of Free Shares
       In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.
Preemptive Rights and Issuance of Additional Shares
       We may at times issue authorized but unissued shares, unless otherwise provided in the Korean Commercial Code, on terms determined by our board of directors. All our shareholders are generally entitled to subscribe to any newly-issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ registry as of the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.
       We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date.
       Under our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders only:

•	if we offer subscription for new shares or issue them to subscribers in accordance with the Securities and Exchange Act of Korea;

•	if we issue new shares by general public offering by a resolution of the board of directors in accordance with the Securities and Exchange Act of Korea;

•	if we preferentially issue new shares to members of our employee stock ownership association in accordance with applicable laws and regulations;

•	if we issue new shares upon the exercise of stock options in accordance with applicable laws and regulations;

•	if we issue new shares pertaining to the issuance of any depository receipts;

•	if we issue new shares to entities other than existing shareholders, such as domestic or foreign financial institutions or foreign investors, for the purposes of long-term development or funding necessity; or

•	if we issue new shares in order to achieve a business purpose, including, but not limited to, introduction of new technology or improvement of our financial condition.
       In addition, under the Korean Commercial Code, we may issue new shares pursuant to a board resolution to persons other than existing shareholders to the extent that the purpose of such issuance is to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition. In connection with the purchase of our common shares by Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware, or Yahoo!, from A. Bohl Praktijk B.V., a Dutch limited liability company, or DutchCo, Yahoo! is expected to enter into a shareholders agreement with us, Interpark Corporation and

DutchCo which will provide for, among other things, preemptive rights to Yahoo! even in circumstances when other of our shareholders would not be entitled to such rights.
       We may issue convertible bonds or bonds with warrants, within the limit of the Korean Commercial Code and our articles of incorporation, to persons other than existing shareholders, where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.
General Meeting of Shareholders
       We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding common shares; or

•	at the request of our audit committee.
       We must give our shareholders a written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. Our articles of incorporation allow us to give such notice in the form of an e-mail. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders, which should be made in writing at least six weeks prior to the meeting. Shareholders not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.
       Our general meetings of shareholders are held in Seoul, Korea or near Seoul as deemed necessary.
Voting Rights
       Holders of our shares are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless our articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our articles of incorporation do not permit cumulative voting.
       Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	dismissing a director;

•	reducing our capital;

•	effecting any dissolution, merger or consolidation of us;

•	transferring all or substantial part of our business;

•	acquiring the whole business of another company or a part of the business of any other company, which significantly affects our business;

•	lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements the profit/ losses from which affect both parties;

•	issuing new shares at a price below par value; or

•	other matters required to be adopted by a special resolution at the general shareholders meeting under the relevant laws and regulations.
       Shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.
       Holders of ADSs will exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.
Rights of Dissenting Shareholders
       In some limited circumstances, including (i) the transfer of all or any significant part of our business, (ii) our merger or consolidation with another company, or (iii) certain stock swap transaction with other venture companies or major shareholders of other venture companies pursuant to the Venture Business Promotion Act (to the extent we continue to qualify as a venture company under such act), dissenting shareholders have the right to require us to purchase their shares. To exercise such right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days (10 days in the case of (iii) above) after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after the expiration of the above 20-day or 10-day period. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement on the purchase price for the shares is not made within 30 days from the date of our receipt of the dissenting shareholders’ request, we or such dissenting shareholder may request a court in Korea to determine the purchase price. Under the Korean Commercial Code, the purchase price will be determined at the amount that court believes is the fair value of our shares. In calculating the fair value of our shares, the court will consider our financial condition and other circumstances. Holders of ADSs will not be able to exercise dissenter’s rights, unless they withdraw the underlying common shares and become our direct shareholders.
Registry of Shareholders and Record Dates
       Our transfer agent, Korea Securities Depository, maintains the registry of our shareholders at its office in Seoul, Korea. It records and registers transfers of our shares on the registry of shareholders upon presentation of share certificates.
       The record date for annual dividends is December 31. For the purpose of determining shareholders entitled to annual dividends, the registry of shareholders is closed for the period from January 1 to January 15 of the following year. Further, for the purpose of determining shareholders entitled to any other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the registry of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the registry of shareholders is closed.

Annual Report
       At least one week before the annual general meeting of shareholders, we must make our annual reports and audited financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.
Transfer of Shares
       Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his or her name, seal and address registered on our shareholders registry, maintained by our transfer agent. A non-Korean shareholder may file a sample signature in place of a seal, unless he or she is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent in Korea authorized to receive notices on his or her behalf and file his or her mailing address in Korea. These requirements do not apply to holders of ADSs.
       Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository, may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean Foreign Exchange Controls and Securities Regulations.”
       Our transfer agent is Korea Securities Depository, located at 34-6 Yoido-Dong, Youngdeungpo-Gu, Seoul 150-948, Korea.
Acquisition of Shares by Us
       We may not acquire our own common shares except in limited circumstances, such as (i) reduction of capital, (ii) acquisition of our own common shares for the purpose of granting stock options to our directors, executive officers and employees and (iii) acquisition of our own shares for the purpose of implementing stock swap arrangement with other venture companies or major shareholders of other venture companies pursuant to the Venture Business Promotion Act (but only to the extent we qualify as a venture company under such act). Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. In addition, corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.
Liquidation Rights
       In the event of our liquidation, assets remaining after payment of all debts, liquidation preferences to holders of preferred shares, if any, liquidation expenses and taxes, will be distributed among holders of our common shares in proportion to their shareholdings.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
       Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository, located at 34-6, Yoido-Dong, Youngdeungpo-Gu, Seoul 150-948, Korea.
       We appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-                    when retrieving such copy.
       We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that an ADS holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. Statements printed in italics in this description are provided for your information and are not contained in the deposit agreement or describe matters relating to Korean law.
       Each ADS represents the right to receive one common share on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
       If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represent your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of Korea, which may be different from the laws in the United States.
       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the ADS holders. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions
       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
Distributions of Cash
       Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to laws and regulations of the Republic of Korea.
       The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In particular, the depositary will deduct any withholding taxes that must be paid before making a distribution. See “Taxation— Korean Taxation.” The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
Distributions of Shares
       Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to- common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
       The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.
       No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
       Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
       The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new other than in the form of ADSs.
       The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.
       The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
       Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
       The depositary will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
       If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Republic of Korea would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
       Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
       If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
       The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
       The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
       The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption
       Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will mail a notice of the redemption to the holders.
       The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Common Shares
       The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
       If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Common Shares
       The depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit. Under certain Korean laws and regulations, the depositary is required to obtain our prior consent for the deposit of common shares if the number of shares to be deposited in such deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs). We have consented to any such deposit which exceeds the number of common shares deposited by us as mentioned above, so long as the deposit does not violate our articles of incorporation or Korean law.
       The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals or our consent, if required, have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
       When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit the common shares;

•	the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the Shares presented for deposit have not been stripped of any rights or entitlements.
       If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
       As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
       To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Shares Upon Cancellation of ADSs
       As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares may be limited by U.S. and Korean legal considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
       If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
       You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
       As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Capital Stock— Voting Rights.”
       At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.
       If the depositary timely receives voting instructions from a holder, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.
       Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.
Fees and Charges
       As a holder, you will be required to pay the following service fees to the depositary:

Service	Fees

Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.04 per ADS held as of the record date for the distribution
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed
Annual Depositary Services Fee	Up to US$0.04 per ADS held on the applicable record date(s) established by the depositary
Transfer of ADRs	US$1.50 per certificate presented for transfer
       As a holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Korea (i.e., upon deposit and withdrawal of common shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.
       We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
Amendments and Termination
       We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
       You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).
       We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.
       Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those common shares on the same terms as prior to the termination. During such six months’ period the depositary will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six-month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
       The depositary will maintain records of holders at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
       The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities
       The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
Pre-Release Transactions
       In limited circumstances, subject to the provisions of the deposit agreement, the depositary may issue ADSs before receiving a deposit of the underlying shares. These transactions are commonly referred to as “pre-release transactions.” The depositary may also deliver shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been consummated. A pre-release is consummated as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to consummate a pre-release transaction. The depositary may pre-release ADSs only under the following conditions:

•	Before or at the time of the pre-release, the person to whom the pre-release is being made agrees in writing, among others:

—	to represent that such person or its customer owns the shares or the ADSs to be delivered by such person under such pre-release transaction;

—	to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian;

—	to unconditionally guarantee to deliver to the depositary or the custodian, as applicable, such shares or ADSs; and

—	to accept any additional restrictions or requirements that the depositary deems appropriate.

•	The pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary deems appropriate.

•	The depositary must be able to consummate the pre-release transaction on not more than five business days notice.

•	The depositary may require such other indemnities and set such other credit regulations as the depositary deems appropriate.
       In addition, the number of ADSs and underlying shares involved in the pre-release transactions at any one time generally may not exceed thirty percent (30%) of the ADSs outstanding, although the depositary may change or disregard such limit from time to time as it deems appropriate.
Taxes
       You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
       The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
       The depositary will arrange for the conversion of all foreign currency received into Dollars if such conversion is practical, and it will distribute the Dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

       If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute Dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS
       The description of foreign exchange controls and securities regulations provided below is applicable for a Korean company that has not listed its shares on any stock exchange in Korea.
General
       The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investments in securities of Korean companies by persons who are not residents of Korea (“non-residents”) as defined by that Act and the issuance of securities by Korean companies outside of Korea. Under the Foreign Exchange Transaction Laws, non-residents may invest in securities of Korean companies only to the extent specifically allowed by these laws. The Financial Supervisory Commission of Korea has also adopted, pursuant to its authority under the Securities and Exchange Act of Korea, regulations that restrict investment in securities of Korean companies by foreign investors (as defined by the Securities and Exchange Act of Korea) and regulate issuance of securities by Korean companies outside of Korea.
       Subject to certain limitations, the Ministry of Finance and Economy (“MOFE”) has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOFE may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.
Government Review of Issuances of ADSs
       In order for us to issue ADSs in an amount exceeding US$30 million, we are required to submit a report to the MOFE with respect to the issuance of the ADSs prior to such issuance. The MOFE may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs. In addition, we are also required to submit a report to the MOFE upon receipt of the full proceeds from the offering of the ADSs promptly after the issuance of the ADSs. No further governmental approval is necessary for the offering and issuance of the ADSs.
       Under current Korean laws and regulations, the depositary is required to obtain our prior consent for any proposed deposit of common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs). We have consented to any such deposit which exceeds the number of common shares to be deposited by us as mentioned above, so long as such deposit would not violate our articles of incorporation or Korean law. See “Description of American Depositary Shares.” Therefore, a holder of ADSs who surrenders ADSs and withdraws common shares may not be permitted subsequently to deposit those common shares and obtain ADSs.
Reporting Requirements for Holders of Substantial Interests
       Prior to making an investment of 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a bank located in Korea (which may include a non-Korean bank’s Korean branch office) that is licensed pursuant to the Foreign Exchange Transaction Act to engage in foreign currency transactions (a “foreign exchange bank”) or the Korea Trade Investment Promotion Agency (“KOTRA”). Subsequent sales of such shares by foreign investors will also require a prior report to such foreign exchange bank or the KOTRA, as the case may be.
Restrictions Applicable to ADSs
       Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of common shares underlying ADSs and the delivery of common shares in Korea in connection with the withdrawal inside Korea. Persons who have acquired common shares as a result of the withdrawal of common shares underlying the ADSs may exercise their preemptive rights for new common shares, participate in free distributions and receive dividends on common shares without any further governmental approval.
Restrictions Applicable to Shares
       Certificates evidencing common shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, securities companies (which may include a non-Korean securities company’s Korean branch office), Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians, are eligible to act as a custodian of shares for a non-resident or foreign investor. A custodian acting for a non-resident or foreign investor must deposit the shares with Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
       A foreign investor may appoint one or more standing proxies from among Korea Securities Depository, foreign exchange banks, securities companies (which may include Korean branch offices of non-Korean securities companies), asset management companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto, if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
       A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account, which are opened at a foreign exchange bank exclusively for stock investments by the foreign investor, without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance of foreign currency funds into Korea or deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account to a Won account opened at a securities company to place a deposit for, or settle the purchase price of, a stock purchase transaction. Funds in the foreign currency account may be remitted abroad without any governmental approval.

       Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited in a Won account with a securities company or the investor’s Won account. A foreign investor may transfer funds in its Won account to its foreign currency account or withdraw such funds for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the tax authorities by the foreign exchange bank at which the Won account is maintained. A foreign investor may also use funds in its Won account for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.
       Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

TAXATION
       The following summary is based on the tax laws of the United States and Korea as in effect on the date of this report, and is subject to any change in United States or Korean law that may come into effect after such date. We advise investors in ADSs to consult their own tax advisors as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including, in particular, the effect of any national, state or local tax laws.
U.S. Federal Income Tax Considerations
       The following discussion is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs or our common shares by U.S. Holders (as defined below) that purchase the ADSs pursuant to this offering and hold the ADSs or our common shares represented by such ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, the Convention Between the United States of America and the Republic of Korea for The Avoidance of Double Taxation, as amended (the “Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who have acquired the ADSs or our common shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our common stock). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.
       As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs or our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.
       If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds the ADSs or our common shares, the tax treatment of such partnership and its partners will generally depend upon the status and activities of the partnership and the partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax consequences to it and its partners of the purchase, ownership and disposition of the ADSs or our common shares.
       PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR OUR COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS.

Treatment of the ADSs
       A U.S. Holder of the ADSs will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in our common shares held by the depositary (or its custodian) that are represented and evidenced by such ADSs. Accordingly, upon the exchange of ADSs for a U.S. Holder’s proportionate interest in our common shares represented by such ADSs (i) no gain or loss will be recognized to such U.S. Holder, (ii) such U.S. Holder’s tax basis in such common shares will be the same as its tax basis in such ADSs and (iii) the holding period in such common shares will include the holding period in such ADSs.
Distributions
       Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder that receives a distribution with respect to the ADSs or our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Korean or other non-U.S. tax withheld from such distribution) to the extent of our current or accumulated earnings and profits. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in the ADSs or our common shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such ADSs or our common shares. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution in respect of the ADSs or our common shares.
       The U.S. dollar value of any distribution on the ADSs or our common shares made in Won should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the depositary or the U.S. Holder, respectively, regardless of whether the Won are in fact converted into U.S. dollars. If the Won so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Won so received are not converted into Dollars on the date of receipt, such U.S. Holder will have a basis in the Won equal to their Dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.
       Dividends paid on the ADSs or our common shares generally will constitute income from sources outside the United States and will be categorized as “passive income” or, in the case of some U.S. Holders, as “financial services income” (or, for tax years beginning after December 31, 2006, as “passive category income,” or, in the case of some U.S. Holders, as “general category income”), for U.S. foreign tax credit purposes. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. In general, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Korean tax withheld from distributions received in respect of the ADSs or our common shares. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Convention, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. See “Taxation— Korean Taxation.” A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Korean tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.
       Dividends received by non-corporate U.S. Holders (including individuals) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” or in respect of stock of a non-U.S. corporation (other than a passive foreign investment company) that is readily tradable on an established securities market in the United States generally qualify for a 15% reduced maximum tax rate so long as certain holding period requirements are met. Since the ADSs will be listed on the Nasdaq, unless we are treated as a passive foreign investment company, dividends received in respect of the ADSs will qualify for the reduced rate. Dividends paid on our common shares not held through ADSs should qualify for the reduced rate if we are treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Tax Convention as currently in effect meets these requirements. However, because the Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that we will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on our common shares held by a U.S. Holder other than through ADSs. Special rules apply for purposes of determining the recipient’s investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer is urged to consult its own tax adviser regarding the possible applicability of the reduced rate and the related restrictions and special rules.
Sale, Exchange or Other Disposition of the ADSs or our Common Shares
       Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the ADSs or our common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs or our common shares. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange or other disposition, the ADSs or our common shares were held by such U.S. Holder for more than one year. Net long-term capital gains of a non-corporate U.S. Holder (including individuals) recognized in a tax year beginning on or before December 31, 2010, are generally taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Capital gain or loss from the sale, exchange or other disposition will generally be sourced within the United States for U.S. foreign tax credit purposes.
       A U.S. Holder that receives Won (or other foreign currency) from a sale, exchange or other disposition of our common shares generally will realize an amount equal to the Dollars value of the Won (or such other foreign currency) on the settlement date of such sale or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our common shares are treated as being “traded on an established securities market” for this purpose or (ii) such settlement date is also the date of such sale or disposition. If the Won (or such other foreign currency) so received are converted into Dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the Won (or such other foreign currency) so received are not converted into Dollars on the settlement date, such U.S. Holder will have a basis in the Won (or such other foreign currency) equal to their Dollars value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Won (or such other foreign currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Won (or other currency) from a sale, exchange or other disposition of our common shares in cases not described in this paragraph.

Passive Foreign Investment Company Considerations
       We believe that we are not currently, and we do not expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.
       In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
       If we are a PFIC in any year during which a U.S. Holder owns the ADSs or our common shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or our common shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we are not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes. In addition, if we are a PFIC, a person who acquires the ADSs or our common shares from a decedent will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such decedent’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010, and, instead, such person will have a tax basis equal to the lower of such fair market value or such decedent’s tax basis.
       The above results may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of and its adjusted tax basis in the ADSs or our common shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). In addition, any gain from a sale, exchange or other disposition of the ADSs or our common shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the ADSs or our common shares are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq will constitute a qualified exchange, and a non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations.
       The above results may also be eliminated if a U.S. Holder is eligible for and timely makes a valid “QEF election.” If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains.

In order for a U.S. Holder to be able to make a QEF election, we would be required to provide such U.S. Holder with certain information. We do not expect to provide U.S. Holders with the required information, in which case a QEF election would be unavailable.
       Prospective investors should consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in a PFIC.
Backup Withholding Tax and Information Reporting Requirements
       Under certain circumstances, United States backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of the ADSs or our common shares, unless an applicable exemption is satisfied.
       Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other dispositions of, the ADSs or our common shares generally will be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the Internal Revenue Service that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (d) fails to certify under penalty of perjury that the Internal Revenue Service has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the Internal Revenue Service. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.
Reportable Transactions
       Under United States Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from the ADSs or our common shares or as proceeds from the sale of our common shares.
Korean Taxation
       The following summary of material Korean tax consequences to owners of our ADSs and common shares applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.
       The description of Korean tax considerations below are applicable for a Korean corporation that has not listed its shares on the Korea Exchange. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including, in particular, the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.
Dividends on the Common Shares or ADSs
       We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including resident surtax) will apply, which may be further reduced to 11% (including resident surtax) if you meet certain other conditions.
       In order to obtain the benefits of a reduced withholding tax rate under the treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the depositary. In addition, on or after July 1, 2002, to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your country of tax residence. Excess taxes withheld are generally not recoverable, even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.
       If we distribute to you free shares representing transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be regarded as dividend and, as such, subject to Korean withholding tax.
Taxation of Capital Gains
       As a general rule, in the absence of an applicable tax treaty which exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of the shares of our common stock are subject to Korean withholding tax at the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the shares of our common stock, 27.5% of the net capital gains.
       As for the ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes. In either case, however, you will be eligible for exemptions for capital gains available under Korean domestic law (in addition to the exemption afforded under income tax treaties) if certain conditions are satisfied. According to a ruling issued by the Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the MOFE are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of shares issued by a Korean company are also exempt from Korean taxation, if the shares are listed or registered and sold through an overseas securities exchange having functional similarity to the Korea Exchange under the Securities and Futures Exchange Act of Korea (such as the Nasdaq or the New York Stock Exchange).
       If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 27.5% of the net capital gains. Under the Korea-United States Tax Treaty, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our common shares or ADSs, subject to certain exceptions.
       If you sell your common shares or ADSs, the purchaser or, in the case of the sale of the common shares through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the common shares or the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller’s residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.
Inheritance Tax and Gift Tax
       If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether you will be treated as the owner of the common shares underlying the ADSs for Korean inheritance and gift tax purposes. If you are treated as the owner of the common shares, the heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%.
       If you die while holding any of our common shares or donate a common share, the heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.
Securities Transaction Tax
       As a general rule, the transfer of our common shares, subject to certain exceptions, will be subject to a securities transaction tax at the rate of 0.5% of the sale price of the shares of common stock. As for the transfer of ADSs, although the MOFE issued a ruling to treat the transfers of depositary shares the same as the transfer of the underlying Korean shares for securities transaction tax purposes, under Korean tax laws transfers of depositary shares listed or registered on the New York Stock Exchange, the Nasdaq National Market, or other foreign exchanges designated by the MOFE (which currently are the Tokyo Stock Exchange, London Stock Exchange, Deutsche Boerse, and a stock exchange similar to the foregoing on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Securities and Exchange Act of Korea) will be exempted from the securities transaction tax.
       Securities transaction tax, if applicable, must be paid in principle by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, the settlement company is generally required to withhold and pay the tax to the tax authority. When the transfer is made through a securities company, the securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.
       Failing to report (or under-reporting) the securities transaction tax will result in a penalty of 10% of the tax amount due. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

UNDERWRITING
       We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International and Cowen and Company, LLC are acting as the representatives for the underwriters named below. Goldman Sachs International’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong. Cowen and Company, LLC’s address is 1221 Avenue of the Americas, New York, New York 10020, U.S.A.

Underwriters	Number of ADSs

Goldman Sachs International
Cowen and Company, LLC
Thomas Weisel Partners LLC
Total
       The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
       If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional        ADSs from us and the selling shareholders to cover such sales. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
       The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase        additional ADSs.

Paid by Us

	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$

Paid by the
Selling Shareholders

	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$
       ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$        per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$        per ADS from the initial public offering price. If all the ADSs are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.
       We and certain of our executive officers, directors, and certain other shareholders, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for our common stock, the ADSs or similar depositary shares representing our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
       The 180-day restricted period described in the preceding paragraph will automatically extend if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
       Prior to the offering, there has been no public market for the ADSs. The initial public offering price will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       The ADSs will be quoted on the Nasdaq National Market under the symbol “GMKT.”
       In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us or certain of our selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations and they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
       The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA). Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADS has been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The ADSs may not be offered or sold in Hong Kong by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore (the Securities and Futures Act). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (a) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) pursuant to, and in accordance with, the conditions of any other applicable provision of the Securities and Futures Act.

       The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law), and disclosure under the Securities and Exchange Law has not been and will not be made with respect to the ADSs. Accordingly, the ADSs may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.
       We and the selling shareholders estimate that our and their shares of the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately US$       and US$       , respectively.
       We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
       This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.
       Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that Goldman Sachs International expects to make offers and sales in the United States through its registered broker-dealer affiliate Goldman, Sachs & Co.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

EXPENSES RELATED TO THIS OFFERING
       Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with this offering. With the exception of the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Nasdaq National Market listing fee
National Association of Securities Dealers, Inc. filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS
       Certain legal matters in connection with the ADSs to be offered by this prospectus will be passed upon for us and the selling shareholders by Debevoise & Plimpton LLP, United States counsel for us and the selling shareholders. The validity of the common shares underlying the ADSs will be passed upon by Bae, Kim & Lee, Korean counsel for us and the selling shareholders. Certain legal matters with respect to the offered ADSs will be passed upon for the underwriters by Shearman & Sterling LLP, United States counsel for the underwriters, and by Woo Yun Kang Jeong & Han, Seoul, Korea, Korean counsel for the underwriters. Debevoise & Plimpton LLP may rely as to all matters of Korean law on the opinion of Bae, Kim & Lee. Bae, Kim & Lee may rely upon the opinion of Debevoise & Plimpton LLP as to all matters of New York and United States federal law. Shearman & Sterling LLP may rely as to all matters of Korean law on the opinion of Woo Yun Kang Jeong & Han. Woo Yun Kang Jeong & Han may rely on the opinion of Shearman & Sterling LLP as to all matters of New York and United States federal law.
EXPERTS
       Our financial statements as of December 31, 2004 and 2005, and for each of the years ended December 31, 2003, 2004 and 2005, included in this prospectus, have been so included in reliance on the reports of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The address of Samil PricewaterhouseCoopers is Kukje Center Building, 191 Hangangro 2-Ga, Yongsan-Gu, Seoul 140-702, Korea. Samil PricewaterhouseCoopers is a member of the Korean Institute of Certified Public Accountants, and the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.
ENFORCEMENT OF CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS
       We are a corporation with limited liability organized under the laws of Korea. A majority of our directors and all of our executive officers and certain other persons named in this prospectus reside in Korea, and all or a significant portion of the assets of the directors and executive officers and certain other persons named in this prospectus and substantially all of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us court judgments obtained in the United States predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares and a registration statement on Form F-6 under the Securities Act with respect to the ADSs. This prospectus, which is part of the F-1 registration statement, does not contain all of the information included in that registration statement and the exhibits thereto. For further information about us, our common shares and the ADSs offered by this prospectus, you should refer to these registration statements and their exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer in each instance to the copy of the contract or other document filed as exhibits to these registration statements.
       Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at http://www.sec.gov.
       As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

GMARKET INC.
BALANCE SHEETS
December 31, 2005 and March 31, 2006

(In millions of Won and in thousands
of Dollars, except per share data)	2005		2006		2006	2006

						Unaudited
					Unaudited	pro forma
			Unaudited		(Note 3)	(Note 4)
ASSETS
Current assets
Cash and cash equivalents	W	36,898	W	19,150	$19,714	W	19,150
Cash on deposit		45,300		46,600	47,972		46,600
Restricted cash		2,100		2,200	2,265		2,200
Accounts receivable, net		16,244		16,854	17,350		16,854
Other current assets		2,517		2,450	2,522		2,450

Total current assets		103,059		87,254	89,823		87,254

Long-term financial instruments		5,260		5,290	5,446		5,290
Held-to-maturity securities		4,000		4,000	4,118		4,000
Property and equipment, net		8,188		10,593	10,905		10,593
Other assets		551		1,355	1,394		1,355

Total assets	W	121,058	W	108,492	$111,686	W	108,492

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts payable to sellers	W	93,458	W	75,666	$77,894	W	75,666
Accounts payable		10,859		11,712	12,058		11,712
Deferred revenue and advances		2,180		2,787	2,869		2,787
Other current liabilities		4,428		5,891	6,063		5,891

Total current liabilities		110,925		96,056	98,884		96,056

Accrued severance benefits		428		660	680		660

Total liabilities		111,353		96,716	99,564		96,716

Commitments and contingencies:		—		—	—		—
Series A convertible preferred shares; W100 par value; 12,576,500 shares authorized; and 12,576,500 shares issued and outstanding; liquidation preference of W639 per share		7,339		7,339	7,555		—

Shareholders’ equity
Common shares; W100 par value; 187,423,500 shares authorized; and 30,400,000 shares issued and outstanding, and 42,976,500 pro forma shares outstanding		3,040		3,040	3,130		4,298
Additional paid-in capital		518		638	656		6,719
Loan to employees for stock purchase		(389)		(367)	(378)		(367)
Retained earnings (Accumulated deficit)		(803)		1,126	1,159		1,126

Total shareholders’ equity		2,366		4,437	4,567		11,776

Total liabilities, convertible preferred shares and shareholders’ equity	W	121,058	W	108,492	$111,686	W	108,492

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2005 and 2006 (Unaudited)

(In millions of Won and in thousands
of Dollars, except per share data)	2005		2006		2006

					(Note 3)
Revenues
Transaction fees	W	7,816	W	20,017	$20,606
Advertising and other		1,671		8,319	8,564

Total revenues		9,487		28,336	29,170
Cost of revenues		5,735		15,294	15,744

Gross profit		3,752		13,042	13,426
Operating expenses
Sales and marketing		3,242		9,278	9,552
General and administrative		909		2,235	2,302

Operating income (loss)		(399)		1,529	1,572
Other income (expense)
Interest income		201		768	791

Income (loss) before income tax expenses		(198)		2,297	2,363
Income tax expenses		—		387	398

Income (loss) before cumulative effect of change in accounting principle		(198)		1,910	1,965
Cumulative effect of change in accounting principle		—		19	20

Net income (loss)	W	(198)	W	1,929	$1,985
Accretion of preferred shares to redemption price		(41)		—	—
Amounts allocated to participating preferred shareholders		—		(564)	(581)

Net income (loss) applicable to common shareholders	W	(239)	W	1,365	$1,404

Net income (loss) per share
— Basic	W	(10)	W	45	$0.05
— Diluted		(10)		44	0.04
Weighted average number of common shares
— Basic		24,000,000		30,400,000	30,400,000
— Diluted		24,000,000		31,212,277	31,212,277
The accompanying notes are an integral part of these financial statements.

GMARKET INC.
STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2005 and 2006 (Unaudited)

(In millions of Won and in thousands of Dollars)	2005		2006		2006

					(Note 3)
Cash flows from operating activities
Net income (loss)	W	(198)	W	1,929	$1,986
Adjustments
Depreciation and amortization		176		617	635
Stock-based compensation expense		19		139	143
Provision for bad debt		7		—	—
Provision for severance benefits		165		244	251
Deferred tax assets		—		(233)	(240)
Cumulative effect of change in accounting principle		—		(19)	(20)
Provision for loyalty program reserve		412		1,579	1,625
Changes in operating assets and liabilities
Accounts receivable		(2,285)		(610)	(628)
Amounts payable to sellers		10,360		(17,792)	(18,316)
Accounts payable		103		853	878
Deferred revenue and advances		92		607	625
Other current assets		(297)		227	234
Other assets		(7)		21	22
Other current liabilities		393		(116)	(119)
Payment of accrued severance benefits		(537)		(12)	(12)

Net cash provided by (used in) operating activities		8,403		(12,566)	(12,936)

Cash flows from investing activities
Increase in cash on deposit, net		(13,400)		(1,300)	(1,338)
Increase in restricted cash, net		(300)		(100)	(103)
Increase in long-term financial instruments		(30)		(30)	(31)
Purchase of property and equipment		(978)		(3,018)	(3,107)
Increase in other assets, net		(266)		(756)	(778)

Net cash used in investing activities		(14,974)		(5,204)	(5,357)

Cash flows from financing activities
Decrease in loan to employees for stock purchase		68		22	23
Net cash provided by financing activities		68		22	23

Net decrease in cash and cash equivalents		(6,503)		(17,748)	(18,270)
Cash and cash equivalents
Beginning of year		19,097		36,898	37,984

End of period	W	12,594	W	19,150	$19,714

Supplemental cash flow disclosures
Cash paid for income taxes	W	21	W	109	$112
The accompanying notes are an integral part of these financial statements.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2006 (Unaudited)

1.	Description of Business
       GMARKET INC. (we or the Company) was incorporated in the Republic of Korea on April 7, 2000. We are a retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive, end-to-end sales solution. Our e-commerce marketplace facilitates the purchase and sale of small and big volumes of products among a large number of buyers and sellers in a convenient, cost effective and secure manner. We derive our revenue from transaction fees on the sale of products completed on our website, advertising service and membership fees. Our e-commerce marketplace is located at www.gmarket.co.kr.

2.	Basis of Presentation
       The accompanying unaudited interim financial statements of GMARKET INC. have been prepared in accordance with Accounting Principles Board(“APB”) No. 28, Interim Financial Reporting, regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto as of and for the years ended December 31, 2004 and 2005 included in this registration statement. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for this interim period. The results of operations for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

3.	Convenience Translation into United States Dollar Amounts
       The Company reports its financial statements using the Korean Won. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of W971.40 to one Dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2006. Such translations should not be construed as representations that the Won amounts represent, have been, or could be, converted into, Dollars at that or any other rate.

4.	Unaudited Pro Forma Balance Sheet
       The unaudited pro forma balance sheet at March 31, 2006 presented in the accompanying financial statements reflects the conversion of the 12,576,500 preferred shares into 12,576,500 common shares which will occur immediately prior to the closing of the Company’s initial public offering.

5.	Stock Option Grants
       The Company may grant to its officers and employees stock options to purchase the stock of the Company up to the lesser of 30% of all shares issued and outstanding or the rate permitted by applicable laws and regulations, by a special resolution at a general meeting of shareholders pursuant to its articles of incorporation and applicable laws and regulations.
       Options granted before 2005 vest over a two year period from grant date and expire after nine years. Options granted in 2005 and thereafter vest 50% after two years and remaining 50% vest monthly in equal increments over the following 24 months and expire between nine and eleven years

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2006 (Unaudited) — (Continued)
after grant date. We record compensation expense based on the grant date fair value using the Black-Scholes model. To determine the fair value of equity-based awards at the date of grant, we utilized the following assumptions for the options granted during the periods ended March 31, 2005 and 2006.

	2005		2006

Expected dividend yield		0%		0%
Risk free interest rate		4.06%		4.79%
Expected volatility		70%		70%
Expected life (in years from vesting)		3		3
Value of common stock at grant	W	880	W	8,700
Fair value of stock option	W	504	W	4,200
       The expected life was determined based on historical experience of stock option activities with consideration of the contractual terms, vesting schedules and expectation of future employee behavior.
       As of January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations.
       The Company’s net income for the three months ended March 31, 2005 and 2006 includes W19 million and W139 million, respectively, of stock-based compensation costs.
       The adoption of SFAS 123(R) resulted in a cumulative effect of accounting change of W19 million, which reflects the net cumulative impact of estimated future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under SFAS 123.
       The following table summarizes the stock option activity for the three months ended March 31, 2006:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual Term	Value
	Shares	Price	(in years)	(in millions)

Outstanding at beginning of period	1,625,000	W1,997
Granted	490,000	9,000
Forfeited	35,000	3,040
Exercised	—	—

Outstanding at end of period	2,080,000	3,629	8.82	W10,694

Vested and expected to vest at March 31, 2006	1,764,308	3,355	8.67	9,543

Options exercisable at end of period	450,000	W 127	6.05	W 3,858

       The aggregate intrinsic value is calculated as the difference between the exercise price of the stock options granted and the estimated fair value of underlying common stock for the 1,590,000

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2006 (Unaudited) — (Continued)
options that were in-the-money at March 31, 2006. As of March 31, 2006, there was approximately KRW 3,542 million of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized over a weighted-average period of 3.8 years.
       The following table summarizes information about stock options outstanding as of March 31, 2006.

Options Outstanding as of			Weighted	Options Exercisable as of
March 31, 2006			Average	March 31, 2006
			Remaining
	Exercise		Contractual		Exercise
Shares	Price		Life of Options	Shares	Price

150,000	W	100	4	150,000	W100
300,000		140	7	300,000	140
440,000		640	8	—	—
700,000		4,000	9	—	—
490,000		9,000	9	—	—

2,080,000	W	3,629		450,000	W127

       The change in additional paid-in-capital for the quarter ended March 31, 2006 amounts to W120 million. This amount represents stock-based compensation expense recorded during the quarter ended March 31, 2006 of W139 million, partially offset by the cumulative effect of accounting change of W19 million.

6.	Income Taxes
       On March 3, 2006, an amendment to the Special Tax Treatment Control Law of Korea was announced (“Amendment”). The purpose of the Amendment is to provide new criteria for an eligible venture company that is entitled to a reduced tax rate of 13.75% or 50% of the statutory tax rate. The Amendment is effective beginning June 4, 2006. According to the Amendment, the Company would not be subject to the new criteria until the period beginning January 1, 2008, provided that the Company renews its status as an eligible venture company prior to the aforementioned effective date. Beginning January 1, 2008, the Company may not be considered an eligible venture company, as defined in the Amendment, and thus may not be able to continue to receiving benefits from the reduced tax rate.

7.	Subsequent Event
       On April 19, 2006, six employees exercised a total of 150,000 and 300,000 stock options with the exercise price of W100 and W140, respectively. As a result, the Company issued 450,000 new common shares with a par value of W100 per share.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of
GMARKET INC.
In our opinion, the accompanying balance sheets and the related statements of operations, of changes in convertible preferred shares and shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of GMARKET INC. (the “Company”) as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 4, 2006

GMARKET INC.
BALANCE SHEETS
December 31, 2004 and 2005

(In millions of Won and in thousands
of Dollars, except per share data)	2004		2005		2005	2005

						Unaudited
					Unaudited	pro forma
					(Note 3)	(Note 12)
ASSETS
Current assets
Cash and cash equivalents	W	19,097	W	36,898	$37,984	W	36,898
Cash on deposit		6,100		45,300	46,634		45,300
Restricted cash		1,500		2,100	2,162		2,100
Accounts receivable, net		4,020		16,244	16,722		16,244
Other current assets		186		2,517	2,591		2,517

Total current assets		30,903		103,059	106,093		103,059

Long-term financial instruments		140		5,260	5,415		5,260
Held-to-maturity securities		—		4,000	4,118		4,000
Property and equipment, net		2,067		8,188	8,429		8,188
Other assets		33		551	567		551

Total assets	W	33,143	W	121,058	$124,622	W	121,058

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Amounts payable to sellers	W	24,151	W	93,458	$96,210	W	93,458
Accounts payable		2,685		10,859	11,178		10,859
Deferred revenue and advances		675		2,180	2,244		2,180
Other current liabilities		1,118		4,428	4,558		4,428

Total current liabilities		28,629		110,925	114,190		110,925

Accrued severance benefits		465		428	441		428

Total liabilities		29,094		111,353	114,631		111,353

Commitments and contingencies:		—		—	—		—
Series A convertible redeemable preferred shares; W100 par value; 12,576,500 shares authorized; and 12,576,500 shares issued and outstanding as of December 31, 2004; liquidation preference of W639 per share as of December 31, 2004		7,174		—	—		—
Series A convertible preferred shares; W100 par value; 12,576,500 shares authorized; and 12,576,500 shares issued and outstanding as of December, 31 2005; liquidation preference of W639 per share as of December 31, 2005		—		7,339	7,555		—

Shareholders’ equity (deficit)
Common shares; W100 par value; 987,423,500 and 187,423,500 shares authorized; and 24,000,000 and 30,400,000 shares issued and outstanding as of December 31, 2004 and 2005, respectively, and 42,976,500 pro forma shares outstanding		2,400		3,040	3,130		4,298
Additional paid-in capital		341		518	532		6,599
Loan to employees for stock purchase		(142)		(389)	(400)		(389)
Accumulated deficit		(5,724)		(803)	(826)		(803)

Total shareholders’ equity (deficit)		(3,125)		2,366	2,436		9,705

Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	W	33,143	W	121,058	$124,622	W	121,058

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003, 2004 and 2005

(In millions of Won and in thousands
of Dollars, except per share data)	2003		2004		2005		2005

							Unaudited
							(Note 3)
Revenues
Transaction fees	W	2,967	W	12,034	W	56,779	$58,451
Advertising and other		771		2,103		13,556	13,955

Total revenues		3,738		14,137		70,335	72,406
Cost of revenues		3,060		8,417		36,686	37,766

Gross profit		678		5,720		33,649	34,640
Operating expenses
Sales and marketing		1,037		5,354		24,803	25,534
General and administrative		1,311		1,912		5,286	5,441

Operating income (loss)		(1,670)		(1,546)		3,560	3,665
Other income (expense)
Interest income		10		125		1,393	1,434
Interest expense		(30)		(19)		—	—
Others, net		(73)		—		—	—

Income (loss) before income tax expenses		(1,763)		(1,440)		4,953	5,099
Income tax benefits		—		—		133	137

Net income (loss)	W	(1,763)	W	(1,440)	W	5,086	$5,236
Accretion of preferred shares to redemption price		—		—		(165)	(170)
Amounts allocated to participating preferred shareholders		—		—		(1,565)	(1,611)

Net income (loss) applicable to common shareholders	W	(1,763)	W	(1,440)	W	3,356	$3,455

Net income (loss) per share
— Basic	W	(73)	W	(60)	W	124	$0.13
— Diluted		(73)		(60)		108	0.11
Weighted average number of common shares
— Basic		24,000,000		24,000,000		26,963,014	26,963,014
— Diluted		24,000,000		24,000,000		30,939,377	30,939,377
The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit)
For the Years Ended December 31, 2003, 2004 and 2005

(In millions of	Convertible Redeemable			Convertible											Accumulated
Won except	Preferred Shares			Preferred Shares			Common Shares			Additional		Loan to			Other		Total
number of										Paid-In		Employees For	Accumulated		Comprehensive		Shareholders’
shares)	Shares	Amount		Shares	Amount		Shares	Amount		Capital		Stock Purchase	Deficit		loss		Equity (Deficit)

Balance at January 1, 2003	—	W	—	—	W	—	24,000,000	W	2,400	W98	W	(137)	W	(2,521)	W	(36)	W	(196)
Stock-based compensation expense	—		—	—		—	—		—	127		—		—		—		127
Loan to employees for stock purchase	—		—	—		—	—		—	—		(5)		—		—		(5)
Comprehensive loss
Cumulative translation adjustment	—		—	—		—	—		—	—		—		—		36		36
Net loss	—		—	—		—	—		—	—		—		(1,763)		—		(1,763)

Total Comprehensive loss																		(1,727)

Balance at December 31, 2003	—		—	—		—	24,000,000		2,400	225		(142)		(4,284)		—		(1,801)
Issuance of preferred shares, net of W733 million of issuance costs	12,576,500		7,174	—		—	—		—	—		—		—		—		—
Stock-based compensation expense	—		—	—		—	—		—	116		—		—		—		116
Net loss	—		—	—		—	—		—	—		—		(1,440)		—		(1,440)

Balance at December 31, 2004	12,576,500		7,174	—		—	24,000,000		2,400	341		(142)		(5,724)		—		(3,125)
Loan to employees for stock purchase	—		—	—		—	—		—	—		(247)		—		—		(247)
Issuance of common shares from exercise of stock options	—		—	—		—	6,400,000		640	55		—		—		—		695
Stock-based compensation expense	—		—	—		—	—		—	122		—		—		—		122
Accretion to redemption price	—		165	—		—	—		—	—		—		(165)		—		(165)
Reclassification due to cancellation of redemption feature	(12,576,500)		(7,339)	12,576,500		7,339	—		—	—		—		—		—		—
Net income	—		—	—		—	—		—	—		—		5,086		—		5,086

Balance at December 31, 2005	—	W	—	12,576,500	W	7,339	30,400,000	W	3,040	W518	W	(389)	W	(803)	W	—	W	2,366

(In thousands of
Dollars except	Convertible Redeemable		Convertible							Accumulated
number of	Preferred Shares		Preferred Shares		Common Shares		Additional	Loan to		Other	Total
shares) (Note 3)							Paid-In	Employees For	Accumulated	Comprehensive	Shareholders’
(unaudited)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock Purchase	Deficit	loss	Equity (Deficit)

Balance at December 31, 2004	12,576,500	$7,385	—	$—	24,000,000	$2,471	$350	$(146)	$(5,892)	$—	$(3,217)
Loan to employees for stock purchase	—	—	—	—	—	—	—	(254)	—	—	(254)
Issuance of common shares from exercise of stock options	—	—	—	—	6,400,000	659	56	—	—	—	715
Stock-based compensation expense	—	—	—	—	—	—	126	—	—	—	126
Accretion to redemption price	—	170	—	—	—	—	—	—	(170)	—	(170)
Reclassification due to cancellation of redemption feature	(12,576,500)	(7,555)	12,576,500	7,555	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	5,236	—	5,236

Balance at December 31, 2005	—	$—	$12,576,500	$7,555	30,400,000	$3,130	$532	$(400)	$(826)	$—	$2,436

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2004 and 2005

(In millions of Won and in thousands of Dollars)	2003		2004		2005		2005

							Unaudited
							(Note 3)
Cash flows from operating activities
Net income (loss)	W	(1,763)	W	(1,440)	W	5,086	$5,236
Adjustments
Depreciation and amortization		105		264		1,196	1,231
Stock-based compensation expense		127		116		122	126
Provision for bad debt		248		(112)		(35)	(36)
Provision for severance benefits		124		277		522	537
Deferred tax assets		—		—		(254)	(262)
Others, net		199		273		2,116	2,178
Changes in operating assets and liabilities
Accounts receivable		420		(2,608)		(12,189)	(12,548)
Amounts payable to sellers		1,300		20,135		69,307	71,348
Accounts payable		219		2,290		8,174	8,415
Deferred revenue and advances		35		640		1,505	1,549
Other current assets		(142)		11		(2,096)	(2,158)
Other assets		—		—		(76)	(78)
Other current liabilities		(50)		589		1,196	1,231
Payment of accrued severance benefits		(50)		(34)		(559)	(575)

Net cash provided by operating activities		772		20,401		74,015	76,194

Cash flows from investing activities
Increase in cash on deposit, net		—		(6,100)		(39,200)	(40,354)
Increase in restricted cash, net		(114)		(1,210)		(600)	(618)
Increase in long-term financial instruments		(20)		(120)		(5,120)	(5,271)
Acquisition of held-to-maturity securities		—		—		(4,000)	(4,118)
Purchase of property and equipment		(267)		(1,902)		(7,309)	(7,524)
Decrease (increase) in other current assets		3		—		(15)	(15)
Decrease (increase) in other assets, net		(197)		378		(418)	(430)

Net cash used in investing activities		(595)		(8,954)		(56,662)	(58,330)

Cash flows from financing activities
Issuance of preferred shares, net		—		7,174		—	—
Issuance of common shares, net		—		—		695	715
Loan to employees for stock purchase		(5)		—		(247)	(254)
Repayment of borrowings		(56)		(567)		—	—

Net cash provided by (used in) financing activities		(61)		6,607		448	461

Net increase in cash and cash equivalents		116		18,054		17,801	18,325
Cash and cash equivalents
Beginning of year		927		1,043		19,097	19,659

End of year	W	1,043	W	19,097	W	36,898	$37,984

Supplemental cash flow disclosures
Cash paid for interest	W	31	W	20	W	—	$—
Cash paid for income taxes	W	—	W	—	W	87	$90
The accompanying notes are an integral part of these financial statements.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005
1.     DESCRIPTION OF BUSINESS
       GMARKET INC. (we or the Company) was incorporated in the Republic of Korea on April 7, 2000. The Company changed its name from Interpark Goodsdaq Corporation to GMARKET INC. by the resolution of the general meeting of shareholders adopting amended articles of incorporation on March 31, 2004.
       We are a retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive, end-to-end sales solution. Our e-commerce marketplace facilitates the purchase and sale of small and big volumes of products among a large number of buyers and sellers in a convenient, cost effective and secure manner. We derive our revenue from transaction fees on the sale of products completed on our website, advertising service and membership fees. Our e-commerce marketplace is located at www.gmarket.co.kr.
2.     SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation and basis of presentation
       The principle of consolidation of the Company is to consolidate majority-owned subsidiaries and/or when the Company is the primary beneficiary in a variable interest entity, as defined in FASB Interpretation No. 46. Consolidation of Variable Interest Entities.
       Investments in entities where the Company holds 20% or more but less than 50% ownership interest and have the ability to significantly influence the operations of the investee are accounted for using the equity method of accounting and our share of the investee’ operations is included in other income (expense). The Company consolidated the financial statements of Interpark Japan Co., Ltd. from its inception in November 2001 to December 2002 as the Company had controlling financial interest in Interpark Japan Co., Ltd. Subsequent to dilution of our ownership interest from 100% to 45% in September 2002, we accounted for our investment in Interpark Japan Co., Ltd. using the equity method of accounting until the subsidiary was liquidated on April 14, 2003 as we had the ability to exercise significant influence, but not control over that entity.
Use of estimates
       The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.
Revenue recognition
       The Company’s net revenues are derived from fees associated with our transaction, advertising services and membership programs. Revenues from transaction fees are derived from commissions paid by sellers on our e-commerce marketplace. Revenues from advertising are derived from the sale of online banners and premium listing to sellers, and other revenues are derived from the sale of inventory, incurred until 2004, and the sale of membership programs.
Transaction fees
       Our e-commerce customers are sellers of merchandise from whom we receive commissions based on the gross merchandise value of each successfully executed transaction. In addition to

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
providing the marketplace, we also facilitate the collection of cash from buyers and the remittance of that cash, net of our commission to our customer, the seller. The Company is not the primary obligor to the transaction between the seller and the buyer as the title to the goods passes directly from the seller to the buyer and the Company does not bear the risk of credit loss other than its own commission. Therefore, commissions earned by the Company are recorded as revenue, on a net basis, upon the completion of our services. Our standard market terms allow for the return of goods to the seller from the buyer within a seven day period from delivery date under certain circumstances after which we refund amounts collected to the buyer. We record a reserve for estimated refunds based on our historical experience as a reduction of revenues from transaction fees.
       As our service transactions have a refundable provision available to the buyer, we have elected to apply the above policy for our transaction fees using an analogy to the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 48 Revenue Recognition When Right of Return Exists. We satisfy the criteria in SFAS 48 as, our commission fee is fixed at the outset, the buyers and sellers of goods have economic substance apart from us, we do not have any significant obligations for future performance once the buyer’s payment is confirmed and we can reasonably estimate the amount of future refunds based on our specific historical experience. As the buyer has only seven days from delivery date to return the goods purchased, we are able to compare our estimated refund returns for a period to the actual amount of returns for such period due to this short return period.
Advertising and other
       The Company recognizes advertising and membership program revenue ratably over the term of the contract or subscription period. The duration of the banner and premium listing advertising has ranged from one day to one month, and the duration of membership program has ranged from three months to one year.
Mileage point program
       Our mileage point program awards mileage to buyers who purchase eligible products, provide feedback related to acquired products and confirm the delivery of those products on the Company’s website. Outstanding mileage may be redeemed for cash, services or products when a certain threshold requirement is satisfied. Mileage point program participants may not reach the threshold necessary for cash redemption and outstanding mileage may not always be redeemed. Therefore, based on historical data, we estimate the amount of mileage points that will be converted to cash and recognize such amount as a reduction of transaction fees each period. Effective February 2006, we changed the terms of our mileage program so that all unused accumulated miles will expire on their fifth anniversary.
       Changes in mileage program reserves for the years ended December 31, 2003, 2004 and 2005 are as follows:

(In millions of Won)	2003		2004		2005

Balance at beginning of year	W	70	W	185	W	411
Provision for mileage program reserves		126		273		2,114
Redemptions		(11)		(47)		(545)

Balance at end of year	W	185	W	411	W	1,980

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
Discount coupons and stamps
       During 2005, the Company began to offer to registered buyers discount coupons and stamps. Discount coupons do not require buyers to complete a specific purchase transaction to earn a discount coupon, but are offered to registered buyers and can be used prior to their expiry date, to reduce the purchase price of a product in a future purchase. The Company records the value of the coupon at the same time the coupon is actually used in a purchase as a reduction of revenues from transaction fees. Stamps are awarded to buyers after completion of a purchase transaction and may be accumulated and redeemed for discount coupons or used for other services. The Company charges sellers for issuing stamps and recognizes the revenue when coupons, converted from stamps, are used for a purchase or when stamps are used for other services. As of December 31, 2005, the Company recorded a reserve of W283 million in relation to discount coupons and stamps.
Cost of revenues
       Cost of revenues consists of credit card fees and charges from bank and other institutions, click through fees that we pay to portals and search engines, network and systems maintenance fees, salaries and other benefits relating to transactions, depreciation and amortization pertaining to our e-commerce platform and the purchase price of products sold by us until 2004.
Cash and cash equivalents
       Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. Cash equivalents include demand deposit and investments in money market mutual funds.
Cash on deposit and long-term financial instruments
       Cash on deposit includes time deposits, with maturities greater than three months but one year or less. Long-term financial instruments include deposits, with maturities greater than one year.
Restricted cash
       Restricted cash consists of certain cash on deposit pledged as collateral to credit card companies to secure transactions. As the credit card company renews pledges every year, the restricted cash amounts for the credit card companies are classified as current assets.
Fair value of financial instruments
       Our carrying amounts of cash and cash equivalents, cash on deposit, accounts receivable, accounts payable and amounts payable to sellers approximate fair value because of the short maturity of these instruments.
Concentrations of credit risk
       Our cash and cash equivalents and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions which management believes are of high credit quality.
       Accounts receivable balances consist of amounts owing to us by buyers of merchandise on our website and our advertising customers, payment for which is settled through credit cards and electronic bank transfers. The credit card companies are responsible for remitting to us the

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
transaction amount after deducting their fixed service fees ranging between approximately 2.4% and 3%. We maintain an allowance for doubtful accounts based upon our actual experience.
Held-to-maturity securities
       Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are carried at amortized cost and are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value.
Property and equipment
       Property and equipment consist of furniture and fixtures, computers and equipment and software. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets from three to five years.
       Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.
Accounting for the impairment of long-lived assets
       The Company reviews long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flow the assets are expected to generate. During 2003, 2004 and 2005, no amount was recorded as impairment loss of long-lived assets. If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long-lived assets.
Amounts payable to sellers
       Our contractual terms with sellers require us to remit the proceeds from each transaction (net of commission) to the seller between seven and 30 days after the completion of the transaction. This time generally allows the Company to process all credits and other adjustments to the selling price with the buyer. These amounts are presented as amounts payable to sellers in these financial statements.
Sales and marketing
       Sales and marketing expenses are comprised primarily of advertising, promotions and fees paid to third-party service provider that operates the Company’s call center, all of which are expensed as incurred. Expenses incurred by the marketing department related to marketing and promotion are recorded as sales and marketing expenses under operating expenses.
       The Company expenses advertising costs as incurred. Advertising expense was approximately W403 million, W2,753 million and W14,037 million for the years ended December 31, 2003, 2004 and 2005, respectively.
Research and development costs
       The Company’s research and development costs, which are personnel expenses in connection with research and development activities, are expensed as incurred and included in general and

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
administrative expenses. The Company has expensed W 255 million, W 409 million and W 475 million for the years ended December 31, 2003, 2004 and 2005, respectively.
Internal-use software and website development cost
Website development cost
       We apply the provisions of EITF 00-2, Accounting for Web Site Development Costs. Our policy is to expense the costs incurred in the preliminary project and post implementation stage of the development effort and the subsequent costs associated with maintaining our website. We capitalize costs associated with the application development stage of the project. However, during the years ended December 31, 2004 and 2005, we did not make significant enhancements to our website that required capitalization under our policy.
Accrued severance benefits
       Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.
       The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the National Pension Service in 2004 and 2005 was W77 million and W143 million, respectively.
Accounting for stock-based compensation
       The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using straight line method.
       The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant and recognizes compensation cost as if all awards are expected to vest, recognizing forfeitures as they occur. Refer to note 14 for details of our assumptions used in calculating the fair value of our stock options.
Foreign currency transactions
       Net gains and losses resulting from foreign exchanges transactions are included in gains (losses) on foreign currency in the statements of operations.
Income taxes
       The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at expected enacted statutory tax rates for the years in which the differences are expected to reverse.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
       A valuation allowance is provided on net deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.
Earning per share
       Basic earning per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earning per share is computed by dividing net income (loss) attributable to shareholders by the weighted average number of shares outstanding, increased by common share equivalents. Common share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
       As our preferred shares participate in earnings with common shares equally after allocation of preferred dividends (if declared), the remaining earnings available are allocated to preferred shares and common shares in proportion using the two class method as described by EITF Issue 03-6, Participating Securities and Two-class method under FASB 128 to the extent that the impact is not anti-dilutive to earnings per share.
Recent accounting pronouncements
       In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. This Statement replaces SFAS No. 123, supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. This new statement is effective for public entities in periods beginning after June 15, 2005. The Company has assessed the impact of adopting SFAS 123(R) and believes that it will not have a significant impact on its results of operations.
       In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. This Statement amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has assessed the impact of adopting SFAS 153 and believes it will not have a significant impact on its results of operations.
       In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The Company has assessed the impact of adopting SFAS 154 and believes it will not have a significant impact on its results of operations.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)

3.	CONVENIENCE TRANSLATION INTO UNITED STATES DOLLAR AMOUNTS (UNAUDITED)
       The Company reports its financial statements using the Korean Won. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of W971.40 to one Dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2006. Such translations should not be construed as representations that the Won amounts represent, have been, or could be, converted into, Dollars at that or any other rate.

4.	RESTRICTED CASH
       The amount of restricted cash, which consists of certain cash on deposit pledged as collateral to credit card companies, was W1,500 million, and W2,100 million as of December 31, 2004 and 2005, respectively.

5.	LONG-TERM FINANCIAL INSTRUMENTS
       As of December 31, 2004, the Company had an installment deposit of W140 million, which matures on January 18, 2007. The Company’s long-term financial instruments consisted of long-term deposits of W 5,000 million which mature on November 28, 2008 and an installment deposit of W 260 million which matures on January 18, 2007 as of December 31, 2005.

6.	HELD-TO-MATURITY SECURITIES
       The Company’s held-to-maturity securities consisted of investments in corporate bonds, which were recorded at cost approximating their fair value. There were no unrecognized holding gains or losses as of December 31, 2004 and 2005. Interest rate for the Company’s investments is 4.8% per annum with the maturity date of September 28, 2007.

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS
       Changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 are as follows:

(In millions of Won)	2003		2004		2005

Balance at beginning of year	W	23	W	271	W	153
Provision for allowances		248		11		8
Reversal		—		(123)		(43)
Write-offs		—		(6)		—

Balance at end of year	W	271	W	153	W	118

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)

8.	PROPERTY AND EQUIPMENT, NET
       Property and equipment as of December 31, 2004 and 2005 consist of the following:

(In millions of Won)	2004		2005

Furniture and fixtures	W	300	W	583
Servers and equipment		2,115		7,262
Purchased software		120		1,985

		2,535		9,830
Less: accumulated depreciation and amortization		(468)		(1,642)

	W	2,067	W	8,188

       Depreciation and amortization of property and equipment for the years ended December 31, 2003, 2004 and 2005 were W105 million, W262 million and W1,186 million, respectively.

9.	ACCRUED SEVERANCE BENEFITS
       Changes in accrued severance benefits for the years ended December 31, 2003, 2004 and 2005 are as follows:

(In millions of Won)	2003		2004		2005

Balance at beginning of year	W	148	W	222	W	465
Provisions for severance benefits		124		277		522
Severance payments		(50)		(34)		(559)

Balance at end of year	W	222	W	465	W	428

       Due to the demographic make-up of our employee base, the Company does not expect to pay any benefits under the plan in the next 10 years.

10.	COMMITMENTS AND CONTINGENCIES
       The Company leases office space from Interpark Corporation, a major shareholder and related party, and the term of lease is from April 2004 to January 2007. In connection with this lease the Company paid W117 million and W463 million to Interpark Corporation during the years ended December 31, 2004 and 2005, respectively. In addition, the Company had guarantee deposit amounting to W267 million paid to Interpark Corporation to secure the lease agreement as of December 31, 2005 and recorded the amount under other assets as of December 31, 2005.
       The Company has contracts with third parties to outsource the management of its servers and network. The contracts are renewed annually. The Company recorded expense of W26 million, W151 million and W2,859 million under the contracts for the years ended December 31, 2003, 2004 and 2005, respectively.
       The Company has a contract with a third party to outsource its call center services. The contract is renewed annually. The Company recorded expense of W9 million, W1,419 million and W6,625 million under the contract for the years ended December 31, 2003, 2004 and 2005, respectively.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)

11.	STOCK SPLIT
       On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. Holders of the Company’s common shares and preferred shares as of record date of December 2, 2005 received 29,792,000 and 12,324,970 additional shares, respectively. As a result of the stock split, basic and diluted net loss per share were W73 and W60 per share for the years ended December 31, 2003 and 2004, respectively. Basic and diluted earnings per share were W124 and W108 per share, respectively, for the year ended December 31, 2005. These financial statements retroactively reflect the impact of the stock split.

12.	CONVERTIBLE PREFERRED SHARES
       On December 30, 2004, the Company issued 12,576,500 shares of Series A convertible redeemable preferred shares (the “Preferred Shares”) with a par value of W100 per share for total proceeds of W7,907 million, less issuance costs of W733 million.
       The issue price of the Preferred Shares was denominated in United States Dollars at $0.60 per share. Based on the exchange rate between the Dollars and the Won on the date the transaction was completed (US $1 = W1,040.40), the Company received W629 per share or total gross proceeds of W7,907 million.
       On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. As a result of the stock split, the total outstanding Preferred Shares became 12,576,500 shares.
       The principal terms and conditions of the Preferred Shares are as follows;
Voting rights
       Each holder of outstanding Preferred Shares shall be entitled to the number of votes equal to the number of Preferred Shares, at each annual or extraordinary general meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration.
Liquidation preference
       Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Securities, the holders of Preferred Shares shall be entitled to be paid out of the remaining assets of the Company legally available for distribution with respect to each Preferred Share an amount in cash equal to the sum of W639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares.
Conversion
       Outstanding Preferred Shares may be converted at any time from the issue date to the twentieth anniversary of the issue date, at the option of the holder thereof, into fully paid and non-assessable common shares. The number of common shares to be delivered will be the number of Preferred Shares multiplied by the original issue price divided by the conversion price, rounding the resulting number down to the nearest whole number of conversion shares. The conversion price means the price per conversion share at which conversion shares will be delivered upon conversion, which is stated in Korean won at W639, plus any accrued but unpaid dividends thereon, in each

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares. If any Preferred Shares have not been converted into common shares as of the date one business day prior to the pricing of the qualified IPO, such Preferred Shares shall be automatically converted to common shares without any further action by, consent of or notice from, the respective holders of such Preferred Shares.
       According to the Shareholders Agreement by and among the Company and the Shareholders, each holder of Preferred Shares shall be obliged to request the Company to convert, and the Company shall convert, each share of Preferred Shares into common share at the then-applicable conversion price immediately prior to the first sale in a qualified public offering.
Dividend
       When declared at the general meeting of shareholders or by the Board, the holders of outstanding Preferred Shares shall be entitled to receive, out of the assets of the Company which are, by law, available for such payment, non-cumulative dividends, payable at a rate per annum equal to 0.001% of the par value per Preferred Share, as adjusted for any stock dividends, combinations or splits or similar events with respect to the shares.
       Preferred Shares participate in earnings with common shares equally after allocation of preferred dividends (when declared). No dividends have been declared for Preferred Shares or common shares.
Redemption
       At any time on or after the fifth anniversary of the issue date and on or before the twentieth anniversary of the issue date and upon notice by the holders of at least 66 2/3 % of the then outstanding Preferred Shares, the Company shall redeem the specified number of Preferred Shares. The price payable for each redeemed share of Preferred Shares shall be the sum W639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares.
       On December 2, 2005, the holders of outstanding Preferred Shares elected to delete the redemption provisions of the Preferred Shares by amending the articles of incorporation. However, in accordance with EITF D-98, Classification and Measurement of Redeemable Securities and Rule 5-02.28 of Regulation S-X, the preferred shares still have redemption characteristics that are not solely within the control of the Company and therefore remain as a temporary equity.
Accretion of Beneficial Conversion Feature (“BCF”)
       A beneficial conversion feature (“BCF”) is measured at the date of issuance when a share of preferred stock is convertible into common stock and the fair market value of the underlying common stock at the date of issuance is in excess of the preferred share purchase price. At the date of issuance of the Preferred Shares in December 2004, the fair market value of the underlying common stock at the date of issuance was less than the conversion price and therefore, the Company did not record a BCF.
Unaudited pro forma balance sheet
       The unaudited pro forma balance sheet at December 31, 2005 presented in the accompanying financial statements reflects the conversion of the 12,576,500 Preferred Shares into 12,576,500 common shares which will occur immediately prior to the closing of the Company’s initial public offering.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)

13.	COMMON SHARES
       Each share of common stock has the right to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on any of the Company’s outstanding common shares.
       On December 2, 2005, the Company’s shareholders approved an increase in the number of authorized shares from 20,000,000 to 200,000,000.

14.	Stock Option Grants
       The Company may grant to its officers and employees stock options to purchase the stocks of the Company up to the lesser of 30% of all shares issued and outstanding or the rate permitted by applicable laws and regulations, by a special resolution at a general meeting of shareholders pursuant to its articles of incorporation and applicable laws and regulations
       Options granted before 2005 vest over a two year period from grant date and expire after nine years. Options granted during 2005 vest 50% after two years and remaining 50% vest monthly in equal increments over the following 24 months and expire between nine and eleven years after grant date. We record compensation expense based on the grant date fair value using the Black-Scholes model. To determine the fair value of equity-based awards at the date of grant, we utilized the following weighted average assumptions for grants in 2004 and 2005.

	2004		2005

Expected dividend yield		0%		0%
Risk free interest rate		2.05%		4.28%
Expected volatility		70%		70%
Expected life (in years from vesting)		3		3
Value of common stock at grant	W	270	W	3,898
Fair value of stock option	W	174	W	2,317
       For the years ended December 31, 2003, 2004 and 2005, the Company recorded W127 million, W116 million, and W122 million, respectively, as stock-based compensation expense.
       The following table summarizes the stock option activity for the years ended December 31, 2004 and 2005:

	2004			2005

		Weighted			Weighted
		Average			Average
		Exercise			Exercise
	Shares	Price		Shares	Price

Outstanding at beginning of year	6,900,000	W	110	7,075,000	W	111
Granted	300,000		140	1,220,000		2,637
Forfeited	125,000		132	270,000		216
Exercised	—		—	6,400,000		109

Outstanding at end of year	7,075,000		111	1,625,000		1,997

Options exercisable at end of year	5,150,000	W	100	200,000	W	110

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
       The following table summarizes information about stock options outstanding as of December 31, 2005.

Options Outstanding as of			Weighted	Options Exercisable as of
December 31, 2005			Average	December 31, 2005
			Remaining
	Exercise		Contractual		Exercise
Shares	Price		Life of Options	Shares	Price

150,000	W	100	5	150,000	W	100
300,000		140	7	50,000		140
450,000		640	8	—		—
725,000		4,000	9	—		—

1,625,000	W	1,997		200,000	W	110

15.	INCOME TAXES
       Income tax expense for the years ended December 31, 2003, 2004 and 2005 consist of the following:

	2003		2004		2005
(In millions of Won)
Current income taxes	W	—	W	—	W	121
Deferred income taxes		—		—		(254)

Total income tax expenses (benefits)	W	—	W	—	W	(133)

       The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2003, 2004 and 2005 are as follows:

(In millions of Won)	2003		2004		2005

Current Deferred Income Tax Assets (Liabilities)
Accrued expenses	W	35	W	312	W	141
Accrued income		(61)		(103)		(415)
Loyalty program reserves		55		116		311
Other		87		120		176

		116		445		213
Less: Valuation allowance		(116)		(445)		—

Current deferred income tax assets	W	—	W	—	W	213

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)

(In millions of Won)	2003		2004		2005

Non-current deferred income tax assets (liabilities)
Net operating loss carryforwards	W	937	W	878	W	—
Other		47		95		41

		984		973		41
Less: Valuation allowance		(984)		(973)		—

Non-current deferred income tax assets	W	—	W	—	W	41

       The Company had available loss carryforwards of W3,191 million at December 31, 2004, which were utilized during 2005, and available investment tax credits carryforwards of W89 million at December 31, 2005 which expires through 2009.
       Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during the temporary differences reverse.
       Based on the Company’s historical book and tax losses, management determined that it was more likely than not, that the Company would not realize its deferred tax assets at December 31, 2003 and 2004 and recorded a valuation allowance of W1,100 million and W1,418 million, respectively. However, in 2005, the Company generated sufficient taxable profits during the year, such that, based on its assessment of the other factors listed above, management determined that it is more likely than not that the Company will realize its deferred tax assets in the future and, accordingly, has not recorded a valuation allowance at December 31, 2005.
       The statutory income tax rate applicable to the Company was 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003.
       As an eligible venture company under the Special Tax Treatment Control Law of Korea, the Company is entitled to a reduced tax rate of 13.75% for taxable income directly generated from operation, which is 50% of the statutory tax rate and effective until 2009. Before 2005, the Company did not file for the 50% tax exemption and thus, deferred tax assets were calculated using the statutory rate of 27.5%. However, the Company filed for tax exemption as an eligible venture company due to its increased taxable income. Accordingly, deferred income taxes as of December 31, 2005 were calculated using the reduced rate of 13.75% for the temporary differences entitled for the 50% tax exemption.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
       A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

(In millions of Won)	2003		2004		2005

Tax expense (benefits) at Korean statutory tax rate	W	(523)	W	(428)	W	1,362
Income tax exemption		—		—		(464)
Income tax credits		—		—		(313)
Change in deferred income tax assets due to initial application of income tax exemption		—		—		622
Expense not deductible for tax purpose		45		75		82
Change in statutory tax rate		81		35		—
Change in valuation allowances		400		318		(1,418)
Other		(3)		—		(4)

Total income tax expense (benefits)	W	—	W	—	W	(133)

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)

16.	EARNING PER SHARE
       The components of basic and diluted earnings per share are as follows:

(In millions of Won except number of common shares
and per share amount)	2003		2004		2005

Basic earnings per shares
Net income (loss)	W	(1,763)	W	(1,440)	W	5,086
Accretion to redemption price		—		—		(165)
Amounts allocated to participating preferred shareholders		—		—		(1,565)

Net income (loss) applicable to common shareholders		(1,763)		(1,440)		3,356

Weighted average common shares outstanding		24,000,000		24,000,000		26,963,014
Basic earnings per share	W	(73)	W	(60)	W	124
Diluted earnings per shares
Net income (loss)					W	5,086
Accretion to redemption price						(165)
Amounts allocated to participating preferred shareholders						(1,565)

Net income (loss) applicable to common shareholders						3,356

Weighted average common shares outstanding						26,963,014
Assumed exercise of stock option						3,976,363

Adjusted weighted average shares — diluted						30,939,377
Diluted earnings per share					W	108
       The 725,000 stock options granted in 2005 and outstanding at December 31, 2005 and preferred shares are excluded from the Company’s calculation of earnings per share as their effects are anti-dilutive.

17.	RELATED PARTY TRANSACTIONS
       As of December 31, 2004 and 2005, the Company had loans to executive officers and employees for housing amounting to W47 million and W62 million, respectively, at an annual interest rate of 5% for 1 year or 2 years which are recorded as other current assets or other assets in these financial statements.
       As of December 31, 2004, the Company had non-interest bearing loans to directors, executive officers and employees for stock purchases amounting to W142 million, which were fully repaid during 2005.

GMARKET INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005 — (Continued)
       As of December 31, 2005, the Company has loans to executive officers and employees for Stock purchases amounting to W389 million at an annual interest rate of 5% for 1 year.
       Interpark Corporation is the largest shareholder and related party of the Company. The Company considers Interpark Corporation and its subsidiaries to be related parties.
       During the years ended December 31, 2003, 2004 and 2005, there were transactions with Interpark Corporation and its subsidiaries as follows:

(In millions of Won)	2003		2004		2005

Revenue	W	117	W	429	W	22
Purchases		—		1		—
Operating expenses		114		612		1,127
Accounts receivable		44		85		1
Leasehold and other deposits		—		—		267
Amounts payable to sellers		499		442		43
Accounts payable and accrued expenses		24		62		143

18.	SUBSEQUENT EVENTS
Lease Contract
       The Company entered into a contract with a third party to lease office space on December 15, 2005, and the term of lease is for one year from February 2006 to February 2007. In connection with this lease, the Company made a deposit of W812 million in 2006.
Grant of stock options
       In accordance with the resolution of general shareholders’ meeting on March 28, 2006, the Company granted 490,000 stock options at the exercise price of W9,000 to its officers and employees. The options granted vest 50% after two years from the grant date and remaining 50% vest monthly in equal increments over the following 24 months and expire between nine and eleven years.
Exercise of stock options
       On April 19, 2006, six employees exercised a total of 150,000 and 300,000 stock options with the exercise price of W100 and W140, respectively. As a result, the Company issued 450,000 new common shares with a par value of W100 per share.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

GMARKET INC.
American Depositary Shares
Representing
                             Common Shares

PROSPECTUS

Goldman Sachs International
Cowen and Company
Representatives of the Underwriters

Thomas Weisel Partners LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.     Indemnification of Directors and Officers
       We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by applicable law, from and against all liability and loss suffered, and advance expenses (including attorneys’ fees) in connection with any actual or threatened action, suit, claim, inquiry or proceeding by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or executive officers. Upon receipt of a written notice from a director or executive officer, we will, within 30 calendar days of receipt of notice, advance funds for the payment of expenses, unless (i) we are prohibited under applicable law from indemnifying the director or executive officer for such loss (ii) upon a finding, in the form of a final and binding judgment rendered by a court of competent jurisdiction, that the director or executive officer has breached a fiduciary or other duty owed to us or (iii) if our then-constituted board of directors, based on legal advice of counsel, clearly believes that the director or executive officer has breached a fiduciary or other duty owed to us.
       There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.
Item 7.     Recent Sales of Unregistered Securities
       During the past five years, we have issued the following securities (including options to acquire our common shares), taking into account the 50-for-1 stock split effective January 5, 2006. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

			Consideration		Underwriting
	Date of sale or		(in millions		discount and
Purchaser	issuance	Number of securities	of Dollars)		commission

Certain executive officers and employees of the Registrant	March 30, 2001	Options to purchase a total of 3,600,000 common shares		N/A	N/A
Certain executive officers and employees of the Registrant	March 25, 2002	Options to purchase a total of 3,600,000 common shares		N/A	N/A
Certain executive officers and employees of the Registrant	March 14, 2003	Options to purchase a total of 1,875,000 common shares		N/A	N/A
Certain executive officers and employees of the Registrant	March 21, 2004	Options to purchase a total of 300,000 common shares		N/A	N/A
A. Bohl Praktijk B.V.	December 30, 2004	12,411,050 Series A preferred shares	US$	7.50	N/A
Techno Pacific Assets Limited	December 30, 2004	165,450 Series A preferred shares		0.10	N/A
Certain directors and employees of the Registrant	March 22, 2005	Options to purchase a total of 495,000 common shares		N/A	N/A
Certain director, executive officers and employees of the Registrant	July 15, 2005	6,075,000 common shares issued upon exercise of options		0.69	N/A
Certain employees of the Registrant	August 4, 2005	325,000 common shares issued upon exercise of options		0.03	N/A

			Consideration	Underwriting
	Date of sale or		(in millions	discount and
Purchaser	issuance	Number of securities	of Dollars)	commission

Certain directors and employees of the Registrant	December 2, 2005	Options to purchase a total of 725,000 common shares	N/A	N/A
Certain directors, executive officer and employees of the Registrant	March 28, 2006	Options to purchase a total of 490,000 common shares	N/A	N/A
Certain director and employees of the Registrant	April 19, 2006	450,000 common shares issued upon exercise of options	0.06	N/A
Item 8.     Exhibits and Financial Statements

Number	Description

1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of the Registrant (English translation)*
4.1	Form of Stock Certificate of Registrant’s common stock, par value Won 100 per share (English translation)*
4.2	Form of Deposit Agreement among Registrant, the depositary and holders of the American Depositary Receipts (including Form of American Depositary Receipt)*
5.1	Opinion of Bae Kim & Lee as to the legality of common shares being registered*
8.1	Opinion of Debevoise & Plimpton LLP as to U.S. tax matters*
10.1	Lease Agreement, dated December 15, 2005, between Registrant and LG Insurance Co., Ltd. (English translation)*
10.2	Sublease Agreement between Registrant and Interpark Corporation (English translation)*
10.3	Employment agreement with Young Bae Ku (English translation)*
10.4	Employment agreement with Duckjun Lee (English translation)*
10.5	Co-location Service Agreement with Korea Internet Data Center, dated as of August 11, 2005 (English translation)*
10.6	Standard Terms and Conditions for Buyers (English translation)*
10.7	Standard Terms and Conditions for Sellers (English translation)*
10.8	Form of Stock Option Agreement (English translation)*
10.9	Directorship Agreement with Massoud Entekhabi*
10.10	Directorship Agreement with Hakkyun Kim*
10.11	Directorship Agreement with Joon-Ho Hahm*
10.12	Form of Directors and Officers Indemnification Agreement*
10.13	Naver Knowledge Shopping—Shop Opening and Operating Contract (English translation)*
10.14	Yahoo! Shopping YSP Service Contract (English translation)*
10.15	Product Registration Service Contract between Registrant and Enuri.com Co., Ltd. (English translation)*
10.16	Co-Promotion and Marketing Service Agreement between Registrant and Korean Click Co., Ltd. (English translation)*
10.17	Partner Shop Contract between SK Communications Co., Ltd. and Registrant (English translation)*
10.18	Online Advertisement Agreement between Registrant and Best Buyer Co., Ltd. (English translation)*
10.19	Shopping Agent Service Agreement between Registrant and Best Buyer Co., Ltd. (English translation)*

Number	Description

10.20	Open Marketing Information Contract between Open Marketing Information Co., Ltd. and Interpark Goodsdaq (which is the former legal and trade name of the Registrant) (English translation)*
10.21	OKCashbag Service Collaboration Agreement between SK Corporation and the Registrant (English translation)*
10.22	On-line Shopping Mall Collaborative Partnership Agreement between SK Corporation and the Registrant (English translation)*
23.1	Consent of Bae Kim & Lee (included in Exhibit 5.1)*
23.2	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1)*
23.3	Consent of Samil PricewaterhouseCoopers*
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment
Item 9.     Undertakings
       (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
       (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, executive officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, executive officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE
       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Korea on June 6, 2006.

GMARKET INC.

By:	/s/ Young Bae Ku

Name: Young Bae Ku

Title:	Chief Executive Officer and

Representative Director
POWER OF ATTORNEY
       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Young Bae Ku, Chief Executive Officer and Representative Director and Duckjun (D.J.) Lee, Chief Financial Officer as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement filed herewith and any or all amendments to said Registration Statement (including pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute, may lawfully do or cause to be done by virtue thereof.
       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Young Bae Ku Name: Young Bae Ku	Chief Executive Officer (principal executive officer) and Director (Representative Director)	June 6, 2006

/s/ Duckjun Lee Name: Duckjun (D.J.) Lee	Chief Financial Officer (principal financial and accounting officer)	June 6, 2006

/s/ Ki Hyung Lee Name: Ki Hyung Lee	Director	June 6, 2006

/s/ Sang Kyu Lee Name: Sang Kyu Lee	Director	June 6, 2006

Signature	Title	Date

Name: John E. Milburn	Director	, 2006

/s/ Massoud Entekhabi Name: Massoud Entekhabi	Director	June 6, 2006

Name: Joon-Ho Hahm	Director	, 2006

Name: Hakkyun Kim	Director	, 2006

Name:	Authorized representative in the United States	, 2006